NI 43-101 Technical Report
Reward Gold Project
Nye County, Nevada

Prepared for:
Atna Resources, Ltd.

21 March 2008
077111

Prepared by:
Chlumsky, Armbrust & Meyer, LLC

Fred Barnard, Ph.D., Calif. Professional Geol. #7432
Greg Chlumsky, MMSA #01117QP
Robert L. Sandefur, Colorado P.E. #11370

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43-101F1 Table of Contents Reference Item	**Reference in this Report**

1.0 SUMMARY

1.1 Introduction and Terms of Reference

This NI 43-101-compliant Technical Report was prepared by Chlumsky, Armbrust and Meyer LLC (herein "CAM") of Lakewood, Colorado for Atna Resources Ltd., which has a wholly-owned U.S. subsidiary, Canyon Resources Corporation (herein "Canyon") of Golden, Colorado. Canyon controls, among other mineral assets, the Reward mineral properties near Beatty in Nye County, Nevada which contain the gold mineralization described in this report. The purpose of this report is to describe the gold mineralization on the Reward property, to define tonnages and grades of mineral Resources as warranted, and to define mineral Reserves based on the concurrent Feasibility Study prepared by CAM. A summary of salient results of the Feasibility Study is included in Section 19 of this report.

This report was begun when Canyon was an independent U.S. company. On March 18, three days prior to completion of this report, Canyon became a wholly-owned subsidiary of Atna, a Canadian company.

The Reward property was visited by Qualified Person and geologist Fred Barnard on July 21, 2007 (plus a review of drill core stored off-site on July 20, 2007); and by engineers Mike Read and Ken Meyer on July 16, 2007. On March 20, 2008, the property was visited by engineers Greg Chlumsky and Robert Sandefur, both Qualified Persons who are also authors of this Report.

In the preparation of this report, CAM obtained data from the Canyon staff, including:

- Mr. James Hesketh, President and COO of Atna Resources Ltd.
- Mr. Steven Zahony, Vice President, Exploration, Canyon Resources Corporation
- Ms. Joy Moseley, Land Manager, Canyon Resources

The information received was independently verified by CAM as indicated below in the various sections of this report. The numerical and geostatistical analysis of drill sampling for the deposits, and the mineral Resource estimation, were carried out by Mr. Robert Sandefur of CAM.

Additional sources of information were used in preparation of the Feasibility Study, as shown in Sections 19.

1.2 Property

The Reward property is in Nye County, Nevada, centered about 5 miles south-southeast of the town of Beatty, on the west slope of the Bare Mountains. The various mineral properties which define the Project

area lie within sections 1, 2, 3, 10, and 11 of Township 13 South, Range 47 East, and sections 33, 34, and 35 of Township 12 South, Range 47 East, all referred to the Mount Diablo Baseline and Meridian.

The Bare Mountains are a steep, rugged, rocky, complex ridge oriented north-south. The climate is typical of middle-elevation desert; highly arid, with average annual precipitation of 4.1 inches. Vegetation is sparse, consisting mainly of creosote bush, Mormon tea, and low shrubs, with occasional small barrel cacti. There are no trees on the mineralized area. Year-round mining operations should be possible.

Beatty is a town of 1,200 serving as a transit point and service center for travelers, with several motels and restaurants, gas stations, a post office, and several small stores provide basic services.

The Reward project encompasses 127 unpatented and patented federal lode and placer claims, totaling 2,213 net acres, plus three unpatented millsite claims covering 15 acres, as shown in Table 4-1. The Reward project includes sufficient area, with adjacent public-domain lands also potentially available, to allow development of the property, including space for mining operations, tailings storage, waste disposal, heap leach pads, and processing plant.

Canyon has acquired the Reward property since 2004, through three mineral leases, purchases of patented claims, and staking of additional claims. Net Smelter Return royalties of 3 percent (actual or advance) are payable on some parcels. There are no back-in or option rights on the properties.

Excepting the patented claims owned by Canyon, and some adjacent patents held by Barrick, all of which carry surface ownership as well as mineral rights, the Reward area consists of federal public domain lands, administered by the BLM (Bureau of Land Management). There are no state or private tracts within the project area, except the patented placers controlled by Canyon. Canyon's millsite claims carry the right for surface use specifically for infrastructure facilities for mining projects.

Water rights for 178 US gallons per minute have been leased from Barrick Bullfrog, Inc. for ten years from August 2006.

There are no existing environmental liabilities connected with the property, excepting those for relating to Canyon's recent exploration, for which bonds have been posted.

A number of environmental, operational, and business permits that must be acquired to conduct the work proposed for the property. The status of permitting is discussed in Section 19, which is a summary of the Feasibility study carried out by CAM. All the necessary permits have been obtained, or appear highly likely to be obtained by the time project development begins.

1.3 Geology

The Bare Mountains lie in a complex tectonic area within the Basin and Range province. Several generations of tectonic events have emplaced and shaped the rocks of interest, and have engendered precious-metals mineralization at Reward and elsewhere.

The Bare Mountains consist mainly of Upper Proterozoic and Lower Paleozoic marine sedimentary rocks, overlain toward their north end by Tertiary volcanic rocks. The sedimentary sequence which hosts mineralization at Reward consists of weakly deformed, barely-metamorphosed marine clastic and carbonate rocks of Late Proterozoic and Early Cambrian age. Approximately 2,500 feet of section are exposed in the Reward area. Beds generally strike northwesterly and dip to the northeast at moderate to high angles.

Gold mineralization at Reward is largely confined to the Cambrian-Upper Proterozoic Wood Canyon Formation. It consists of quartzites, silty sandstones, and siltstones, with a few dolomite/limestone beds. Several hundred feet of section are present in the Reward mineralized area. There is a small amount of mineralization in quartzites of the conformably underlying Stirling Formation.

Igneous rocks are volumetrically insignificant in the area. Immediately south and west of Reward, Tertiary and younger alluvium cover the lower slopes and the adjacent Amargosa Valley.

The Bare Mountains are a structurally complex terrain, formed by Mesozoic compressional deformation which was overprinted by several stages and types of Tertiary tectonism. Faulting, both high and low angle, occurred during the Tertiary. The sedimentary succession generally dips north or northeast at 10-30 degrees. Displacements on individual faults range from several hundred to over 1,000 feet.

The Reward mineralization is localized along a north-trending, high-angle structure, the Reward Fault (also called "Reward Shear") which strikes N-S to N15°W, and dips steeply east. It extends more than 3 miles to the north, to the vicinity of the Daisy Fluorspar Mine.

Sub-parallel faults of similar nature traverse the Gold Ace workings (the "Gold Ace Shear"). These faults traverse brittle quartzites and siltstones, and tend to form shatter zones up to 300 feet wide, with numerous slip surfaces. Vertical displacement along the Reward Fault is approximately 200 to 300 feet. Right-lateral displacement might also have occurred.

Alteration at the Reward property is generally weak. The Proterozoic package is weakly metamorphosed reflecting low grade regional effects associated with Mesozoic folding. Original pelitic interbeds are now

sericite-quartz schist or phyllite. Strong silicification, including silica flooding and replacement of limestone horizons and fault breccia has occurred along parts of the Reward Fault Zone. The alteration type coincident spatially and genetically with gold mineralization is disseminated pyrite, usually less than 1 percent, now largely oxidized to limonite/goethite. Other types of alteration are sparse. Calcite veining is rare, and possibly not related to mineralization.

1.4 Mineralization

Gold mineralization at Reward appears to be related to post-detachment, late Tertiary extensional faulting. The Reward mineralization can be classed as a low-sulfide stockwork with epithermal characteristics, based on its structure and mineralogy. The geometry and mineralogy of the mineralization within the proposed open pits are sufficiently well-known that the identification of mineralization with mineable continuity and of consistent mineralogy is readily achievable.

The Reward and adjacent Gold Ace mineralization is hosted in clastic marine sediments of the Wood Canyon Formation, which have been highly fractured and sheeted within the structural zone comprising the Reward Fault and related faults.

The Reward zone of faulting and stockworking strikes nearly north-south, and dips moderately to the east. The mineralized zone of veining and stockworking varies 15 to 140 feet thick and 2,000 feet long, lying on the hanging wall of the Reward fault. Mineralization remains open at depth below 400 feet, and along strike to the south. The mineralized zone remains open to the east along the southern 1,000 feet of strike. North of the Reward topographic saddle, mineralizing fluids followed discrete fault/veins and formed massive white quartz veins, from 1 to 5 feet wide, separated by about 100 feet of generally unmineralized Wood Canyon clastics which host narrow quartz stringers. South of the Reward saddle, mineralizing fluids invaded a micro-fractured quartzite hanging wall zone, depositing auriferous pyrite in fractures, veinlets, and stockworks , resembling a wide disseminated deposit. Gold mineralization clearly favors quartzite lithologies.

The Gold Ace Zone was the site of small-scale mining at some time prior to 1942, some of which took place along low-angle (c. 15 degrees) east-dipping structures. Mineralization is hosted in phyllitic quartzose siltstone of the Wood Canyon Formation.

Visible minerals of economic interest at Reward are sparse: in general, only pyrite and goethite after pyrite are seen, and they only occasionally make up more than 2 percent of the rock in mineralized zones.

Gold mineralization at Reward appears to be closely linked to structures and structural preparation. Lithologies such as quartzite and siltstone, which fractured in a brittle manner within the fault zone,

provided fertile ground for subsequently invading mineralization fluids. Further work by Canyon has confirmed this association. Limestone interbeds can be mineralized when they are silicified and therefore brittle.

Canyon's 2006 hole RC-21 revealed a deep mineralized zone intercepted over 185 feet and averaging 0.031 opt Au, starting at 185 feet. Within this were 60 feet averaging 0.066 opt. This hole was oriented steeply toward the east, from a collar on the east edge of the outcrop of the main mineralized zone. There is a possibility that follow-up of this zone to determine its attitude and its strike and depth extent could result in a push-back of the proposed Reward open pit mine, or even an underground target.

Otherwise, the potential for additional discoveries on the Reward property is small, unless gold prices well in excess of $700 per ounce can be assured. There are several scattered old drillhole intercepts beneath the pediment south of the Reward zone, containing anomalous gold grades. Although buried, these intercepts could offer opportunities for additional tonnage. Pre-Canyon exploration on the Bare Mountains within several miles of Reward yielded generally negative results.

1.5 Exploration and Drilling

Gold at Reward has been known since at least 1913, when gold was found at the Gold Ace property. Later, the Good Hope adit at Reward proper shipped some high-grade ore. Minor activity occurred during 1957 and 1987, when Homestake drilled several holes. Subsequent exploration and drilling through 1999 was undertaken by a succession of companies, including Barrick. By 1999, 3 trenches, 4 rotary holes, 4 core holes, and 279 reverse-circulation holes had been opened on the property, including prospects to the north and beneath pediments to the south and east. This work defined the Reward and Gold Ace mineralized zones.

During 2006-7, Canyon drilled 4 additional core holes and 21 additional reverse circulation holes and successfully confirmed earlier drilling results. Canyon contracted CAM to complete an assessment of the NI 43-101-compliant mineral Resource and a Feasibility Study on the project.

1.6 Sampling

The mineral Resource and Reserve estimates reported herein are based entirely on drilling, with the exception of three trenches, which were treated statistically as low-angle drillholes. The great majority of drilling was undertaken prior to Canyon's acquisition of the Reward property in 2004. All the pre-2004 drilling (actually dating from 1999 and earlier) was undertaken prior to the promulgation of Canadian National Instrument 43-101, and the documentation available lacks the detailed reporting of procedures

which is the norm today. CAM therefore validated the database using tried geostatistical parameters, as described below.

Canyon's drilling in 2006 and 2007 was conducted under the direct supervision of a designated Qualified Person. The drilling did not present any unusual problems. Intervals selected for sampling by the geologist were determined by the visible presence of quartz veinlets and sulfides, in conjunction with results from previous drilling. Sampling, logging, and transport of samples was governed by Canyon's written protocols for reverse-circulation and for core drilling, which were designed to meet 43-101 standards. The protocols cover all aspects of the data handling, from accurate reporting of drill collars and downhole surveys, through sampling protocols, assay controls, managing and interpreting analytical standards, to data base management.

1.7 Density Measurements

CAM statistically analyzed the results of Barrick's bulk-density measurements on 65 surface and underground hand samples from Reward. Barrick's methodology was to weigh samples in air, then seal them in acetate-polyurethane before weighing in water. The average value specific gravity or bulk density obtained was 2.60 grams per cubic centimeter.

CAM's analysis suggests that the Barrick bulk density data is from a mixture of two or more normal distributions. The mean of these data is 2.58 tonnes per cubic meter. There were a statistically-sufficient number of bulk-density measurements for use in a feasibility study. In summary, CAM believes that the use of a constant bulk density of 2.58 tonnes per cubic meter (equivalent to 12.40 cubic feet per short ton) is appropriate and adequate for feasibility study. This figure was used by CAM in estimation of tonnages of mineral Resources and Reserves at Reward.

1.8 Sample Preparation, Assaying and QA/QC

Canyon's work is very well-documented, but the 1999 and earlier programs have little procedural documentation available. CAM believes that Canyon's sample preparation, security and analytical procedures were adequate to ensure the integrity of data. CAM's verification procedures, as described above, indicate that the earlier databases are also acceptable.

Most of the 1995 Barrick holes had laboratory assay sheets from either Chemex or Barringer labs. Photocopies of the Chemex certificates indicated that laboratory procedures were consistent with current accepted industry practice. The fact that 4 to 7 kg samples were used indicates that a relatively large sample was taken at the drill rig which is also consistent with current accepted practice. Chemex was diligent in using internal blanks, standards and duplicates in every batch. While the Barrick assay

program does not conform to current practice of including field blanks, standards and duplicates, CAM believes that the Barrick database was prepared according to accepted engineering practice at the time and is suitable for use in a Feasibility Study if statistically confirmed by drilling and assaying using current standard practices.

Canyon followed procedures described in their written protocols, under the headings *Drill Sample Preparation* and *Analysis* and *Security and Chain of Custody*. None of Canyon's sample preparation was conducted by an employee, officer, or director of Canyon.

ALS Chemex Laboratories of Sparks, Nevada performed sample preparation and assays. ALS Chemex is certified as ISO 9001:2000. Standard specifications for sample preparation are clearly defined and monitored by Chemex. Chemex performed one-assay ton fire assays for gold with an atomic absorption finish. ALS Chemex procedures Au-AAS25 and Au-AA23 were used.

Canyon submitted 2 standards with known values per 20 samples, 2 blanks with every sample shipment, and a duplicate of coarse reject or split core for every 20 samples. Five percent of all the pulps assaying over 0.5 opt were to be submitted a second laboratory as part of a check assay program; actually there were no such samples in Canyon's drilling at Reward.

Canyon's blank samples were prepared from silica sand purchased from a local hardware store. However, the sand assayed an average of 0.025 ppm Au, equivalent to 0.0007 ounces per short ton, and did not prove to be sufficiently homogeneous for a blank reference. A material of better-known value will have to be developed on site for use in mine control. Canyon's analytical standards were two commercially prepared reference standards purchased from RockLabs of New Zealand.

As an ISO 9001:2000 certified laboratory, ALS Chemex follow rigid control procedures as described on their website. The QC/QA procedures encompass sample preparation and all stages of assaying including review of internal blanks, standards, and duplicates in addition to those supplied by clients as part of routine sample shipments.

1.9 Data Verification

The assay database provided to CAM contained data from 311 sample openings (308 drillholes and 3 trenches) totaling 107,433 feet in length, with 16,750 assayed intervals. The drillholes were mostly reverse-circulation holes, with a few rotary and core holes. The holes were drilled between 1987 and 2007 by Homestake, GEXA, TECO, Cloverleaf, Pathfinder, US Nevada, Barrick, Marigold/Glamis, and Canyon.

CAM's geostatistician, Robert Sandefur, reformatted this for use in the MicroMODEL software system. CAM used automated data processing procedures to ensure consistency and minimize errors in the database. The standard check procedures showed expectable results, and CAM consider that the database supplied is of sufficient quality for estimation of Resources and Reserves.

1.10 Mineral Resources

CAM has completed a mineral Resource estimate utilizing a block model. Definitions used in this report are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. Most of the better-grade material within the study area occurs within nine sometimes adjacent ore pods which have been modeled by wireframes.

This model is an update to a Block Model developed by CAM and described in a May, 18 2007 CAM report to Canyon, incorporating some additional drilling. All the data used in estimation were from 308 drillholes, plus three trenches which were used. The data was provided to CAM in a Microsoft Access database (MDB file), with the Canyon 2006-2007 drilling in Excel compatible spreadsheets. The wireframes used in this study were developed by Mr. Bill Fleshman, PGeo, AUSIMM, of Reno, Nevada, consultant to Canyon, using the Gemcom geological modeling and mine planning package. CAM reviewed the wireframes and found that they were consistent with the drillhole database and have been prepared according to accepted engineering practice. Like the prior models, the Block Model was based on 5 x 5 x 5 foot blocks, and allowed for dilution within blocks at the boundary of the wireframes. Grades were estimated by kriging of five foot composites capped at 0.400 ounces per ton (opt).

The Resource totals are shown in Table 17-5. Mineral Resource tonnages include any Reserves which may be defined, since Reserves are a sub-set of the Resources. The mineral Resources shown in Table 17-5 could potentially be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues. However, these issues have been addressed in the Feasibility Study (CAM, 2008), as summarized in section 19, below, and the effects on the Resources are expected to be minimal.

Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral Reserves. Mineral Resources that are not mineral Reserves do not have demonstrated economic viability.

1.11 Feasibility Study Results

The CAM Feasibility Study was completed for Canyon Resources Corporation in February 2008, when Canyon was an independent U.S. company, just prior to its merger on March 18, 2008, into Atna Resources Ltd., a Canadian public company. Therefore, the Feasibility Study was completed according to U.S. SEC guidelines. Pit limits were based on a gold price of $575/oz, using only Measured and Indicated Resource blocks. The mine production schedule was based on mining of all blocks within the ultimate pit limits which met or exceeded the economic cutoff. The production schedule thus included mining and processing of some in-pit Inferred Resource blocks which were above the economic cutoff totaling approximately 3.5% of the contained gold. No Inferred Resources were used to define the pit limits. Strict exclusion of the contribution of the Inferred Resource blocks would yield a result not materially different, given the accuracy limits of the Feasibility Study.

CAM opines that The Feasibility Study (CAM 2008) is thorough and comprehensive, and was prepared in accordance with accepted industry practices and standards. It accurately states the conditions of the Project and the requirements for development. No fatal flaws were found in the Feasibility Study, or the supporting documentation. Results of the Feasibility Study showed that the Reward mining project has a positive result, as described in the sections below.

1.11.1 Mining

The Reward Project is planned to be a conventional open pit operation with mining conducted by front-end loaders paired with 100-ton haul trucks and ore processed via heap leaching. Ore production is scheduled at 4,000 tons per day and total material production (mineral reserve and waste) generally ranges between 10,000 and 13,000 tons per day. Operations will be conducted on 20-foot benches.

A mixture of new and used mining equipment combined with some used equipment from Canyon's Briggs Mine located in California will be utilized for the project. Material will be excavated with CAT 992 loaders and CAT 777 haul trucks will be used to haul ore to the crusher and waste to the waste dumps.

Due to the small size of the ultimate pit and the short mine life, no conventional large-scale phasing was developed for Reward. The Good Hope area on the north end of the Reward area was sequenced first followed by the Gold Ace pits and the Bull Moose areas.

Ore from the Good Hope area from the 4,180 bench and below will be hauled to the crusher via the North haul road which exits to the west side of the northern end of the Good Hope area. This is a considerably

longer haul than that for the ore mined from the Bull Moose areas. Ore mined from the Bull Moose areas follows the South Pit haul road exiting to the south.

The mine production schedule was developed for Reward on a monthly basis to deliver 4,000 tons of ore per day to the crusher. Sufficient waste mining is scheduled to assure sustained ore release of the required ore throughout the mine life. Mining will commence in the Good Hope area on the north end of the Reward area followed by the Gold Ace pits and the Bull Moose areas. The mine production schedule summarized by year is shown in Table 19-1. The mine production schedule includes in-pit Inferred Resources scheduled as ore. The in-pit Inferred Resources within the production schedule totals 270,704 tons grading 0.0184 ounces per ton gold and contains 4,973 gold ounces. On a contained gold ounce basis, this material is 3.5 percent of the ore in the production schedule.

The mining life is projected to be approximately 3.67 years and gold will be produced for approximately 4.67 years.

1.11.2 Mineral Processing

A variety of processing methods and schemes have been evaluated in assessment of the project, especially by Barrick and Canyon. Bottle-roll cyanide leaching tests, large- and small-diameter column leaching tests, and a variety of other metallurgical testwork has indicated that the Reward ore is readily amenable to precious metals extraction by standard cyanide heap leaching techniques.

Straight heap leaching of all ore crushed to 80 percent passing 12.5 millimeters (1/2 inch) is the best process alternative on an economic basis, and also has the lowest technical, operational and commercial risk. This proven process has been shown to work well and has been successfully applied at other mines.

Recent and ongoing column-leach tests at McClelland Labs indicate that an overall recovery of 80 percent appears reasonable for the main leach period with an additional 2 percent recovery occurring during drain down and pad restoration.

1.12 Mineral Reserves

The mineral Reserves are dependent on Canyon receiving all necessary permits from state and federal regulatory authorities for mining and mineral reserve processing operations. The mineral Reserves shown in Table 1-1 could potentially be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political, mining, metallurgical, infrastructure and other relevant factors. However, these issues are discussed in the Feasibility Study (CAM, 2008), as summarized in section 19,

below, and the likely effects are believed to be minimal. The sensitivity analyses in Section 19.10.1 show the effect of several variables on financial results.

1.12.1 Reserves at $ 575 Gold Price

Mineral Reserves are classified as Proven and Probable material contained within the ultimate pits, and summarized using Measured and Indicated classes of mineral Resources.

The economic model used to develop mineral Reserves is based upon a gold price of $575 per troy ounce. Proven and Probable mineral Reserves for the Reward Project are estimated at 5.18 million tons of ore grading 0.027 troy ounces per ton gold. Waste rock is estimated to be 11.3 million tons for a stripping ratio of 2.18 (tons of waste per ton of ore). The Reserves for the Project are summarized by classification in Table 1-1. The internal dollar value cutoff used to report reserves covers the costs of ore processing, G&A and incremental ore mining.

Contained metal is estimated to be 137,704 troy ounces of gold. On a contained ounce basis, 23.5 percent of the gold ounces are contained in Proven ore. Recoverable metal is estimated to be 110,163 troy ounces of gold. Silver is considered to be economically insignificant.

Table 1-1
Proven and Probable Mineral Reserves as of December 31, 2007

Material Classification	Ore			Waste (Short Tons)	Total (Short Tons)	Strip Ratio
	Short Tons	Au Grade (opt)	Contained Au Ounces			
Proven	1,100,050	0.0294	32,320			
Probable	4,081,290	0.0258	105,384			
Total	5,181,340	0.0266	137,704	11,281,818	16,463,158	2.18

All in-pit Inferred mineral Resource above the internal cutoff grade is considered ore in the mine production schedule and in the cash flow analysis. In-pit Inferred mineral Resource is estimated to be 270,704 tons grading 0.018 ounces per ton gold, and containing 4,973 gold ounces.

1.12.2 Mineral Resources at Forward-Looking Gold Price

The economic model used to develop the mineral Resources summary is based upon a forward looking gold price of $700 per troy ounce. Measured and Indicated Resources for the Reward Project is estimated at 6.42 million tons of ore grading 0.025 troy ounces per ton gold. Waste rock is estimated to be 14.4 million tons for a stripping ratio of 2.23 (tons of waste per ton of ore). The Mineral Resource for the Project is summarized by classification in Table 1-2.

Contained metal is estimated to be 157,382 troy ounces of gold. On a contained ounce basis, 22.7 percent of the gold ounces are in material classified as Measured. Recoverable metal is estimated to be 125,905 troy ounces of gold.

All in-pit Inferred Mineral Resource above the internal cutoff grade is considered ore in the mine production schedule and cash flow analysis. In-pit Inferred Mineral Resource is estimated to be 371,715 tons grading 0.017 ounces per ton gold containing 6,124 gold ounces.

Table 1-2
Mineral Resources Summary for $700 Gold Price as of December 31, 2007

Material Classification	Ore			Waste	Total	Strip Ratio
	Short Tons	Au Grade (opt)	Contained Au Ounces	(Short Tons)	(Short Tons)	
Measured	1,313,976	0.0273	35,929			
Indicated	5,109,595	0.0238	121,453			
Total	6,423,571	0.0245	157,382	14,355,456	20,779,027	2.23

1.13 Economic Analysis

The mining life is projected to be approximately 3.67 years and gold will be produced for approximately 4.67 years. The cash flow indicates a payback period of 3.75 years.

1.14 Interpretation and Conclusions

1. The Reward deposit is a vein-stockwork gold-pyrite system of probable epithermal origin, hosted in highly-fractured quartzites, siltstones, and limestones of Cambrian to Late Proterozoic age. It lies within the broad regional fracture zone referred to as the Reward Shear.
2. Drilling, totaling more than 300 holes, has allowed good characterization of the geology and mineralization. Two mineralized zones have been defined: the Reward Zone (3,000+ feet long by up to 200 feet wide) and the Gold Ace Zone (750 feet long, up to 100 feet wide).
3. A review of older drilling and assaying (1987-1999) and statistical comparison with 2006-7 drilling by Canyon shows that the old and new data are suitable for use in estimation of tonnages and grades.
4. For small projects such as Reward, CAM believes the data handling procedures are acceptable, but best practices are to use modern database management tools. CAM believes that the modeling procedures used are acceptable for a feasibility study.

5. Mineral Resource calculations using a kriged block model have defined Measured plus Indicated Resources containing 11 million short tons grading 0.0235 ounces per short ton and containing 258,600 ounces of gold.
6. Based on bottle-roll tests, overall recovery of gold is estimated to be 80 percent, plus two percent from residual recovery. Silver recovery was not estimated at this time.
7. Economic analyses indicate the Project has a positive rate of return at an assumed gold price of $700.00 per ounce.

1.15 Recommendations

Following are recommendations regarding the Reward Project:

1. Based on a positive rate of return at an assumed gold price of $700.00 per ounce, it is recommended that construction of the Project proceed.

2.0 INTRODUCTION

2.1 Client

This Technical Report was prepared by Chlumsky, Armbrust and Meyer LLC (herein "CAM") of Lakewood, Colorado for Atna Resources, Ltd., (herein "Atna"), a public company listed on the Toronto Stock Exchange. Canyon Resources Corporation (herein "Canyon") of Golden, Colorado, a Delaware corporation is a wholly-owned subsidiary of Atna, since the recent merger of those two companies of 18 March, 2008. Canyon controls, among other mineral assets, the Reward mineral properties near Beatty in Nye County, Nevada which contain the gold mineralization described in this report.

2.2 Purpose

This report was written to describe, in a manner compliant with Canadian National Instrument 43-101, the gold mineralization on the Reward property, to define mineral Resources as warranted, and to define mineral Reserves based on the accompanying Feasibility Study prepared by CAM. A summary of salient results of the Feasibility Study is included in Section 19 of this report.

2.3 Sources of Information.

Numerous sources of information were used in the preparation of this Technical Report and the associated Feasibility Study. These include more than 1,000 documents in digital, scanned, or hard-copy format. The most important of these documents are enumerated in Section 22 ("References"), and in the various chapters of the Feasibility Study (CAM, 2008).

2.4 Visits to Property

2.4.1 Engineering Visit

On July 16, 2007, the property was visited by engineers Mike Read and Kenneth Meyer of CAM. They inspected the topography, access, and infrastructure of the proposed pit area and of the surrounding areas where the plant and infrastructure will be located.

On March 20, 2008, the property was visited by engineers Greg Chlumsky and Robert Sandefur, both Qualified Persons as defined by Canadian NI-43-101. They inspected the topography, access, and infrastructure of the proposed pit area and of the surrounding areas where the plant and infrastructure will be located.

2.4.2 *Geology Visit*

The Reward property was visited on 21 July by geologist Fred Barnard, Ph.D., a Qualified Person as defined by Canadian NI-43-101. The visit included examination of the area drilled by Canyon in 2007 by 21 reverse-circulation holes and 4 diamond drill holes, and a brief examination of the old Gold Ace workings. Both of these areas are within the two proposed open pits described in the Feasibility Study.

In addition, Fred Barnard reviewed on 20 July the core drilled from the 4 holes (MC-1, MC-3, MC-4, and MC-5) drilled at Reward by Canyon in 2007, which is stored at the Briggs gold mine in Panamint Valley, California, 80 miles southwest of the Reward property.

Both the field review and the core review were conducted with geological logs and assays in hand, in the company of Steve Zahony, Exploration Vice President for Canyon.

Cuttings from the 2007 reverse-circulation drilling program were reviewed in Golden, Colorado, confirming the consistency of unit identifications by Canyon geologists. Mineralized intervals from holes RC-01, RC-02, RC-03, RC-05, RC-06, RC-10, RC-19, and RC-20 were examined by 20X binocular microscope, with Canyon's geological and assay logs in hand.

2.5 Definitions and Abbreviations

2.5.1 *Definitions*

TERM	DEFINITION
ADR Plant	Adsorption desorption refinery plant
Adsorption	Physical adherence of chemicals to substrates without chemical reaction, in this case soluble gold complexes to activated carbon
Agglomerate	The act of binding fine particles together to create coarse particles as part of a mineral processing activity
Billion	One thousand million
Blast-hole rig	A drilling machine used for drilling holes into rock which are then filled with explosives in order to blast the rock into fragments
Briggs Mine	Heap-leach gold mine located in California, approximately 85 miles by road from Reward, and operated by Canyon Resources Corporation
Gold	The element gold, chemical symbol Au, with specific gravity 19
Cash cost	A measure of the average cost of producing an ounce of gold, calculated by dividing the total average costs in a period by the total gold production over the same period. Working costs represent total operating cost less depreciation and amortization and other non-cash items. In determining the cash cost of different elements of the operations, it is necessary to allocate overheads
Cross section	A diagram or drawing that shows features transected by a vertical plane drawn

TERM	DEFINITION
	at right angles to the longer of the axis of a geologic feature
Crushing Plant	Installed equipment used to reduce the size of ore fed to the equipment by crushing it to a predetermined size
Cut-off Grade	The lowest grade of mineral Resources considered economic to extract; used in the calculation of the ore reserves in a given deposit
Cyanide leach	The extraction of a precious metal from an ore by its dissolution in a cyanide solution
Development	The initial stages of opening up a new mine
Core drilling	A drilling method, where the rock is cut with a diamond bit, usually to extract cores
Dilution	Waste which is commingled with ore in the mining process
Dip	The angle that a structural surface; i.e., a bedding or fault plane, makes with horizontal measured perpendicular to the strike of the structure
Dore'	Unrefined alloy consisting predominantly of gold with lesser quantities of silver and base metals
Down Dip	Downward along the direction of a structural surface
Electro-winning	Recovery of gold by passing an electric current through a solution containing dissolved gold which causes the gold to deposit on a cathode
Exploration	Prospecting, sampling, mapping, diamond drilling, and other work involved in the search for mineralization
Faulting	The process of fracturing that produces a displacement in the rock strata
Feasibility	A definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.
Flux	Chemicals used in smelting to facilitate the melting of metal from the impure concentrate in which the metal is contained
Footwall	The underlying side of a fault, an orebody, or mine workings
G&A	General and administrative costs
Geochemical sampling	Samples of soils, stream sediments or rock chips taken to determine the quantities of trace and minor elements
Gold equivalent	grade in grams per tonne is calculated by dividing the total recoverable revenues from one tonne of ore by the gold price per gram.
Grade	The relative quality or percentage of ore metal content
Hanging wall	The overlying side of a fault, an orebody or mine workings
Haul truck	A self-propelled vehicle used to transport material
Heap leaching, dump leaching	A low-cost technique for extracting metals from ore by percolating chemical solutions through piles of ore placed on impervious pads, and recovering metals from the percolated solutions.
HDPE	High density polyethylene, a plastic used in the form of sheeting to create an impervious plastic membrane in heap leach operations
Igneous	Rocks solidified from molten material often produced as a result of volcanic activity
Inferred Resources	An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological

TERM	DEFINITION
	evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral Reserves.
Indicated Resources	An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
In-situ	In place; i.e., within unbroken rock in the ground
Level	The workings of a mine which are on the same horizontal plane
Measured Resources	A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
Metallurgical Recovery	Proportion of metal in ore which is recovered by a metallurgical process or processes
Metallurgy	In the context of this report, the science of extracting metals form ores and preparing them for sale.
Mineable	That portion of a resource for which extraction is technically and economically feasible.
Mineral Resource	Mineral material present in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
Mineralized zone	Any mass of host rock in which minerals of potential commercial value occur
Ore	Rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit
Open pit/open cut	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the orebody.
Orebody	A continuous well-defined mass of ore of sufficient volume to make extraction economically feasible
Ounce	In the context of precious metals measurement this refers to a troy ounce (31.1035 grams per tonne)
Pad	A specially prepared area covered with an impermeable plastic liner, typically HDPE, on which ore is placed prior to leaching
Pond	An excavation, typically double-lined with HDPE sheeting, which is used to store leach process solution and runoff water
Precambrian	All geological time and the corresponding rocks before the beginning of the Paleozoic Era (i.e., older than approximately 570 million years)

TERM	DEFINITION
Pregnant solution	Chemical solution, in this case cyanide solution, containing dissolved valuable substances, in this case gold and silver
Pre-stripping	Removal of overburden in advance of beginning operations to remove ore in an open pit operation
Probable reserves	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
Proven reserves	Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established
Reagent	A chemical substance used to induce a chemical reaction
Refining	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.
Refractory	Any ore that does not respond to conventional leaching (cyanidation) to produce acceptable product recoveries without an intermediate step to address its refractory attributes (usually, but not always, some form of oxidation)
Reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination
Resource	The tonnage of a mineral deposit which can be calculated to be in the ground from drillhole and other sample information.
RVC	A drilling method employing double-walled drill rods. The drilling fluid (usually air or water) is pushed down the annulus between the rods. The cuttings are blown up in the middle. Reverse Circulation drilling
Run-of Mine	Rock of various sizes resulting from blasting activities within the mine , before any further processing is undertaken on it.
Sampling	Taking small pieces of rock at intervals along exposed mineralization for assay (to determine the mineral content). Samples may also be taken of semi-processed and processed products for assay.
Slurry	A fluid comprising fine solids suspended in a solution (generally water containing additives).
Smelting	Thermal process whereby molten metal is liberated form a concentrate, with impurities separating into a lighter slag
Stockpile	A store of unprocessed ore or marginal grade material
Strike	The direction that a structural surface takes as it intersects the horizontal
Stripping	The process of removing overburden to expose ore
Stripping ratio	The ratio of overburden and waste to ore in an open pit operation
Total operating cost	A measure of the average cost of producing an ounce of gold, calculated by dividing the total operating costs in a period by the total gold production over the same period
Volcanic	Igneous rocks that have reached or nearly reached the earth's surface before solidifying
Waste	Rock lacking sufficient grade and/or other characteristics of ore to be economic

2.5.2 Abbreviations

ABREVIATION	UNIT
AAS	Atomic Absorption Spectroscopy
acre	acre
ADR	Adsorb, desorb, refine
Ag	silver
AQB	Air Quality Bureau
asml	average mean sea level
Au	gold
BLM	Bureau of Land Management
cfm	cubic-feet-per-minute
cfs	cubic-feet-per-second
COE	U.S. Corps of Engineers
CPM	Critical Path Schedule
cu ft	cubic feet
cu yd	cubic yard
d	Day
DIFS	Davy International Feasibility Study
DTM	digital terrain model
EA	Environmental Assessment
EIS	Environmental Impact Statement
EPC	engineering, procurement, and construction
ft	foot
G&A	General and Administration
g	gram
gal	gallon
gpm	gallon per minute
HMO	hot mix asphalt
hp	horsepower
hr	hour
HVAC	heating, ventilation, air conditioner
in	inch
JCS	job cost system
kg	kilogram
km	kilometer
kV	kilovolt
kVA	kilovolt-ampere
kW	kilowatt
l	liter
lb	pound
MCL	Maximum contaminant levels
mi	mile
mil	0.001 inch
min	minute
ml/l	milliliters per liter

ABREVIATION	UNIT
mph	miles per hour
MSHA	Mine Safety Health Administration
msl	mean sea level
MTO	material take-off
MVA	megavolt ampere
MW	megawatt
MY	Million Years
NBPC	Net of By-product Credit
NEPA	National Environmental Policy Act
NSR	Net Smelter Return
Opt or oz/ton	Ounces per ton
PFD	process flow diagram
POO	Plan of Operation
ppm	Parts per million
psf	pounds per square foot
psi	pounds per square inch
QA/QC	quality assurance/quality control
ROM	Run-of -Mine
RVC	Reverse Circulation Drilling
s	seconds
sec	seconds
SMU	selective mining unit
t	Short Ton (2,000 pounds)
tpd	ton per day
tpy	ton per year
UBC	uniform building code
Ug/m^3	micrograms per cubic meter
oz	ounce (troy)
$	United States dollars
V	Volt
W	watt
WAD	Weak acid dissociable
yd	yard
yr	year
/	per

2.5.3 Units and Coordinate System

This report uses the British Imperial system of weights and measures for most purposes.

A local mine coordinate system in feet is used for purposes of the Feasibility Study. The UTM planar coordinate system is encountered on some maps, including government maps of the area. The Reward project area is within Zone 11 of the NAD27 datum. Vertical control is from the NAVD88 datum.

3.0 RELIANCE ON OTHER EXPERTS

In the preparation of this report, CAM obtained written or verbal data from the persons below:

- Mr. James Hesketh, President and COO of Atna Resources Ltd.
- Mr. Steven Zahony, Vice President, Exploration, of Canyon Resources Corporation
- Ms. Joy Moseley, Property Manager, Canyon Resources

The information received was independently verified by CAM as indicated below in the various sections of this Report. Many additional sources of information were used in preparation of the Feasibility Study, as shown in Sections 19.

The numerical and geostatistical analysis of drill sampling for the deposits, and the Mineral Resource estimation, were carried out by Mr. Robert Sandefur of CAM, a Qualified Person.

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Reward property is in Nye County, Nevada, centered about 5 miles south-southeast of the town of Beatty (Figures 4-1, 4-2). The various mineral properties which define the Project area lie within sections 1, 2, 3, 10, and 11 of Township 13 South, Range 47 East, and sections 33, 34, and 35 of Township 12 South, Range 47 East, all referred to the Mount Diablo Baseline and Meridian.

The area is shown on the USGS topographic quadrangle map of Carrara Canyon, scale 1:24,000.


REWARD
San Francisco
Sacramento
Los Angeles
San Diego
Las Vegas
Phoenix
Salt Lake City
Albuquerque
Denver
Tucson
PACIFIC OCEAN
MEXICO

Figure 4-1
Location of Reward project in Nevada



N
NEVADA
0
miles
25
NYE
GRAPEVINE
MOUNTAINS
BEATTY
REWARD
PROJECT
Chloride City
DEATH VALLEY
Salt Creek
Mercury
Amargosa Valley
U.S. Highway 95
Amargosa
AMARGOSA RANGE
Park Village
Skidoo
CALIFORNIA
Furnace Creek Wash
Johnnie
PANAMINT
RANGE
Ryan
Death Valley Jct.
MOJAVE
DESERT
Badwater
BLACK
Telescope Peak
11,049 ft
Pahrump

Figure 4-2
Detail of Reward Project Location

4.2 Mineral Properties

The Reward project encompasses 127 individual patented and unpatented federal mining claims, totaling 2,213 net acres, plus three unpatented millsite claims covering 15 acres, as shown in Table 4-1. Under US mining law, claims may be renewed annually an unlimited number of years upon a small payment per claim (currently $ 135.50 per claim in Nevada), and the same claim status – whether lode or placer – may be used for exploration or exploitation of the lodes or placers. State, federal, and local regulations involving environmental, mining, and business activities must be followed.

Canyon acquired the core of the Reward property in 2004 through three mineral leases with private owners for patented and unpatented mining claims, and an agreement with Barrick Gold of North America, Inc. for patented placer claims. In 2006, Canyon completed acquisition of the six patented placer claims, with Barrick retaining a 3 percent Net Smelter Return royalty on these patents. Canyon also staked new unpatented lode and millsite claims in the project area during 2005, 2006, and 2007.

The property position as of December 1, 2007 is shown on Figures 4-3 and 4-4. Neither Barrick nor anyone else have back-in or option rights on the properties shown on Table 4-1, other than the royalties and payments mentioned in Section 4.3.

The three millsite claims held by Canyon are outside the area of Figure 4-3. They do not carry mineral rights, and are unlikely to be of material value to the Reward project.

CAM verified that the unpatented claims shown on Table 4-3 are listed as "active" on the website of the Bureau of Land Management (accessed in December 2007 at www.blm.gov/lr2000/), and that their ownerships are as shown on Table 4-3.



33
34
35
T12S R47E
T13S R47E
4
3
2
9
10
11
16
15
14
VALENCIA PLACER
MISSION PLACER
AMERICAN PLACER
Scale In Feet

Figure 4-3
Canyon-Controlled Mineral Claims at Reward Project



N
RP 33
RP 34
RP 35
RP 36
RP 37
RP 38
RP 39
RP 40
RP 41
RP 42
RP 96
RP 97
RP 53
RP 52
RP 57
RP 59
RP 61
RP 63
RP 65
RP 83
RP 84
RP 67
RP 73
RP 69
RP 74
RP 55
Bull Moose 14
HARDWAY
BULL MOOSE 1
BULL MOOSE 2
SUNSHINE
REWARD PIT
VALENCIA PLACER
REWARD
GOLD ACE PIT
April Gold Ace
BULL MOOSE 4
BULL MOOSE 3
BULL MOOSE 5
BULL MOOSE 6
2
REGIUS PLACER
PENTELLIC P
Reward South No. 1
Reward South No. 2
Bull Moose 10
Bull Moose 11
Bull Moose 12
Bull Moose 13
0 feet 1,000

Figure 4-4
Detail of Reward Claims in Core Area
(Proposed locations of the Reward and Gold Ace pits are shown.)

The claims listed on Table 4-1 have not been legally surveyed, except that the patented claims were legally surveyed prior to the date of patenting. The unpatented lode claims are readily identifiable and locatable the field, due to distinctive topographic features and the near-absence of vegetation. The three unpatented millsite claims were staked by Canyon in mid-2007 for siting eventual water facilities. The millsite claims do not carry mineral rights, but can be used for infrastructure facilities for mining projects.

In addition to properties controlled by Canyon, there are some other mineral properties in the vicinity of the Reward project. Barrick Bullfrog own a large number of patented placer claims, east of and adjoining the Canyon placer patents. In addition, two unpatented placer claims owned by a private party exist within the project area, on ground covered by Canyon's unpatented lode claims. The unpatented placer claims do not carry lode rights, and do not appear to be likely near-future producers of placer gold. In summary, the other mineral properties adjacent to the Reward project area are not considered to be material to future development of the Reward project.

Sections 1, 2, 3, 6, 10, and 11 are in T13S, R47E, and sections 33, 34, and 35 are in T 12S, R47E. Sections containing millsite claims are described in the footnotes to the table.

Table 4-1
Mineral Properties, Reward Project

Claim No/Name	Claim Type	Location Section Number	Area, Acres (nominal, unless patented)	Canyon Control (% owned, or name of lessor)	Year Staked or Patented	Taxes or BLM Rentals Paid Until
American	Patented Placer	1 & 2	40	100% Canyon	1916	1 July 2008
Pentellic	Patented Placer	2	20	100% Canyon	1916	1 July 2008
Regius	Patented Placer	1 & 2	60	100% Canyon	1916	1 July 2008
Marion	Patented Placer	2	40	100% Canyon	1916	1 July 2008
Valencia	Patented Placer	2	20	100% Canyon	1923	1 July 2008
Trinity	Patented Placer	1 & 2	40	100% Canyon	1925	1 July 2008
Sunshine	Unpatented Lode	2	9	Connolly and Webster Leases	1957	1 Sept 2008
Reward	Unpatented Lode	2	20	Connolly and Webster Leases	1957	1 Sept 2008
Hardway	Unpatented Lode	2	20	Orser-Mcfall Lease	2003	1 Sept 2008
Bull Moose #1	Unpatented Lode	2	10	Orser-Mcfall Lease	2003	1 Sept 2008
Bull Moose #2	Unpatented Lode	2	5	Orser-Mcfall Lease	2003	1 Sept 2008
Bull Moose #3	Unpatented Lode	2	5	Orser-Mcfall Lease	2003	1 Sept 2008
Bull Moose #4	Unpatented Lode	2	10	Orser-Mcfall Lease	2004	1 Sept 2008
Bull Moose #5	Unpatented Lode	2	5	Orser-Mcfall Lease	2003	1 Sept 2008
Bull Moose #6	Unpatented Lode	2	5	Orser-Mcfall Lease	2003	1 Sept 2008
Reward South #1	Unpatented Lode	2	19	Orser-Mcfall Lease	2004	1 Sept 2008
Reward South #2	Unpatented Lode	2	19	Orser-Mcfall Lease	2004	1 Sept 2008
McOrser	Unpatented Lode	2	8	Orser-Mcfall Lease	2004	1 Sept 2008
April Gold Ace	Unpatented Lode	2	16	Orser-Mcfall Lease	2004	1 Sept 2008
Bull Moose #9	Patented Placer	2	3	Orser-Mcfall Lease	2004	1 Sept 2008

Table 4-1 Mineral Properties, Reward Project						
Claim No/Name	Claim Type	Location Section Number	Area, Acres (nominal, unless patented)	Canyon Control (% owned, or name of lessor)	Year Staked or Patented	Taxes or BLM Rentals Paid Until
Bull Moose #10	Patented Placer	2	10	Orser-Mcfall Lease	2004	1 Sept 2008
Bull Moose #11	Patented Placer	2	10	Orser-Mcfall Lease	2004	1 Sept 2008
Bull Moose #12	Patented Placer	2	9	Orser-Mcfall Lease	2004	1 Sept 2008
Bull Moose #13	Patented Placer	2	11	Orser-Mcfall Lease	2004	1 Sept 2008
Bull Moose #14	Patented Placer	2	18	Orser-Mcfall Lease	2004	1 Sept 2008
Good Hope	Unpatented Lode	2	20	Orser-Mcfall and Webster Leases	2003	1 Sept 2008
RP 1	Unpatented Lode	33	20	100% Canyon	2005	1 Sept 2008
RP 2	Unpatented Lode	33 & 34	20	100% Canyon	2005	1 Sept 2008
RP 3	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 4	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 5	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 6	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 7	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 8	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 9	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 10	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 11	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 12	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 13	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 14	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 15	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 16	Unpatented Lode	34	20	100% Canyon	2005	1 Sept 2008
RP 17	Unpatented Lode	34 & 35	20	100% Canyon	2005	1 Sept 2008
RP 18	Unpatented Lode	34 & 35	20	100% Canyon	2005	1 Sept 2008
RP 19	Unpatented Lode	35	20	100% Canyon	2005	1 Sept 2008
RP 20	Unpatented Lode	35	20	100% Canyon	2005	1 Sept 2008
RP 21	Unpatented Lode	33 & 4	20	100% Canyon	2005	1 Sept 2008
RP 22	Unpatented Lode	3 & 34	20	100% Canyon	2005	1 Sept 2008
RP 23	Unpatented Lode	3, 33,34	20	100% Canyon	2005	1 Sept 2008
RP 24	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 25	Unpatented Lode	34 & 3	20	100% Canyon	2005	1 Sept 2008
RP 26	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 27	Unpatented Lode	34 & 3	20	100% Canyon	2005	1 Sept 2008
RP 28	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 29	Unpatented Lode	34 & 3	20	100% Canyon	2005	1 Sept 2008
RP 30	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 31	Unpatented Lode	34 & 3	20	100% Canyon	2005	1 Sept 2008
RP 32	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 33	Unpatented Lode	34 & 3	20	100% Canyon	2005	1 Sept 2008
RP 34	Unpatented Lode	3	17	100% Canyon	2005	1 Sept 2008
RP 35	Unpatented Lode	34 & 3	20	100% Canyon	2005	1 Sept 2008
RP 36	Unpatented Lode	3	18	100% Canyon	2005	1 Sept 2008
RP 37	Unpatented Lode	34 & 3	20	100% Canyon	2005	1 Sept 2008
RP 38	Unpatented Lode	3	17	100% Canyon	2005	1 Sept 2008

Table 4-1 Mineral Properties, Reward Project						
Claim No/Name	Claim Type	Location Section Number	Area, Acres (nominal, unless patented)	Canyon Control (% owned, or name of lessor)	Year Staked or Patented	Taxes or BLM Rentals Paid Until
RP 39	Unpatented Lode	34 & 3	15	100% Canyon	2005	1 Sept 2008
RP 40	Unpatented Lode	2 & 3	5	100% Canyon	2005	1 Sept 2008
RP 41	Unpatented Lode	2, 34,35	6	100% Canyon	2005	1 Sept 2008
RP 42	Unpatented Lode	35 & 2	15	100% Canyon	2005	1 Sept 2008
RP 43	Unpatented Lode	3 & 3	20	100% Canyon	2005	1 Sept 2008
RP 44	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 45	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 46	Unpatented Lode	3 & 10	20	100% Canyon	2005	1 Sept 2008
RP 47	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 48	Unpatented Lode	3 & 10	20	100% Canyon	2005	1 Sept 2008
RP 49	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 50	Unpatented Lode	3 & 10	20	100% Canyon	2005	1 Sept 2008
RP 51	Unpatented Lode	3	20	100% Canyon	2005	1 Sept 2008
RP 52	Unpatented Lode	3 & 10	20	100% Canyon	2005	1 Sept 2008
RP 53	Unpatented Lode	3	19	100% Canyon	2005	1 Sept 2008
RP 54	Unpatented Lode	3	2	100% Canyon	2005	1 Sept 2008
RP 55	Unpatented Lode	2 & 3	2	100% Canyon	2005	1 Sept 2008
RP 56	Unpatented Lode	10	20	100% Canyon	2005	1 Sept 2008
RP 57	Unpatented Lode	3 & 10	20	100% Canyon	2005	1 Sept 2008
RP 58	Unpatented Lode	10	20	100% Canyon	2005	1 Sept 2008
RP 59	Unpatented Lode	3 & 10	20	100% Canyon	2005	1 Sept 2008
RP 60	Unpatented Lode	10	20	100% Canyon	2005	1 Sept 2008
RP 61	Unpatented Lode	2,3,10,11	20	100% Canyon	2005	1 Sept 2008
RP 62	Unpatented Lode	10	20	100% Canyon	2005	1 Sept 2008
RP 63	Unpatented Lode	2 & 11	20	100% Canyon	2005	1 Sept 2008
RP64	Unpatented Lode	11	20	100% Canyon	2005	1 Sept 2008
RP 65	Unpatented Lode	2 & 11	20	100% Canyon	2005	1 Sept 2008
RP 66	Unpatented Lode	11	20	100% Canyon	2005	1 Sept 2008
RP 67	Unpatented Lode	2 & 11	20	100% Canyon	2005	1 Sept 2008
RP 68	Unpatented Lode	11	20	100% Canyon	2005	1 Sept 2008
RP 69	Unpatented Lode	2 & 11	20	100% Canyon	2005	1 Sept 2008
RP 70	Unpatented Lode	11	20	100% Canyon	2005	1 Sept 2008
RP 71	Unpatented Lode	2 & 11	19	100% Canyon	2005	1 Sept 2008
RP 72	Unpatented Lode	11	20	100% Canyon	2005	1 Sept 2008
RP 73	Unpatented Lode	2	5	100% Canyon	2005	1 Sept 2008
RP 74	Unpatented Lode	2	5	100% Canyon	2005	1 Sept 2008
RP 75	Unpatented Lode	2	2	100% Canyon	2005	1 Sept 2008
RP 76	Unpatented Lode	3	2	100% Canyon	2005	1 Sept 2008
RP 77	Unpatented Lode	10	16	100% Canyon	2005	1 Sept 2008
RP 78	Unpatented Lode	10	20	100% Canyon	2005	1 Sept 2008
RP 79	Unpatented Lode	9 & 10	20	100% Canyon	2005	1 Sept 2008
RP 80	Unpatented Lode	10	20	100% Canyon	2005	1 Sept 2008
RP 81	Unpatented Lode	9 & 16	20	100% Canyon	2005	1 Sept 2008
RP 82	Unpatented Lode	9	20	100% Canyon	2005	1 Sept 2008
RP 83	Unpatented Lode	2	10	100% Canyon	2005	1 Sept 2008
RP 84	Unpatented Lode	2	6	100% Canyon	2005	1 Sept 2008

Table 4-1 Mineral Properties, Reward Project						
Claim No/Name	Claim Type	Location Section Number	Area, Acres (nominal, unless patented)	Canyon Control (% owned, or name of lessor)	Year Staked or Patented	Taxes or BLM Rentals Paid Until
RP 85	Unpatented Lode	10	20	100% Canyon	2006	1 Sept 2008
RP 86	Unpatented Lode	10	20	100% Canyon	2006	1 Sept 2008
RP 87	Unpatented Lode	10	20	100% Canyon	2006	1 Sept 2008
RP 88	Unpatented Lode	10 & 11	20	100% Canyon	2006	1 Sept 2008
RP 89	Unpatented Lode	11	20	100% Canyon	2006	1 Sept 2008
RP 90	Unpatented Lode	11	20	100% Canyon	2006	1 Sept 2008
RP 91	Unpatented Lode	11	20	100% Canyon	2006	1 Sept 2008
RP 92	Unpatented Lode	11	20	100% Canyon	2006	1 Sept 2008
RP 93	Unpatented Lode	11	20	100% Canyon	2006	1 Sept 2008
RP 94	Unpatented Lode	35	20	100% Canyon	2006	1 Sept 2008
RP 95	Unpatented Lode	35	20	100% Canyon	2006	1 Sept 2008
RP 96	Unpatented Lode	2 & 35	20	100% Canyon	2006	1 Sept 2008
RP 97	Unpatented Lode	2	10	100% Canyon	2006	1 Sept 2008
RP 98	Unpatented Lode	2	3	100% Canyon	2006	1 Sept 2008
RP 99	Unpatented Lode	2	7	100% Canyon	2006	1 Sept 2008
RM 1	Unpat. Millsite	31 [1]	5	100% Canyon	2007	1 Sept 2008
RM 2	Unpat. Millsite	6 [2]	5	100% Canyon	2007	1 Sept 2008
RM 3	Unpat. Millsite	17 [3]	5	100% Canyon	2007	1 Sept 2008
[1] Sec 31, T12S, R46E [2] Sec 6, T13S, R47E [3] Sec 17, T13S, R47E						

4.3 Mineral Lease Agreements

Several blocks of claims are leased by Canyon from underlying owners, as shown on Table 4-1. CAM reviewed the three Mining Leases, and prepared the summaries below.

Connolly Lease. This lease covers Ms. Connolly's 2/3 interest in the Sunshine and Reward unpatented lode claims. The lease was signed on 28 September 2004, and runs for 20 years plus as long thereafter as Canyon remains in commercial production. A 3 percent Net Smelter Return royalty is payable on production; reduced to 2 percent due to Connolly's 2/3 interest in the properties. Advance minimum-royalty payments are payable: $ 3,334 per year through 2008; $ 6,667 per year in 2009-2012, and $ 10,000 per year in 2013-2024. These payments will be credited toward actual production royalties.

Webster Lease. This lease covers the Webster Living Trust's 2/3 interest in the Sunshine and Reward unpatented lode claims, and ½ interest in the Good Hope unpatented lode claim. Dating from 9 November 2004 but amended on 8 November 2006, it has an initial term of 20 years, plus as long thereafter as Canyon remains in commercial production. A 3 percent Net Smelter Return royalty is

payable on production; reduced to 2 percent due on the Sunshine and Reward claims due to Webster's 2/3 interest in those properties, and reduced to 1.5 percent for Webster's ½ interest in that property. Advance minimum-royalty payments are payable for a) the Good Hope claim, and b) the Sunshine and Reward claims: $ 850 each per year through 2010; $ 1,667 each per year in 2010-2015, and $ 2,500 each per year in 2016-2025. These payments will be credited toward actual production royalties.

Orser-McFall Lease. This lease applies to 12 unpatented lode and 6 unpatented placer claims. The original lease was signed in 2004, but after several amendments a new lease was signed on 5 February 2005 with Mr. McFall and five members of the Orser family. These persons in sum own 100 percent of the claims, except one-half interest in the Good Hope claim (the other half owned by Webster). A 3 percent Net Smelter Return royalty is payable on production; reduced to 1.5 percent on the ½-owned Good Hope claim. Advance minimum-royalty payments are payable: $ 10,000 per year through 2008; $ 15,000 per year in 2009-2013, and $ 20,000 per year in 2014-2023. These payments will be credited toward actual production royalties. The lease term is 20 years plus as long thereafter as Canyon remains in commercial production.

4.4 Surface Ownership

Excepting the patented claims listed in Table 4-1, and other adjacent patents held by Barrick, all of which carry surface ownership as well as mineral rights, the Reward area consists of federal public domain lands, administered by the BLM (Bureau of Land Management). There are no state or private tracts within the project area, except the patented placers. Canyon's millsite claims carry the right for surface use specifically for infrastructure facilities for mining projects.

4.5 Water Rights

Water rights have been leased from Barrick Bullfrog, Inc. for ten years from 22 August 2006. The lease is for 178 US gallons per minute, from Allotment #61412, Certificate #16384. The Amargosa River basin is an enclosed basin, and the water rights are thus not affected by the Colorado River Compact or other agreements.

4.6 Permits

CAM is not aware of any existing environmental liabilities connected with the property, excepting those relating to Canyon's recent exploration, for which bonds have been posted.

A number of environmental, operational, and business permits that must be acquired to conduct the work proposed for the property. The status of permitting is discussed in Section 19, which is a summary of the

Feasibility study carried out by CAM. All the necessary permits have been obtained, or appear highly likely to be obtained by the time project development begins.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1 Access, Physiography, and Climate

The Reward property lies 8 miles south of Beatty, Nevada, about two miles east of US Highway 95 in Nye County. Access from Beatty is by paved Highway 95, thence two miles east on a gravel road from which several dirt roads diverge into various canyons of the Bare Mountains. The center of the proposed pit is located at 1,729,330 E, 13,375,050 N (UTM coordinates, NAD27, Zone 11, US feet).

The Reward Project is situated in the Amargosa Desert in southwestern Nevada, approximately seven miles southeast of the town of Beatty off of US Highway 95, on the southwestern flank of the Bare Mountains in the northern Amargosa Valley. The site is more specifically located in T13S, R47E, Sections 1,2,3,4,9,10,11, and 16, and in T12S, R47E Sections 33,34 and 35 Mount Diablo Base & Meridian in Nye County, at an approximate latitude and longitude corresponding to 36 degrees 50 minutes and 116 degrees 42 minutes, respectively.

The property is on the east flank of the Bare Mountains, a steep, rugged, rocky, complex ridge oriented north-south, with major canyons trending southwesterly on the west flank (see Figures 5-1 and 5-2). The west flank drains into the Amargosa Desert which is drained by the ephemeral Amargosa River. Beatty, on the Amargosa River, lies at 3300 feet elevation, while the mineralized area on the Reward property is at 3800 to 4300 feet.

The climate is typical of middle-elevation desert. As may be appreciated from Figures 5-1 and 5-2, the area is highly arid, with average annual precipitation of 4.1 inches. Rainfall is less during May to October, occurring as thunderstorms which may generate flash floods. Traces of snow fall during winter. Temperatures typically range from winter absolute lows of 10-15 deg F to summer absolute highs of 105 to 110 deg F. The all-time record low in Beatty was 2 deg F, in December, 1990. Year-round mining operations should be possible.



Figure 5-1
View North toward Reward Mineralized Zone and Proposed Pit Area


MC-4
MC-5
MC-3

Figure 5-2
View Southeast from Reward Zone Showing Drill Roads in Lower Part of Photo - Carrara Canyon is past spur at distant right of the shadowed slope.
(Fred Barnard photo, 21 July, 2007)

Vegetation is sparse, consisting mainly of creosote bush, (*Larrea sp.*), Mormon tea, (*Ephedra sp.*), and low shrubs, with occasional small barrel cacti (*Ferocactus sp.*). There are no trees on the mineralized area, although a few mesquites (*Prosopis sp.*) occur within the overall project boundary.

5.2 Local Resources and Infrastructure

The property is 8 miles by road southeast of Beatty, a town of 1,200 which serves as a transit point and service center for travelers between Las Vegas and Reno, and those going to Death Valley. Several motels and restaurants, gas stations, a post office, and several small stores provide basic services.

The Reward project includes sufficient area, with adjacent public-domain lands also potentially available, to allow development of the property, including space for mining operations, tailings storage, waste disposal, heap leach pads, and processing plant.

The largest land user near the Reward project (other than in the town of Beatty) is US Ecology Nevada Inc.'s site 5 miles south of Reward, just west of US Highway 95. This facility treats and disposes of hazardous and non-hazardous industrial wastes, including medical wastes and PCB's but not radioactive materials. It lies downstream from Reward, near the course of the Amargosa River.

6.0 HISTORY

The property history below was largely complied by CAM (2006), based on Eliopulis (1996) and earlier sources. Like many properties in the western US, the Reward property has been explored by a long succession of groups, as discussed below and as summarized in Table 6-1. Production from the property has been very minor, and poorly documented.

The mining property presently known as Reward probably assumed its name from a claim located in the late 1950's as there is no specific reference to a "Reward" mining camp in the literature. The earliest recorded prospecting at Reward probably dates to 1913 when gold was discovered at the adjacent Gold Ace property (Kral, 1951). Of the few shallow prospects at Reward, the most extensive is the 150-foot long Good Hope adit located near north end of the Hardway claim. Kral's (1951) description of the Arista mine, credited with shipping 1.25 tons of ore grading over one ounce per ton gold just before World War II, matches that of the Good Hope adit where a small glory hole and underlying raise were worked.

The Reward property remained idle until 1957 when three claims Reward, Sunshine, Good Hope and Hardway (in 1962) were staked. Over the next 15 to 20 years few physical improvements were made on the claims, while ownership passed to Messrs. Webster and Burt (Barrick's "Webster lease"). Ownership also changed hands several times on the adjacent Gold Ace property before purchase in 1980 by TECO, Inc. (Barrick's "TECO lease").

In 1976, Galli Exploration Associates ("GEXA") acquired an option on the Webster-Burt land and conducted minor road construction and improvement over the following ten years. In the mid-1980's, St. Joe American Corp. carried out an extensive sampling program on the Gold Ace property in conjunction with their exploration program in the Bullfrog mining district. In 1985, GEXA staked ten unpatented lode claims peripheral to the Webster-Burt ground.

The first known drilling on the property began in 1987, when Homestake Mining Company leased the TECO lands. Homestake drilled two vertical holes near northwest and southwest edges of the Webster-Burt ground as part of a four-hole, 1210-foot rotary program (HMC 1 to 4), which probed pediment gravels for a large-tonnage conceptual target. Drill results from the four wide-spaced holes were negative.

Drilling at Reward proper began in late 1987 intermittently through 1989 by Gexa Gold Corp., successor to Galli Exploration Associates, who completed 16 reverse circulation drill holes (R-1 to R-15 and R-12A) for an aggregate of 3,037 feet (Bybee, 1990). GEXA's drilling documented gold mineralization along the north-south trending Good Hope-Reward vein/fault system, across some 1600' strike, which

constitutes the present Reward gold resource "north of the saddle." This portion of the Reward gold resource is referred to as the Good Hope zone in certain reports.

During these same years, 1988-1989, Pathfinder Gold Corporation acquired an option on the TECO ground, portions of which overlie the southerly gravel-covered projection of the Reward fault, south of the Webster leased ground. Pathfinder drill-tested these fault projections and added several holes along drill fences between south Reward and south Gold Ace. A total of 33 reverse-circulation holes and one partial core hole (GA88 -1 to 88-22 & GA89 -1 to 89-11) were drilled, totaling 13,841 feet (Turner, 1991). Nine of these holes, located along the south Reward fault projection intercepted mineralization with values in excess of 0.010 oz per ton Au, but intercepts were narrow and continuity could not be demonstrated.

Pathfinder joint-ventured their interest in the TECO lease to Cloverleaf Gold Inc. in 1990. Cloverleaf completed 49 shallow reverse circulation holes (GA - 1 to GA - 49) for 9075 feet. All but five Cloverleaf holes were targeted on historic mine workings at Gold Ace. Results were spotty, characteristic of the narrow, erratic, podiform, structurally-controlled replacement mineralization of the Gold Ace areas. Cloverleaf surrendered their interest back to Pathfinder in 1990.

In 1991, the availability of an option on the Reward property from GEXA influenced Pathfinder's decision to reevaluate Gold Ace in conjunction with a program at Reward. Pathfinder proceeded to acquire the Reward property, stepped off south of the 1987-89 GEXA drill pattern, and drilled into the present Reward gold resource south of the saddle, on the Hardway, Reward, Bullmoose #3A and #4 claims). Pathfinders's 1991 program on both properties resulted in 17 holes (GA 91-1 to 91 -17) for an aggregate of 8,300 feet of reverse circulation drilling. Following this work, Pathfinder surrendered all leases and withdrew from the district, having identified the southern half (Reward zone) of Barrick's Reward gold resource as well as having identified interesting gold mineralization on the TECO claims south of the historic Gold Ace shaft (Eliopulos, 1996).

In 1992 US Nevada Gold Search (USNGS), a joint venture consisting of Siskon Corp., N.A. Degerstrom Inc., and US Precious Metals (successor to GEXA), assumed GEXA's position at Reward. At that time USNGS was operator of the Mother Lode mine located on the northeast side of the Bare Mountains some 5 air miles northeast of Reward. USNGS drilled 7 reverse circulation holes (R - 16 to R - 22) for 2,119 feet, all of which intersected mineralization along the Reward fault. USNGS conducted no further work on the property.

Barrick's entry to the Reward and Gold Ace properties began in 1990 when Bond Gold Exploration Inc., operators of the Bullfrog gold mine, acquired an option from Pathfinder Gold on the Gold Ace property. Bond began their exploration program with airborne geophysics but the work was curtailed abruptly by Lac Minerals' acquisition of Bond. The lease on Gold Ace was surrendered back to Pathfinder.

In 1995, USNGS sold the GEXA lode claims and assigned the Webster lease to Barrick Gold Inc., who by 1994 had acquired the assets of Lac Minerals. In 1995, Barrick also engaged in other work relating to Reward:

- negotiated a mining lease with TECO, Inc. on the Gold Ace ground
- staked 94 lode claims along extensions of the Reward and Gold ACC zones
- drill-tested five peripheral targets (Ohm, Ted's Landing, Orange Quartzite, South of Ollies, and Southeast Gold Ace)
- completed 66 reverse-circulation holes for 24,535 feet as in-fill drilling

In 1998, Rayrock Mines, Inc. acquired Barrick's property and began permitting of the Reward Mining property. In early 1999, Rayrock was acquired by Glamis Gold, Ltd. of Reno, Nevada. During 1998-99, 80 reverse-circulation holes (RE-001 to RE-79, including RE-026A) were drilled by Marigold Mining Company, an affiliate of Rayrock and Glamis at the time.

Glamis initiated the permitting process for eventual production. To provide consistency, Rayrock Mines, Inc. was used as the permitting corporate entity throughout the permitting process. However, falling gold prices led to suspension of the project.

From 2000 to early 2004, the property was essentially dormant, during a period of low gold prices.

As discussed in Section 4 above, Canyon Resources acquired the core parts of the Reward property through agreements in 2004. By the end of 2006, nearly all the current parcel had been assembled under Canyon's ownership or lease. Canyon undertook reverse-circulation drilling in 2006, and a limited diamond drilling program in early 2007.

Canyon contracted Chlumsky, Armbrust & Meyer to complete a preliminary assessment of the mineral Resources, and later a prefeasibility study on the project (CAM, 2006). CAM estimated an Indicated tonnage of 6.88 million short tons averaging 0.0254 ounces per ton in the Reward and Gold Ace zones. Contained within this tonnage was a diluted Probable Reserve, which at a gold price of $400/oz (no silver values taken) totaled 2,610,066 tons averaging 0.0314 ounces-per-ton (opt) gold. There was no Proven Reserve. CAM's (2006) estimate was undertaken when Canyon was an independent U.S. company, and the CAM reports were not filed in Canada.

In 2007, CAM was engaged to undertake the present mineral Resource and Reserve estimates and Feasibility Study.

Table 6-1
History of Reward Property
(From Eliopulos (1996) and other sources)

Period	Owner	Operator	Work Performed	Comments
1913			Gold discovered at Gold Ace Mine	
pre-1942			Arista Mine (a.k.a. Good Hope ?) Shipped 1.25 tons of 11-oz ore	
1942-1957			District idle	
1957-62		?	Reward and other claims staked	
c. 1970's	Webster, Burt	--	Acquired Reward claims	
1976	Webster, Burt	Optioned to Galli Expl. Assocs. (GEXA)	Surface work only	
1980	Teco, inc.	--	Acquired Gold Ace property	
mid-1980's	Webster, Burt	St. Joe American optioned	Surface work	
1985	GEXA (Galli)	GEXA	Staked 10 claims next to Webster, Burt	
1987	Teco, Inc.	Homestake	4 RC holes on Gold Ace, negative	
1987-1989	Webster, Burt	GEXA (Galli)	16 RC holes at Reward/Good Hope	
1988-1989	Teco, Inc.	Pathfinder Gold optioned	33 RC holes, 1 DDH, spotty results	
1990	Teco, Inc.	Pathfinder option to Cloverleaf Gold.	49 RC holes, erratic results	
1990	Teco, Inc.	Bond Gold optioned	Airborne geophysics over Gold Ace	
1991	Teco Inc. and Webster, Burt	Pathfinder Gold	17 RC holes, ID'ed small tonnage	
1992	Webster, Burt	US Nevada Gold Search JV	7 RC holes, ID'ed larger tonnage	
1992-1995	Teco, Inc and Webster, Burt	Bond Gold (became Lac Minerals, later became Barrick)	66 RC holes, staked 94 new claims. Also 17 RC holes on outlying areas	
1998-1999	Rayrock Mines	Rayrock (became Glamis Gold), as Marigold	Permitting attempt, also drilled 80 RC holes	Stalled by low gold prices
2004	Canyon Resources	Canyon	Leased core claims of property	
2006-2007	Canyon Resources		Added claims, 21 RC holes, 4 core holes	

7.0 GEOLOGICAL SETTING

The geological descriptions below are taken mainly from reports by CAM (2006), Cornwall and Kleinhampl (1961, 1964), Eliopulos (1996), Golder (2007), Monsen, et al. (1990), and Noble et al. (1991).

7.1 Regional Geology

The Bare Mountains lies in a complex tectonic area within the Basin and Range province (Figure 7-1).



GOLD
GROUSE CANYON CALDERA
KAWICH
BELTED RANGE
EMIGRANT
BLACK MTN CALDERA
NYE CO
AREA 20 CALDERA
SARCOBATUS
PAHUTE
MESA
TIMBER MTN CALDERA COMPLEX
SILENT CANYON CALDERA COMPLEX
NYE CO
Nellis Air Force Range boundary
95
YUCCA FLAT
HALFPINT RANGE
GRAPEVINE
FLAT
AMMONIA TANKS CALDERA
RAINIER MESA CALDERA
CLAIM CANYON CALDERA
BULLFROG MINING DISTRICT
BULLFROG HILLS
Beatty
SHOSHONE MOUNTAIN
YUCCA MTN
BARE MTNS
MOUNTAINS
373
REWARD PROJECT
CRATER FLAT
JACKASS FLATS
FLAT
190
NEVADA
CALIFORNIA
SKULL MOUNTAIN
AMARGOSA
FUNERAL MOUNTAINS
DEATH
NYE CO
INYO CO
SPECTER RANGE
Nevada Test Site boundary
95

Figure 7-1
Regional Geologic Setting of the Reward District
(Shading represents highlands, white is valley fill.)

Several generations of tectonic events have emplaced and shaped the rocks of interest, and have engendered precious-metals mineralization at Reward and elsewhere nearby.

Important post-Paleozoic tectonic events have been a major, probably Mesozoic, compressional event with several stages of thrusting and folding. However, the Paleozoic and older rocks are only weakly metamorphosed, locally to lower greenschist facies. Subsequent events include Tertiary detachment faulting, followed by high-angle extensional (Basin-and-Range) faulting and strike-slip faulting.

The Bare Mountains consist mainly of northerly- and easterly-dipping, late Proterozoic and Paleozoic marine sedimentary rocks overlain toward their north end by Tertiary volcanic rocks. The exposed section of the Proterozoic sedimentary rocks is about 4,000 feet (Monsen, et al, 1992), while the Paleozoic section is well over 10,000 feet. According to Fridrich, et al. (1999), the rocks in the Reward project area (the Bare Mountains) are the uplifted and exposed footwall of a Tertiary detachment fault.

Several of the mountain ranges distal from Reward and the Bare Mountains consist of Tertiary volcanics sourced from the Southwestern Nevada Volcanic Field (SWNVF), especially north of the latitude of Beatty (Figure 7-2).


N
U.S. 95
Beatty
BULLFROG DEPOSIT
REWARD PROPERTY
STERLING MINE
Hwy 374
DETACHMENT FAULT
0 5000 10000
Scale-In-Meters
Explanation
Qal Alluvium
Ti Porphyry Intrusive
Tv Tertiary Volcanics
Pz Paleozoic Sedimentary Rocks, Undivided
PЄ Proterozoic "Z" Undivided
Canyon Resources Corporation
REWARD PROJECT
REGIONAL GEOLOGY
BARE MOUNTAINS

Figure 7-2
Geologic Map of Bullfrog-Beatty Area

7.2 Property Geology

The geology of the core of the Reward property is shown in Figures 7-3 and 7-4.


Fluorspar
Mine
REWARD FAULT ZONE
Wood Canyon Formation
REWARD
AREA
GOLD ACE AREA
Bonanza
King Fm
Carrara Fm

Figure 7-3
Generalized Geologic Map of Reward-Gold Ace Area
(From Monsen, et al., 1992)


T 12 S R 47 E
T 13 S R 47 E
sec 3
sec 2
alluvium and pediment gravels
BONANZA KING FM.
limestone, dolomite
WOOD
CANYON
FM.
quartzite
saddle
GOOD
HOPE
quartzite, dolomite,
siltstone
dolomite,
limestone
GOLD
ACE
STIRLING FORMATION
siltstone,
quartzite
dolomite,
siltstone
alluvium and pediment gravels
N
0
600
feet

Figure 7-4
Detailed Geologic Map of Reward and Gold Ace Proposed Pit Areas
(Modified from 1995 map by Pete Chapman for Cordex Exploration Co.)

7.2.1 Stratigraphy

As described by Monsen et al. (1992) and others, the sedimentary sequence at Reward consists of moderately-deformed, weakly-metamorphosed marine clastic and carbonate rocks of late Proterozoic and early Cambrian age. Approximately 2,500 feet of section is exposed in the Reward area. Beds generally strike northwesterly and dip to the northeast at moderate to high angles.

Paleozoic rocks as young as Mississippian are exposed in the Bare Mountains, but at the Reward property, rocks exposed at surface or intersected in drill core are all of Cambrian or uppermost Proterozoic age, as shown in Table 7-1.

Table 7-1
Lower Portion of the Bare Mountains Stratigraphic Column

AGE	FORMATION
Cambrian	Bonanza King Fm.
	Carrara Fm.
	Zabriskie Quartzite
Proterozoic- Cambrian	Wood Canyon Fm.
Upper Proterozoic (Z)	Stirling Fm.

Descriptions of the relevant Proterozoic and Paleozoic Formations in the Reward area follow:

Cambrian: Bonanza King Formation. Cliff-forming carbonate in fault contact with Proterozoic rocks due east of Reward. Consists of massive gray-black to white beds, some conspicuously striped. Recrystallized dolomite and limestone. The formation is about 3,500 feet thick.

Cambrian: Carrara Formation. Conformably underlies the Bonanza King. Interbedded limestones and shales. Crops out south of Reward as massive gray limestone cliff-former underlain by recessive weathered interbeds of gray shale and pyritiferous limestone. Distinctive 10- to 20-foot thick green shale basal contact conformable with underlying Zabriskie quartzite. The formation is about 500 feet thick at Reward.

Cambrian: Zabriskie Quartzite. Massive orthoquartzite, dense, light gray with maroon tint. Occurs as blocky, massive beds over 2,000 feet thick south of Reward. Conformable with the underlying Cambrian-Proterozoic Wood Canyon Formation.

Cambrian-Upper Proterozoic. Wood Canyon Formation. Upper part recognized as Cambrian (Monsen, et al, 1992). Host for structures (Reward Fault) containing gold mineralization at the Reward property. Thickness in excess of 3,700 feet in the Bare Mountains; an abbreviated 1,500-foot lower portion crops out north of Reward, while the basal 500-foot fault-preserved section is present in the Reward drill area. Consists of gray-brown, thin bedded, fine clastics with thin (1 to 12 inches) phyllitic lenses. Three conspicuous orange to gray dolomite/limestone beds with "elephant-hide" weathered surfaces are present in the basal section:

Siliciclastics - approximately 1000' exposed north of Reward. Northerly dipping.
Dolomite #3 - 10 to 20-foot thick, orange bed, intermittently exposed at cliff base of Bonanza King Fm. east side of Reward drill area.

Siliciclastics - about 100 feet thick. Iron stained outcrops. Fine silty sandstone, containing minor black biotite.

Dolomite # 2 - 10 to 50 feet thick. Tan to orange weathered surface. Typically an arenaceous carbonate.

Siltites - weakly metamorphosed, fine-grained silty sands, +1- quartzite containing up to 5 percent fresh, black, fine-grained biotite with sporadic phyllite lenses. Biotite is recognized primarily in drill cuttings. North of the Reward saddle, these rocks do not host gold mineralization. However, south of the saddle this lithologic interval changes facies to a quartzite hosting gold mineralization. Thickness 350 to 400 feet.

Dolomite 1 - from 25 to 75-foot thick. Often an arenaceous carbonate. Unmineralized unless intersected by the Reward fault.

Siliciclastic – fine- to medium-grained silty sands and quartzites with interbedded greenish phyllitic lenses from 100' to 150' thick. Conformably overlies the Juhl quartzite.

Proterozoic: Stirling Formation.
Juhl Quartzite Member. About 600 feet thick. Footwall of the Reward gold resource. The Juhl-Wood Canyon contact is mineralized over 5 to 10 feet in some Reward drill holes. Orthoquartzite, distinctive whitish color in upper half. Alternating resistive/recessive topographies toward base. Most beds are blocky and massive. Parallel and cross-bedded bedding laminations. Extensively fractured and shattered adjacent to the foot-wall of the Reward fault. Conformably overlies Sutton member.

Sutton Member. From 250' to 300' thick. Exposed on hill slope above the Gold Ace mine property. Siliciclastic lithologies resembling the Wood Canyon Fm. but containing more phyllitic lenses. Sutton rocks are characterized by four orange dolomite marker beds, from 5 to 20 feet thick, evenly spaced though the unit. Upper dolomite crops out just below Sutton/Juhl contact. The Sutton is conformable with underlying Morris marble member.

Morris Marble Member. Approximately 250 feet thick. Host of karst-type, fault-influenced gold mineralization mined at the Gold Ace property. Characteristic massive, whitish to light tan-gray weathered limestone, "elephant hide" texture. Conformable to underlying Beatty Schist member.

Beatty Schist Member. Base not exposed at Gold Ace. Approximately 500-foot drill thicknesses at the South of Ollies target where this member hosts weak gold mineralization along the Reward fault. Unit has no known mineralization at Gold Ace. Several narrow limestone lenses occur in gray siliciclastics which may or may not display schistose (sericite-quartz) textures.

Igneous rocks are volumetrically insignificant, consisting of a number of northerly-trending dikes of compositions varying from diorite to latite. Their relationship to mineralization, if any, is unclear. Monsen et a1 (1992) describe an isolated occurrence of late Cretaceous intrusive rocks north of Fluorspar Canyon approximately 1.5 miles southwest of Beatty. Isotopic age dating places a lower limit of approximately 26 Ma on dioritic dikes. Younger dikes of dacite and quartz latitic are apparently associated with mineralization at the Mother Lode and Sterling mines, respectively. However, the nearest exposure of igneous rock to Reward is a dike is approximately 6,000 feet northwest of Reward. No intrusive rocks were intersected in Reward drill holes.

7.2.2 Structure

The Bare Mountains are a structurally complex terrain, formed by Mesozoic compressional deformation which was overprinted by several stages and types of Tertiary tectonism.

USGS mapping of the Bare Mountains (Monsen, et al, 1992) found regional folding and thrusting as products of an initial stage of Mesozoic deformation. Normal faulting, both high and low angle, followed, probably most, if not all, developed during the Tertiary. The sedimentary succession is generally upwards facing and dipping towards the north or northeast at 10-30 degrees. The succession is cut by both low-angle and high-angle north-northeast-trending extensional and thrust faults. These dip from 80 degrees to near horizontal and may have complex geometry (Cornwall and Kleinhampl, 1961, Monsen, et al., 1992). Displacements on individual faults range from several hundred to over 1,000 feet.

There is no hard evidence showing the presence of large-displacement normal range-front faults underlying the alluvial fans on the west side of the range. High-angle normal or transcurrent faults may lie beneath alluvium on the west side of US Highway 95.

The Reward property is localized along a north-trending, high-angle structure, the Reward Fault (also called "Reward Shear") which strikes N-S to N15°W, and dips steeply east. Sub-parallel faults of similar nature traverse the Gold Ace workings (the "Gold Ace Shear"), as shown in Figure 7-4. These faults traverse brittle quartzites and siltstones, and tend to form shatter zones up to 300 feet wide, with numerous slip surfaces. Vertical displacement along the Reward Fault is approximately 200 to 300 feet. Right-lateral displacement might also have occurred. Details of the mineralization related to these faults are discussed in Section 9.1.

The Reward and related faults are part of a system of northerly-trending faults which extend more than three miles to the north, to the vicinity of the Daisy Fluorspar Mine in Section 23 (Monsen, et al., 1992).

The Good Hope Fault, which hosts the Good Hope Vein, is nearly parallel to and occurs immediately within the footwall trace of the Reward fault. The Good Hope Fault dips vertically to 60°W. On the south-facing slope, near the Sunshine Adit, the Stirling Formation quartzites are strongly sheared and shattered in a zone 200 feet to 300 feet wide between the two diverging faults. Faults which host narrow quartz veining also occur along northeast trends. A narrow fault with quartz veins that can be traced for more than 2,500 feet to the southwest is present beginning at a trench prospect 60 feet west of the Good Hope Adit. The fault strikes N30°E and dips steeply to the southeast. The fault is a narrow and tight structure with minor banded quartz veining, pink color staining from hematite and shows well developed brecciation where it is seen cutting the quartzite formation (Stirling Fm.). Fractures on northeasterly trends host numerous quartz veins and veinlets along the hanging wall of the Good Hope Fault.

7.2.3 Alteration

Alteration at the Reward property is generally weak. The Proterozoic meta-sediment package is weakly metamorphosed reflecting low grade regional effects associated with Mesozoic folding. Black, biotite-bearing clastic rocks in the hanging wall of the Reward fault may alter to weakly schistose meta-sediments. Original pelitic interbeds are now sericite-quartz schist or phyllite.

The alteration overprint by younger Tertiary tectonism is mainly manifested by silicification, which is best developed within and around Tertiary quartz veins. Strong silicification, including silica flooding and replacement of limestone horizons and fault breccia in the Carrara Formation, has occurred along the Reward Fault Zone south of the Good Hope Adit for a strike length of over 500 feet.

The alteration type coincident spatially and genetically with gold mineralization is orange to maroon limonitic oxidation (logged as goethite) of disseminated pyrite cubes. Commonly, in mineralized intervals through quartzite and clastic host rocks, cubic goethite partially to completely replaces pyrite, occurring in microfractures and as disseminations. Locally, disseminated pyrite, less than 1 volume percent, was recognized in the chip logging. Minor amounts of secondary hematite-goethite are associated with the silicification and have colored the rocks a distinctive orange-brown. This staining has also occurred away from the Reward Fault Zone with little or no associated silicification.

During chip logging it was difficult to determine the intensity of silicification within quartzite. Drill core showed that silicification is clearly both more intensive (ranging from moderate to strong) and more

extensive, especially in quartzite lithologies. Pervasive, texture-destroying silicification is rare. Amethystine vein quartz occurs rarely.

Other types of alteration are sparse. Calcite veining is uncommon except in limestones, and is possibly not related to mineralization. Calcite cement occurs in some of the clastic rocks. Manganese coatings and dendrites are present in very minor amounts, favoring carbonate lithologies.

Disseminated specks of greenish malachite are common to ubiquitous in minor amounts in the Juhl Quartzite footwall to the Reward Fault. Green copper staining, usually hosted in white massive quartz veins, was mapped and sampled regionally in Wood Canyon lithologies.

8.0 DEPOSIT TYPES

The Bare Mountains contain a number of mineral deposits, of widely disparate types. These include the Daisy fluorite mine, other fluorite and mercury prospects (Cornwall and Kleinhampl, 1961), the Secret Pass detachment-hosted gold deposit, the Sterling gold mine (Greybeck and Wallace, 1991), and a few minor gold prospects.

In the main Bullfrog mining district west and north of Beatty, gold deposits exhibit a wide variety of styles of mineralization, hosted variously in Paleozoic metasedimentary rocks, intrusives, and Tertiary volcanic rocks. The largest producer, Barrick's Bullfrog Mine, produced 2.3 million ounces of gold between 1989 and 1999. Gold mineralization is spatially, but not necessarily genetically, related to Tertiary tectonism which created the detachment fault there and may be characterized as a volcanic-hosted epithermal gold system.

In contrast, gold mineralization at Reward appears to be related to post-detachment, late Tertiary extensional faulting. The Reward mineralization can be classed as a low-sulfide stockwork with epithermal characteristics, based on its structure and mineralogy. The geometry and mineralogy of the mineralization within the proposed open pits are sufficiently well-known that the identification of mineralization with mineable continuity and of consistent mineralogy is readily achievable.

9.0 MINERALIZATION

The description of mineralization is taken largely from Eliopulos (1996), modified from other sources.

The principal mineralized areas are the Reward Zone and the Gold Ace Zone, which will both be developed as open pit mines. The Reward Zone is an order of magnitude larger than the Gold Ace.

9.1 Description of Mineralization

Mineralization at Reward (including the adjacent Gold Ace zone) is hosted in a sequence of marine sediments (quartzite, siltstones/phyllites, and dolomites) of the Wood Canyon Formation, which have been highly fractured and sheeted within the structural zone comprising the Reward Fault and related faults.

The zone of faulting and stockworking strikes nearly north-south, and dips moderately to the east. The mineralized zone of veining and stockworks varies from 15 to 140 feet wide and up to 2,000 feet long, lying on the hanging wall of the Reward fault. Mineralization remains open at depth below 400 feet, and along strike to the south. The mineralized zone remains open to the east along the southern 1,000 feet of strike.

North of the Reward saddle, mineralizing fluids followed discrete fault/veins and cooled to form massive, white quartz veins. Here, the quartzite and siltstone hanging wall beds were not fractured and therefore are not mineralized. Near the north end of the Reward property (Good Hope claim), the Reward Fault consists of two massive, white quartz veins from 1 to 5 feet wide, separated by about 100 feet of generally unmineralized Wood Canyon clastics which host narrow quartz stringers. The mineralized Good Hope veins contain pyritic, banded quartz-chalcedony within silicified and pyritic argillite wall-rocks.

Further south, in the Reward saddle area, the two massive quartz veins merge. Here, the vein/fault is hosted in a gently west-dipping, irregularly silicified, rafted block of Wood Canyon dolomite. This portion of the vein/fault is characterized by intense sheeting, quartz veining, and silicification, over a width of 25 feet.

South of the Reward saddle, mineralizing fluids invaded a micro-fractured quartzite hanging wall zone, depositing auriferous pyrite in fractures, veinlets, and stockworks , resembling a wide disseminated deposit. Gold mineralization clearly favors quartzite lithologies; dolomite marker beds are not necessarily mineralized even when intersected by the Reward Fault.

The Gold Ace Zone was the site of small-scale mining at some time prior to 1942, some of which took place along low-angle (15 degrees) east-dipping structures. Mineralization is hosted in phyllitic quartzose siltstone of the Wood Canyon Formation.

Barrick analyzed selected mineralized holes from Reward for trace elements: mainly As, Sb, and Hg. The principal conclusion was that gold enrichment is coincident with an elevated trace element (As, Sb, and Hg) signature, regardless of host rock. Likewise, in most cases, depleted trace element geochem is coincident with total absence of gold. Elevated trace-element values are in the range of 20-700 ppm As, 3 to 30 ppm Sb, and 500-1000 ppb Hg.

Visible minerals of economic interest at Reward are sparse: in general, only pyrite and goethite after pyrite are seen, and they only rarely make up more than 2 percent of the rock in mineralized zones.

Barrick (Eliopulos, 1996) and others investigated other gold prospects outside the Reward Project area, both to the north along the Reward Fault zone (Ohm, Ted's Landing, Orange Quartzite) and to the south (South of Ollies, Gold Ace Southeast). None of these were further investigated by Canyon, and they are outside the scope of this report.


94.0 ft.
Reward MC-3
0 1 2 3 4 5 6 7 8
CENTIMETRES

Figure 9-1
Core from Hole MC-3, 94.0 Feet, Showing Quartz Veining in Quartzite.
(This interval grades about 0.03 opt Au)


0 1 2 3 4 5 6 7 8
CENTIMETRES

Figure 9-2
Core from hole MC-4, 95-100 Feet, Calcite-Veined Limestone
Just Above a Low-Grade Mineralized Zone in Silicified Limestone.

9.2 Mineralization Controls

According to Eliopulos (1996), gold mineralization at Reward appears to be closely linked to structures and structural preparation. Lithologies such as quartzite and siltstone, which fractured in a brittle manner within the fault zone (Figure 9-1), provided fertile ground for subsequently invading mineralization fluids. Further work by Canyon has confirmed this association. Limestone interbeds can be mineralized when they are silicified and therefore brittle (Figure 9-2).

The source of the fluids which deposited the gold is uncertain, as there are essentially no igneous rocks nearby.

Due to the low original sulfide content and the considerable depth of oxidation, the oxide-sulfide contact is not of supreme importance in defining economically-leachable mineralization. Metallurgical test work indicates that the gold at Reward is recoverable by conventional heap-leaching.

9.3 Exploration Potential

9.3.1 Reward Zone

The most obvious additional potential at Reward is immediately to the west of the Reward Zone, where reverse-circulation drillhole RC-21 intersected a deep mineralized zone. Exploration potential in this area had been discussed in a memo by Jim Matlock of Canyon, dated 10 June 2005, written prior to Canyon's drilling program, and based on Matlock's thorough review of work by Barrick and earlier explorers of the property. In general, the potential for additional discoveries on the Reward property was perceived as small, at the gold prices pertaining in mid-2005 (about $430 per ounce).

Matlock felt that the remaining exploration potential was mainly on the Good Hope claim, where a possible deep ore shoot could exist, containing modest additional tonnages. This target was subsequently drilled in 2006 by Canyon. Among the Canyon hole (core hole MC-1 and reverse-circulation holes R-17, R-18, R-19, and R-21), two showed good intercepts. MC-1 showed a deep intercept: 60 feet of 0.025 oz/ton Au from 150 to 210 feet in the hole. This intercept is near the true thickness. This intercept is included within the current pit design.

On the other hand, Hole RC-21 was oriented steeply toward the east, from a collar on the east edge of the outcrop of the main mineralized zone. The hole revealed a deep mineralized zone intercepted over 185 feet and averaging 0.031 opt Au, starting at 185 feet down-hole. Within this were 60 feet averaging 0.066 opt. There is a possibility that follow-up of this zone to determine its attitude and its strike and depth extent could result in a push-back of the proposed Reward open pit mine, or even an underground exploration target.

9.3.2 Other Potential

In addition, there are several scattered old drillhole intercepts beneath the pediment south of the Reward zone, containing anomalous (+/- 0.01 opt Au) grades, sometimes economically interesting. Some of these holes have only been partially drill offset. The best of these is Pathfinder hole DH 91-01, which encountered 120 feet grading 0.051opt Au from 225 to 345 feet. Adjacent offsetting holes encountered anomalous to sub-ore gold grades, including Barrick's R95-148, 100 feet to the south, which intercepted 70 feet grading 0.018 opt Au from 320 to 390 feet. Although buried beneath pediment gravels, these intercepts offer opportunities for the development of additional tonnages.

Early explorers (Pathfinder and Bond Gold) mapped and sampled the Bare Mountains within a several mile radius of Reward. The results were described as negative. Barrick (Eliopulos, 1996) drilled other gold prospects outside the limits of Canyon's Reward Project area, both to the north along the extension

of the Reward Fault (Ohm and Ted's Landing prospects, Orange Quartzite,) and to the south (South of Ollies, Gold Ace Southeast). The gold values encountered were only occasionally above 1 g/t (0.03 oz/ton). None of these have been were further investigated by Canyon. They could offer some small possibilities for additional mineralization which could be hauled to the leach pads at Reward.

10.0 EXPLORATION

Exploration on and around the Reward property has been typical of that in the southern Great Basin, where topographic relief is high, outcrops are abundant, and the structure is complex. Surface geologic mapping, rock-chip sampling in interesting areas, and drilling were the principal exploration tools. Bond Gold undertook an airborne geophysical survey in 1990, but little discussion is recorded about the survey results. The survey data were not available to Canyon or to CAM.

The tonnage and grade estimation for the Mineral Resources described herein is based on 311 drillholes and two surface trenches, drilled by various companies as described in Section 6. In addition, geophysics and surface sampling were undertaken by several of the companies, including Canyon. Some of the surface sampling was carried out on targets outside the Reward and Gold Ace zones, as discussed above in Section 9.3.

The drilling which bears on the Mineral Resources and Reserves at Reward is discussed in Sections 11, 14, and 17 of this report.

11.0 DRILLING

11.1 General

The drilling undertaken by various operators prior to Canyon are described in earlier reports (CAM, 2006). Prior drilling (Pre-2006) is summarized in Appendix A1, Tables A1-1 and A1-2.

Drill hole locations were initially established using hand-held GPS units, and upon completion of the program the collar locations were re-surveyed by a licensed surveyor.

Canyon's drilling in 2006-2007 was designed to validate earlier drilling, test for extensions of known mineralized zones, and obtain geotechnical data. Canyon drilled 21 reverse-circulation holes in 2006 and 4 diamond core holes in 2007. All were located within the Reward Zone or on the peripheries thereof. Locations of the holes are shown on Figure 11-1 and summarized in Table 11-1. The assay results of the holes are summarized in Table 11-2.


Bull Moose 14
HOPE
HARDWAY
0 feet 500
N
RC-18
MC-1
RC-17
RC-19
SUNSHINE
BULL MOOSE
BULL MOOSE
RC-19,20
MC-3
RC-14,15
RC-13
RC-12
VALENCIA PLACER
RC-10
MC-4
REWARD
RC-06
RC-07
MC-5
RC-03
RC-04
RC-01
RC-21
RC-02
RC-11
BULL MOOSE 4
BULL MOOSE 3
Reward South No. 1
BULL MOOSE 5
PENTE
Reward South No. 2

Figure 11-1
Locations of Canyon drillholes, 2006-2007
(Blue dots are 2006 reverse-circulation holes. Red dots are 2007 core holes.)

11.2 Reverse-circulation Drilling, 2006

The 2006 reverse-circulation drilling program at Reward was conducted per QA/QC protocols and procedures defined on other Canyon gold project. Drilling was conducted under the auspices of Mr. Bill Fleshman (CP Geol, AusIMM, 10742), the designated Qualified Person (QP) for the drill program. Boart-Longyear was the driller. All drilling was conducted using water injection. The hole diameter was 5 ½ inches. The percentage of sample recovery was not determined precisely, but appeared in the normal range for drilling of fractured hard rock. Sampling methodology is discussed in Section 12 of this report.

The relation between intercept thickness and true thickness varies by hole. The Reward zone contains many veins, veinlets, and stockworks of diverse orientations, although the zone as a whole dips moderately (average 45 degrees) to the east. The relation between intercept and true thickness is best appreciated on the cross-sections in Figures 11-2, 11-3, and 11-4. Each hole was entered into the MEDS database and oriented in three-dimensional space for tonnage and grade estimation. Downhole surveys are discussed in Section 17.


Good Hope Area
North Haul Road
Bull Moose North Area
Bull Moose South Area
Gold Ace Area
Heap Leach Pad
E 64,000
E 65,000
E 66,000
N 6,000
N 5,000
N 4,000
N 3,000
0'
200'
400'
600'
3760
3780
3800
3820
3840
3860
3880
3900
3920

LEGEND

Topographic Contour (CI=20 ft.)
Ultimate Pit Contour (Toe)
Ultimate Pit Contour (Crest)

077111	CANYON RESOURCES CORPORATION	Figure 11-2 Reward $575 Ultimate Pit with Cross Section Locations
As shown	Reward 43-101	CAM Chlumsky Armbrust & Meyer



Canyon Resources Corporation

Reward 43-101

Figure 11-3
Cross Section A-A'
(Central Part of Planned Reward Pit)

As Shown


Canyon Resources Corporation
Reward 43-101
Figure 11-4
Cross Section B-B'
CAM

Table 11-1 Canyon Reverse-Circulation Hole Collars, 2006						
Hole ID	Easting	Northing	Elevation	Azimuth	Plunge	Length (feet)
RC-01	66,520.00	4,100.00	4,010.00	270	80	455
RC-02	66,315.00	4,100.00	3,990.00	270	60	330
RC-03	66,480.00	4,200.00	4,030.00	270	80	435
RC-04	66,060.00	4,200.00	4,005.00	270	60	185
RC-05	66,040.00	4,300.00	4,030.00	270	60	195
RC-06	66,180.00	4,200.00	4,015.00	270	60	145
RC-07	66,325.00	4,300.00	4,060.00	90	85	410
RC-08	66,020.00	4,400.00	4,055.00	270	60	195
RC-09	66,260.00	4,400.00	4,090.00	270	90	395
RC-10	66,000.00	4,500.00	4,085.00	270	60	145
RC-11	66,220.00	4,000.00	3,970.00	270	60	175
RC-12	65,865.00	4,700.00	4,135.00	270	60	195
RC-13	66,045.00	4,700.00	4,170.00	270	70	355
RC-14	66,035.00	4,800.00	4,200.00	90	60	295
RC-15	66,035.00	4,800.00	4,200.00	0	90	425
RC-16	65,955.00	4,900.00	4,220.00	90	75	355
RC-17	65,580.00	5,400.00	4,380.00	270	90	155
RC-18	65,815.00	6,140.00	4,220.00	270	65	315
RC-19	65,700.00	5,200.00	4,285.00	270	50	125
RC-20	65,955.00	4,900.00	4,220.00	90	60	395
RC-21	66,520.00	4,100.00	4,010.00	90	75	365

Table 11-2 Results of Canyon Reverse-Circulation Hole, 2007							
Hole No/	From (ft)	To (ft)	Length (ft)	Length (m)	True length (ft)	Au (opt)	Au (g/t)
RC-01	115	315	200	61.0		0.017	0.574
Includes	265	295	30	9.1		0.031	1.077
RC-01	370	435	65	19.8		0.021	0.734
RC-02	60	75	15	4.6		0.013	0.442
RC-02	135	195	60	18.3		0.017	0.577
RC-03	110	385	275	83.8		0.036	1.240
Includes	170	240	70	21.3		0.054	1.850
Includes	290	305	15	4.6		0.089	3.060
Includes	350	365	15	4.6		0.094	3.220
RC-04	No significant assays						
RC-05	No significant assays						
RC-06	0	90	90	27.4		0.019	0.656
RC-07	75	270	195	59.4		0.019	0.645
Includes	185	270	85	25.9		0.028	0.954

Table 11-2 Results of Canyon Reverse-Circulation Hole, 2007							
Hole No/	From (ft)	To (ft)	Length (ft)	Length (m)	True length (ft)	Au (opt)	Au (g/t)
Includes	220	240	20	6.1		0.074	2.550
RC-08	5	30	25	7.6		0.021	0.717
RC-09	30	60	30	9.1		0.025	0.848
RC-09	185	215	30	9.1		0.021	0.720
RC-10	0	70	70	21.3		0.035	1.210
RC-11	15	25	10	3.0		0.018	0.608
RC-12	No significant assays						
RC-13	0	360	360	109.7		0.024	0.844
Includes	135	230	95	28.9		0.035	1.220
Includes	320	335	15	4.60		0.141	4.850
RC-14	0	145	145	44.2		0.050	1.720
Incl 0	0	80	80	24.4		0.069	2.360
RC-15	0	145	145	44.2		0.051	1.730
Includes	40	105	65	19.8		0.075	2.580
RC-16	35	60	25	7.6		0.028	0.982
RC-17	No significant assays						
RC-18	No significant assays						
RC-19	0	80	80	24.4		0.042	1.41
Incl	20	30	10	3.0		0.227	7.77
RC-20 0	0	100	100	30.4		0.022	0.766
RC-21	185	370	185	56.4	Unknown (new zone)	0.031	1.078
Includes	310	370	60	18.3	unknown	0.066	2.255

In general, mineralized intercepts correlate with areas of more silicification, quartz veining and stockworking. Pyrite/goethite content has a weaker correlation with grade. Quartzite, being brittle, is the most common host lithology. Limestone can be mineralized where it has been silicified and thus embrittled.

The 2006-7 drilling by Canyon was mainly of a confirmatory nature, within the known Reward Zone. The four core holes were specifically drilled for geotechnical information in the proposed Reward Pit area, but were also assayed for estimation of tonnages and grades of the Mineral Resources. Hole RC-21, was entirely a step-out to the east of the Reward zone. It revealed a mineralized zone intercepted over 185 feet and averaging 0.031 opt Au.

11.3 Core drilling, 2007

Canyon's 2007 core drilling program was designed specifically to obtain geotechnical data, but the hole siting and results were also used for tonnage and grade estimation. Mr. Bill Fleshman (CP Geol, AusIMM, 10742), was also the designated Qualified Person (QP) for the program. Drilling was

contracted to Hansen Drilling, using two drill rigs; a CS1000PL and a Hagby 1000. Core size was mostly HQ-3 (2 3/8 inches or 61 millimeters diameter). Five holes were planned and four were completed. The locations of the holes are summarized in Table 11-3.

Table 11-3 Canyon Core Hole Collars, 2007						
Hole ID	Easting	Northing	Elevation	Azimuth	Plunge	Length (feet)
MC-1	65708.773	5415.160	4287.010	268	61	315.5
MC-3	65934.970	4850.847	4130.426	--	90	400
MC-4	66338.230	4499.975	4074.671	--	90	249
MC-5	66428.296	4200.248	3956.531	083	76	399

Assay results for these holes are summarized in Table 11-4.

Table 11-4 Selected Results of Canyon Core Holes, 2007							
Hole No/	From (ft)	To (ft)	Length (ft)	Length (m)	True Length (ft)	Au (opt)	Au (g/t)
MC-1	90	110	20	6.1		0.047	1.62
MC-3	20	190	170	51.8		0.020	0.67
MC-4	135	150	15	4.6		0.006	0.19
MC-5	350	380	30	9.1		0.071	2.42

Down-hole surveys were made at regular intervals, usually 100 feet, using an Easy Shot system that records the magnetic heading, dip of the hole and magnetic field in the hole. In 13 readings, the plunge measurements were within 1 degree of the plunges shown on Table 11-3, except in one case (1.5 degrees). The azimuths were within 2 degrees, except on the two near-vertical holes.

Recovery during the core drilling was very good, exceeding 95 percent on average, with losses mainly in highly-shattered zones. CAM verified the high recovery while reviewing the Reward core stored at the Briggs mine.

12.0 SAMPLING METHOD AND APPROACH

12.1 General

The Mineral Resource and Reserve estimates reported herein are based entirely on drilling, with the exception of three trenches (TRA, TRB, and TRC) which were treated statistically as low-angle drillholes. The great majority of drilling was undertaken prior to Canyon's acquisition of the Reward property in 2004.

12.2 Pre-2004 Sampling

All the pre-2004 drilling (actually dating from 1999 and earlier) was undertaken prior to the promulgation of Canadian National Instrument 43-101. Furthermore, the available documentation lacks the detailed reporting of procedures which is the norm today. CAM therefore validated the database using tried geostatistical parameters, as described in Section 14.0. Previously, CAM (2006) had compared the Barrick data against the other (earlier) drilling campaigns, and found the data sets to be statistically consistent with each other.

12.3 Canyon Resources Sampling

Drilling at Reward did not present any unusual problems, such as water-saturated mineralization, extensive brecciated zones, excessive fines, etc. All the rocks drilled were indurated sedimentary rocks, mainly quartzites, shales, and carbonates. The intervals selected for sampling by the geologist were determined by the visible presence of quartz veinlets and sulfides, in conjunction with results from previous drilling.

Canyon established a QA/QC (Quality Assurance and Quality Control) program prior to conducting the exploration drilling program in 2006. The written protocols, reviewed by CAM, were designed to meet 43-101 standards. The program includes all aspects of the data collection from accurate reporting of drill collars and downhole surveys, through sampling protocols, assay controls, managing and interpreting analytical standards to data base management.

As noted in Section 11, all Canyon drilling in 2006 and 2007 was conducted under the direct supervision of Mr. Bill Fleshman (CP Geol, AusIMM, 10742), the designated Qualified Person (QP) for the drill programs.

12.3.1 Canyon Reverse-circulation Drilling, 2006

The sample interval was 5 feet in essentially every case. A Boart-Longyear sampler collected the sample, and placing the washed cuttings into the chip trays under the supervision of the qualified geologist.

All drilling was conducted using water injection; therefore, a wet rotary splitter was utilized. The wet splitter was set up to collect two samples for each 5-foot drill run. One sample was shipped to the analytical lab and the other sample was retained as a duplicate. Two 5-gallon plastic buckets were used to collect both the assay sample and duplicate sample. Both samples were labeled with the drillhole identification and the footage interval. The duplicate sample was labeled in the same manner but had an added "D" placed on the bag. Cloth sample bags were allowed to drain at the drill site for normally 1-2 days prior to collection and transporting to the laboratory.

The normal procedure was followed; that of allowing the buckets to overflow from the wet rotary splitter. The sample fraction settles rapidly enough to prevent the loss of gold mineralization and produce a representative sample. To test the impact of this collection procedure, one drillhole was sampled where the entire split was collected into multiple buckets with no overflow. The fine fraction was then sampled and compared to a normally collected sample. The results indicated that there was no bias in the normal site procedure of allowing the sample buckets to overflow.

RC samples were allowed to drain at the drill site for 1-2 days. After the samples had drained they were collected and placed into new 50-gallon transport drums that were sealed and placed on pallets. Normally only one drillhole was placed into a drum; however, if more than one hole was placed into a drum, the sample bags were separated with plastic. Each shipment contained a shipment form containing a list of the samples in the shipment and the date and method of transport. Sample drums were picked up by the assay laboratory. The sample shipment was assigned a job number by the assay laboratory and a copy of the transport form with its assigned job number returned to the geologist by the laboratory.

12.3.2 Canyon Core Drilling, 2007

Canyon's written protocols, as summarized below, were followed during the 2007 core drilling.

A. Core Handling

1. Drill core will be carefully placed in core boxes by drill helper and stored at the drill site until picked up by geologist on a daily basis.
2. Geotechnical data will be collected by the geologist or a trained technician and will include: core recovery, RQD, rock hardness, and fracture density (see Geotechnical section below).

3. Core will be transported to a secure storage facility dedicated to the exploration core program (in this case at Canyon's Briggs Mine in adjacent Inyo County, California).
4. The site geologist will log the core, noting lithology, mineralization, alteration and any other relevant data.
5. Core will be photographed and the digital images stored with the geological and analytical data. Each photograph will contain the hole number, box number and footage interval.

B. Sample Collection

1. The site geologist will mark the core for sample collection on the core boxes using a water proof marking pen. A metal tag will be placed at the start of each sample interval indicating the sample interval.
2. Samples will be selected at approximately 3-foot intervals based on visible mineral boundaries.
3. Where possible the geologist will draw cut lines on the core to guide the sawing.
4. A dedicated core saw will be used for the sample collection.
5. HQ and NQ core will be sawed into equal half splits.
6. All sampling devices including the core saw will be thoroughly cleaned at regular intervals, including the end of each drill hole.
7. The sample interval will be placed into a plastic bag, labeled with the interval.
8. Samples will be placed into heavy mesh transport bags, approximately 5 samples per transport bag.
9. The transport bags will be sealed and placed in a dedicated secure storage area with access limited to authorized personnel.
10. At the completion of the drill hole the transport bags will be shipped picked up by to Chemex Laboratories for analysis.

C. Geotechnical Data

1. Core recovery: Core recovery is expressed as a percentage of the total length drilled for each core run which is marked by wooden blocks in the core boxes. Recovery gives an indication of the quality of the ground being drilled and the general competency of the rock.
2. RQD (Rock-Quality Designation: RQD is intended to represent the rock mass quality in situ. The RQD is defined as the percentage of core in each run in which the spacing between natural fractures is greater than 4 inches.
3. Hardness: The rock hardness or consistency is determined by a series of simple mechanical tests using a rock hammer and pocket knife. These tests will provide a reasonable estimate of the unconfined compressive strength (g_u) of the material. The methods by which hardness categories are determined are explained in Table 12-1 (after Jennings, 1968).

Table 12-1 Determination of Hardness Categories		
CLASS	TYPE	DESCRIPTION
S1 (1)	Very Soft	Easily molded in fingers; shows distinct heelmarks
S2 (2)	Soft	Molds in fingers with strong pressure; faint heelmarks.
S3 (3)	Firm	Very difficult to mold in fingers; difficult to cut with a hand spade.
S4 (4)	Stiff	Cannot be molded in fingers; cannot be cut with hand spade and requires hand picking for excavation.
S5 (5)	Very Stiff	Very tough and difficult to move with handpick; require pneumatic spade for excavation.
R1 (6)	Very Soft Rock	Material crumbles under firm blows with a sharp end of a geological pick and can be peeled off with a knife; it is too hard to cut a triaxial sample by hand.
R2 (7)	Soft Rock	Can just be scraped – peeled with a knife; indentions 1/16-inch to 1/8inch show in specimen with firm blows of the pin point.
R3 (8)	Hard Rock	Cannot be scraped or peeled with a knife; hand held specimen can be broken with a hammer or geological pick with a single firm blow.
R4 (9)	Very Hard Rock	Hand held specimen broken with hammer end of pick under more than one blow
R5 (10)	Very Very Hard Rock	Specimen requires several blows with a geological pick to break intact material

4. Degree of breakage: This is a visual and somewhat subjective estimation of the quality of the rock in terms of the number of fractures or breaks. Whereas RQD is based on the run length, Degree of Breakage is estimated for units of core with similar fracture density, much the same with lithological contacts are distinguished. Assigned categories with qualifying descriptions are given in Table 12-2.

Table 12-2 Assigned Categories for Degree of Breakage			
Category	Number	Mean Spacing of Breaks or Diameter of Fragments	Description
A-	1		Mostly fault gouge with/without minor rock fragments
A	2	½ inch	Gouge & crushed rock
A+	3		Crushed rock with/without minor gouge
B-	4		Crushed rock- no gouge
B	5	½ to 2 inches	Crushed rock diameter of pieces < 2in
B+	6		Broken rock-fracture spacing < 2 in
C-	7		Mean spacing 2- 3 in
C	8	2 to 4 inches	Mean spacing 3 in
C+	9		Mean spacing 3-4 in
D-	10		Mean spacing 4- 6 in
D	11	4 to 8 inches	Mean spacing 6 in
D+	12		Mean spacing 6- 8 in
E-	13		Mean spacing 8 – 12 in
E	14	> 8 inches	Mean spacing 12- 24 in
E+	15		Mean spacing > 24 in

12.4 Bulk Density Determinations

The term "bulk density" is used herein to indicate the weight-per-volume of a mass of rock which contains several different minerals, fractures, voids, alteration, etc. This term is preferable to "specific gravity", which is more typically used for discrete homogeneous mineral grains.

In 1995, Barrick determined bulk densities on 65 samples from the Reward project (Eliopulos, 1996). The samples represented quartz veins as well as various wallrock lithologies. The samples were from surface and underground. The hand specimens were weighed in air, then sealed in acetate- polyurethane before weighing in water, using a Jolly balance. Details of the program were not available to CAM, but the average value specific gravity or bulk density obtained was 2.60 grams per cubic centimeter.

According to Eliopulos (1996), Barrick had used an average density of 2.45 for Bullfog Mine ore, which is hosted in Tertiary volcanic rocks. However, the host lithologies and alteration at Bullfrog are quite distinct from those at Reward, so agreement is not to be expected.

CAM undertook a statistical analysis of the Barrick data. A cumulative frequency plot of these data, after eliminating one anomalous result (density 1.62), is shown in figure 12-1.

Although there are insufficient points to be certain, Figure 12-1 suggests that the bulk density data is from a mixture of two or more normal distributions. The mean of these data is 2.58 tonnes per cubic meter.

To determine if there are sufficient bulk-density data available for a feasibility study, CAM calculated the 95 percent confidence limits on the mean value. The uncertainty in the tonnage factor (the inverse of the bulk density) is plus or minus 1 percent at the 95 percent confidence limit, which is well within the plus or minus 3 percent which CAM regards is acceptable for a feasibility study.

In summary, CAM believes that the use of a constant bulk density of 2.58 tonnes per cubic meter (equivalent to 12.40 cubic feet per short ton) is appropriate and adequate for feasibility study. This figure was used by CAM in tonnage and grade estimation for Reward.

Given the variability in rock types at Reward, specific gravity assignment by rock type might be desirable during actual mining operations.


2.3
2.4
2.5
2.6
2.7
SG>2
2
5
10
30
50
70
90
95
98
Percentile

Figure 12-1
Cumulative Frequency Plot of 64 of the 65 Barrick Bulk-Density Samples.

13.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY

The database used to generate the tonnage and grade estimates reported herein contains data from drilling programs carried out by Homestake, GEXA, Pathfinder, Cloverleaf, US-Nevada, and Barrick during 1987-1995, as well as Canyon's drilling in 2006-2007 (see Tables 6-1 and 14-2). Canyon's work is very well-documented, but the 1995 and earlier programs have little procedural documentation available.

Based upon the analysis below in section 13 and 14, CAM believe that Canyon's sample preparation, security and analytical procedures were adequate to ensure the integrity of data. While some aspects of the sample handling by other explorers are not well-documented, CAM's verification procedures, as described in Section 14, indicate that the earlier databases are also acceptable.

13.1 Sample Preparation

13.1.1 Pre-2004 Programs

Most of the 1995 Barrick holes had laboratory assay sheets from either Chemex or Barringer labs. Photocopies of the Chemex certificates indicated that the following laboratory procedures were used in the analysis of the sample:

1. Crush and split 4 to 7 kilograms of sample
2. Ring-pulverize to approximately 150 mesh.
3. Fuse 30 g of pulp.
4. Digest fused pulp in nitric aqua regia.

This procedure is consistent with current accepted industry practice. The fact that 4 to 7 kg samples were used indicates that a relatively large sample was taken at the drill rig which is also consistent with current accepted practice.

The CAM review of the Chemex assay sheets also indicated that Chemex was diligent in using internal blanks, standards and duplicates in every batch. As would be expected in assay sheets released to a client, QA/QC results were visually within accepted standards. While the Barrick assay program does not conform to current practice of including field blanks, standards and duplicates, CAM believes that the Barrick database was prepared according to accepted engineering practice at the time and is suitable for use in a Feasibility Study if statistically confirmed by drilling and assaying using current standard practices.

Less detail on the pre-Barrick (1987-1992) drilling programs was available to CAM. Validation of these databases is discussed in Section 14 of this report.

13.1.2 Canyon Programs

Canyon followed procedures described in their written protocols, under the headings Drill Sample Preparation and Analysis and Security and Chain of Custody.

The treatment of samples upon retrieval from the drill is described above in Section 12. None of the sample preparation was conducted by an employee, officer, or director of Canyon.

Splits of reverse-circulation chips and drill core were stored in a locked steel transport container on site until being picked up by, and transported to, the assay laboratory. Each shipment contained a Chain of Custody form with a list of samples in the shipment, the date and method of transport. The sample shipment was assigned a job number by the assay laboratory, and a copy of the Chain of Custody form with its assigned job number was returned to the geologist.

ALS Chemex Laboratories of Sparks, Nevada performed sample preparation and assays. ALS Chemex is certified as ISO 9001:2000. Standard specifications for sample preparation are clearly defined and monitored by Chemex. The specifications are as follows:

1. Drying. If wet (rarely), samples are oven-dried (Chemex procedure DRY-21).
2. Crushing - Samples are dried at 110-120^{0}C and crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex QC specification for crushed material is that > 70 percent of the sample must pass a 2mm (10 mesh) screen. This is Chemex procedure CRU-31.
3. Pulverizing – Greater than 85 percent of the ring pulverized sample passes through a 75-micron screen (Tyler 200 mesh). This is Chemex procedure PUL-31.

These characteristics are measured and results reported and logged to verify the quality of sample preparation. Chemex's standard operating procedures require that at least one sample per day is taken from each sample preparation station. Measurement of sample preparation quality allows the identification of equipment, operators and processes that are not operating with specifications.

13.2 Assaying

ALS Chemex Laboratories of Sparks, Nevada performed one-assay ton fire assays for gold with an atomic absorption finish. ALS Chemex procedures Au-AAS25 and Au-AA23 were used.

13.3 Quality Control/Quality Assurance

No QC/QA information is available for the pre-Canyon sampling, except the procedures used by Chemex, who assayed the Barrick drilling.

13.3.1 Canyon's QC/QA Procedures

Canyon's written protocols for Assay Controls are summarized below.

1. A certified assay laboratory (Chemex Laboratories of Sparks, Nevada) performs a 1 assay ton fire assay with an atomic adsorption finish. Duplicates assays where required will be sent to American Assay Laboratories, Sparks, Nevada.
2. Included in each sample batch the geologist will submit 2 standards with known values per 20 samples.
3. Two blanks will also be submitted to the assay lab.
4. Duplicates- 10 percent of the coarse reject material will be resubmitted to the assay lab as part of the assay control program.
5. 5 percent of all the pulps samples exceeding 0.5 opt will be submitted a second laboratory as part of the check assay program.
6. The laboratory facilities have been reviewed by the QP prior to the program.
7. The laboratory will provide the QP with complete analytical procedures and internal checks.

Canyon's blank samples were prepared from silica sand purchased from a local hardware store. Figure 13-1 shows results for the blanks submitted with the drill samples. The samples averaged 0.025 ppm Au, equivalent to 0.0007 ounces per short ton, still an insignificant figure in economic terms.


AU PPM
1
0.1
0.01
0.001
0
10
20
30
40
50
60

Figure 13-1
Chemex Assay Results for Canyon Blank Sample
(Horizontal scale is sequential number of assays)

The silica sand did not prove to be sufficiently homogeneous for a blank reference. The batches of sand also varied with respect to visible impurities. A material of better-known value will have to be developed on site.

Canyon's analytical standards were two commercially prepared reference standards purchased from RockLabs of New Zealand (SK21 and SG14). Standards were selected based on grade and mineralogical component. Both samples contained a high percentage of silica, feldspars, iron pyrites and minor quantities of finely divided gold. These qualities closely match the ore hosts at the Reward deposit. The expected gold contents of the standards are based on analysis returned from a number of different laboratories (26 in the case of SK-21 and 30 sets of values for SG-14). Standard SG-14 has an expected average gold content of 0.989µg/g (grams per tonne), plus or minus 0.019µg/g at the 95 percent confidence interval. SK-21 has an average gold concentration of 4.048µg/g (grams per tonne), with a 95 percent confidence interval of 0.041µg/g. The "Certificate of Analysis" for each reference standard is available from Canyon.

Splits of SG14 were submitted to ALS with the drill samples (Figure 13-2). The reported value for this standard is 0.989 ppm Au. Results from ALS ranged from a low of 0.87ppm to a high of 1.22ppm Au. The average value reported during the 06 drill programs was 0.9937ppm with a standard deviation of 0.1335. Three samples were clear outliers, one too high and two too low. The lowest sample is obviously the result of a laboratory blunder (switched samples or whatever); one such incident in 55 assays appears acceptable.


1.4
1.2
1
0.8
0.6
0.4
0.2
0
AU PPM
0
10
20
30
40
50
60
STANDARD SG-14

Figure 13-2
Chemex Assay Results for Standard SG-14
(Horizontal scale is sequential number of assays)

The reported average value for standard SK-21 is 4.048 grams Au per tonne, with a 95 percent confidence interval of 0.041 g/t. Analytical results from Chemex for this standard are shown on Figure 13-3. Of the 51 results, there was excellent agreement on all but 6. While the one high result could be due to nugget effect in this relatively high-grade standard, the low results appear to be the result of laboratory blunders. The high incidence of blunders (10 percent) is disconcerting, but since the net effect is to downgrade the average result, CAM do not believe that this is a cause for undue concern.


AU PPM
0
1
2
3
4
5
6
7
8
9
0
10
20
30
40
50
60

Figure 13-3
Chemex Assay Results for Standard SK-21
(Horizontal scale is sequential number of assays)

13.3.2 ALS Chemex's QC/QA Procedures

As an ISO 9001:2000 certified laboratory, ALS Chemex follow rigid control procedures. The QC/QA protocols employed by ALS Chemex are described on their website at:

www.alsglobal.com/Mineral/ALSContent.aspx?key=66#Assess

The QC/QA procedures encompass sample preparation and all stages of assaying including review of internal blanks, standards, and duplicates in addition to those supplied by clients as part of routine sample shipments.

14.0 DATA VERIFICATION

14.1 Initial Database

The assay database was provided as an Access MDB file from Bill Fleshman, contract geologist for Canyon. CAM's geostatistician, Robert Sandefur, reformatted this for use in the MicroMODEL software system. The database consists of 311 sample openings with a length of over 107,000 feet; basic statistics on the assay database are given in Table 14-1.

Table 14-1
Statistics from Assay Database

Item	Number	Length (feet)
Sample Openings	311	107,433.2
Trenches	3	0.0
Drillholes	308	0.0
Assay intervals	18,775	106,769.2
Assayed intervals (Au opt)	16,750	92,233.3

The two holes with downhole surveys up are actually two of the three trenches in the database which were cut slightly uphill.

The hole sets included in the database are shown in Table 14-2; the slight discrepancy between the total of 311 sample openings in Table 14-1 and the total of 315 in Table 14-2 is due to a few holes in Table 14-2 being collared and abandoned.

Table 14-2
Origin of Intercepts in Database

Company	Years	Rotary Holes	RC Holes	Core Holes	Trenches
Homestake	1987	4	0	0	0
GEXA	1987-9	0	16	0	0
TECO	1988-9	0	33	1	0
Cloverleaf	1990	0	49	0	0
Pathfinder	1991	0	17	0	0
USNGS	1992	0	7	0	0
Barrick	1995	0	77	3	3
Marigold	1998-9	0	80	0	0
Canyon	2006-7	0	21	4	0
TOTAL		4	300	8	3

This model is based on new surface topography prepared from a aerial photography. There is a 62-foot elevation datum shift from the prior model. Initially, CAM was concerned that the 62-foot difference might be due to an error in conversion; however, a plot of the delta in Z (elevation) values showed no correlation between elevation and the delta so the difference is apparently simply additive.

Since the difference in topography can be corrected by a simple elevation shift, CAM believes the current Block Model is acceptable for use in feasibility decisions.

14.2 Verification Procedures

In verifying databases, CAM uses automated data processing procedures as much as possible, to assure consistency and minimize errors and costs. These procedures depend heavily on consistent and non-duplicated field labels and drillhole ID's, since CAM requires a clean and consistent database before proceeding with geological modeling. Inconsistencies commonly encountered in sampling databases include:

1. Misspellings.
2. Confusion of 0 (zero) and the letter O or o.
3. Inconsistent use of upper and lower case.
4. Inconsistent usage of _ , -, and (space) .
5. Trailing, leading or internal blanks. (CAM routinely changes all blanks to _ to positively identify this problem)
6. Inconsistent use of leading zeros in hole IDs.
7. Inconsistent analytical units (e.g. PPM, PPB, opt, percent)
8. Inconsistent coordinate systems and units (e.g. NAD27 and state plane and mine grid: ft and m.)

For manually generated databases, CAM generally regards an error rate of less than one in 500 good, an error rate of less than one in 100 acceptable and an error rate greater than two in 100 as unacceptable. The acceptability or unacceptability of the database also depends heavily on the impact of the errors. Hence the values for acceptability and unacceptability may easily change by an order of magnitude depending on the nature of the errors. For example, a dropped decimal point in a value of 37 for an actual value is 0.37 is much more serious than the entry of a 0.36 for a 0.37. For computer-generated databases any errors may be indicative of problems in data processing procedures and these require resolution of the source of the problem.

CAM also reviews the procedures used to prepare the database and is particularly critical of the common practice of cutting and pasting to obtain the database. Different companies and even geologists within the same company have different methods for drilling, sampling, sample prep and analysis and record-keeping.

Over the years CAM personnel have developed a procedure for mathematical and statistically validating exploration databases. This check procedure includes:

- Check for duplicate collars.
- Check for twin holes.
- Check of surface collared holes against surface topography
- Check for statistically anomalous downhole surveys.
- Check for overlapping assays
- Check for 0 length assays
- Review of assay statistics by grade class.
- Review of assay statistics by length class.
- Checks for holes bottomed in ore
- Check for assay values successively the same.
- Check for assay spikes.
- Check for downhole contamination by decay analysis.
- Check of total grade thickness in toto and by mineral zone

In evaluating an existing database CAM uses values flagged by these automated procedures as a starting point for database review and has found that if the error rates in the statistically anomalous values is acceptable then the entire database is generally acceptable.

14.3 Verification Results

Results of the standard check procedures were unremarkable excepting:

- the spike test, which was to be expected, given the vein-like or tabular nature of most of the ore intercepts;
- the surface topography versus drillhole collar checks, which was also expected because of the change in surface topography datum, as discussed above. Collar checks which vary by more than ten feet are given in Table 14-3.

Table 14-3 Collar Checks Varying by More than 10 Feet					
Drillhole	Easting (ft)	Northing (ft)	Survey Elev. (ft)	Aerial Elev. (ft)	Diff.
GA-19	64421.1	3834.6	3866	3878.44	-12.44
HMC-01	64818.3	6235.5	3700.01	4016.36	-316.35
R95-150	65820	6991.1	4094	4151.65	-57.65
R95-205	65830.4	6992.9	4095	4153.16	-58.16
RE-63	64491.7	3833.6	3858	3877.24	-19.24
RE-64	64519.9	3827.9	3860	3874.72	-14.72
RC-18	65815	6140	4220	4147.04	72.96
MC-5	66410	4225	4015	3966.92	48.08

Several of the holes in Table 14-2 are off considerably but these all occur in areas of steep topography and errors of this type are not unusual in a re-survey, unless all of the original collars have been flagged prior to aerial photography. Hole HMC-01 has been a problem since CAM's initial involvement on the project, but based on its x–y location it is outside the area of interest for mineralization. CAM recommends that Canyon attempt to recover the collar; if this cannot be done the hole should be dropped from the database with appropriate annotations.

CAM considers that the database supplied is of sufficient quality for estimation of tonnage and grade of mineral Resources.

15.0 ADJACENT PROPERTIES

No data relating to mineralization or specific mineralized structures on properties, other than those comprising the Reward project, have been used in the preparation of this report.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Through the feasibility and ongoing development history of the Reward Project, a variety of processing methods and schemes have been evaluated in assessment of the project, especially by Barrick and Canyon. Bottle-roll cyanide leaching tests, large and small diameter column leaching tests, and a variety of other metallurgical testwork has indicated that the Reward ore is readily amenable to precious metals extraction by standard cyanide heap leaching techniques.

Straight heap leaching of all ore crushed to 80 percent passing 12.5 millimeters (1/2 inch) is the best process alternative on an economic basis, and also has the lowest technical, operational and commercial risk. This proven process has been shown to work well and has been successfully applied at other mines.

Recent and ongoing column-leach tests at McClelland Labs indicate that an overall recovery of 80 percent appears reasonable for the main leach period with an addition al 2 percent recovery occurring during drain down and pad restoration. Silver values are low, and silver recovery was not estimated at this time.

Metallurgy is further discussed in Section 19 of this report, with full details in the Feasibility Study (CAM, 2008).

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Mineral Resources

CAM's geostatistician, Robert Sandefur, prepared the Mineral Resource estimate. Mineral Resource tonnages include Reserves, which are a sub-set of the Resources.

Definitions used in this section are consistent with those adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in December 2005, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1, Standards of Disclosure for Mineral Projects. Mineral Resources that are not Reserves do not have demonstrated economic viability.

17.1.1 Introduction

This section describes the preparation of the geologic and grade Block Model for the deposit. In this process, a digital representation of geological interpretation is constructed by assigning geologic codes to small regular space filling rectangular blocks (Blocks) within a much larger rectangular volume (the Block Model). Grades are assigned to the Blocks from the drillhole samples or composites and all of the Blocks within the Block Model are tabulated at various cutoff grades. Because of the nature and geometry of the deposit, not all of the Blocks have the same degree of certainty in their grade assignment or the possibility of being mined.

To avoid confusing investors, national and international regulatory agencies and professional associations limit the type of information which may be disclosed to the public. US regulators use different nomenclature and regulations than most of the rest of the world. In terms of certainty of estimated grade of the Blocks, most of the world uses the terms Measured, Indicated and Inferred tonnages and grades to indicate decreasing certainty of the Block grade estimate. There are no precise definitions of these terms but Measured and Indicated terms are known to such a degree of confidence that they can be used in mine planning and feasibility decisions. Many regulations forbid the use of Inferred Resource tonnage blocks in mine design, or the inclusion of Inferred Resource in summations.

In addition to the uncertainty in the estimate of the Block grade, some Blocks are so deep or so isolated that they would only be economic at very high prices. To exclude these Blocks that are too deep or too isolated, most standards allow that, in addition to Reserves (material mineable according to assumed prices, recoveries, costs, and permits), tons classed as mineral Resources (so called in most of the world) or "mineralized material" (so called by the US Securities and Exchange Commission or SEC) can also be tabulated. Tabulation of mineral Resources or mineralized material allows investors to assess the upside

potential of the deposit should prices or technologies improve. However, a Block Model must first be constructed prior to the assessment of mineability.

This section includes a tabulation of all Blocks within the Block Model without regard to the potential mineability. An unknown number of these Blocks included in these tabulations might not be included in Reserves or in Resources. The remainder of this section includes excerpts on these issues between Canyon and the US Securities and Exchange Commission (SEC).

DISCLAIMER TO US INVESTORS

As a cautionary note to US Investors: the United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as "Measured", "Indicated", "Inferred", and "Resources" that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC.

Mineralized Material has been defined by the SEC in communications to Canyon Resources: "Mineralized material or deposit is a mineralized body which has been delineated by drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metals. Mineralized material should only be reported as an "in-place" tonnage and grade, and should not be disclosed with or as units of production, such as ounces of gold. It must also have reasonable prospects for economic extraction and be delimited using and economically based cutoff grade to segregate potentially economic material from just mineralization. An economic cutoff should enable a mine to distinguish material that can at least cover the mines operating cost from those that will not. Under SEC standards such deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade and recoveries, and other factors conclude economic and legal viability."

While CAM's previous work on the Reward Property for Canyon was conducted under SEC guidelines while Canyon was an American Stock Exchange listed company, this NI 43-101 compliant Technical Report on the Reward Property utilizes the NI 43-101 compliant Mineral Resource categories of "Measured", "Indicated", and "Inferred" Resources. US investors are cautioned that mineral Resources under Canada's NI 43-101 guidelines have no demonstrated economic viability and may never be economically exploitable. Only "Proven" and "Probable" reserves may be considered economically viable and must be supported by a detailed economic analysis supporting this conclusion such as a Feasibility Study similar to the one completed by CAM and summarized in Section 19 of this Technical Report.

The restriction on units of production is interpreted to restrict any implication of economics or reserve status. For this report, ounces are reported as the product of tons and grade without any implication of production. Without a product, averages or sums could not be calculated.

17.1.2 Database

CAM used a drillhole database provided by Canyon as a Microsoft Access Database, consisting of 308 drillholes and 3 trenches. The database included 21 new reverse-circulation holes (RC-01 through RC-21) and 4 new diamond core holes (MC-1, MC-3 to 5), drilled by Canyon in 2006 and 2007. CAM spot-checked these new holes against the assay certificates and found no data entry or unit conversion errors. Note that CAM did not use downhole survey corrections for these four holes, since the plunge (dip) corrections are less than half a degree from the collar value, and the corrections would not affect the tonnage and grade estimates of Resources.

It is essential as the project moves to production, that data handling procedures be streamlined. For legacy reasons, the model was developed in MicroMODEL and then re-blocked to MineSight for mine planning. CAM strongly suggests that the entire modeling procedures be converted to MineSight prior to beginning production.

The Reward project area and the area of the model are shown in Figure 17-1. The areal extent of the Block Model for Reward is shown by the rectangle near the center of Figure 17-1.


8000
6000
4000
2000
0
-2000
ygt
62000
63000
64000
65000
66000
67000
68000
xgt

Figure 17-1
Drill Hole Collar Location Map

Holes with Grade X Thickness >=0.5 opt gold*feet are shown in red. The larger linear cluster of red dots, in the small box, is the Reward Zone, while the lesser linear cluster, lower and to the left, is the Gold Ace zone.

17.1.3 Grade Shell Model

The grade shell model was developed by Bill Fleshman, PGeo, AUSIMM, of Reno, Nevada, consultant to Canyon, and provided to CAM in DXF format and Gemcom TRI files. In terms of consistency with the drilling, this is one of the best wireframe models CAM has encountered, exceeding industry standards in

terms of consistency of the drillhole and wireframe geometry. CAM validated the grade shells by calculating drillhole pierce points with the shells. In almost every case, the pierce point was within a few tenths of a foot of the correct location.

CAM converted the wireframe information to Block volumes by "needling" each Block with an East-West needle at the centroid of each Block. These needles were corrected for overlap and used to find the majority volume (in-wireframe or out-of-wireframe) for each Block. This majority volume was used to code composites, as discussed below.

For actual grade estimation, CAM split the Block into in-wireframe or out-of-wireframe and then recombined these for a weighted average for the grade. CAM checked the Block Model for consistency with the wireframes by constructing movies along each row, column and bench. The fact that no geometric inconsistencies were found indicates that Fleshman was very diligent in constructing and checking the wireframes.

17.1.4 Block Model

On the basis of the cumulative frequency plot shown in Figure 17-2, CAM elected to use five-foot composites, capped at 0.400 opt Au.

Geometric parameters of the feasibility Block Model are shown in Table 17-1.

Table 17-1
Block Model Geometric Parameters

Origin (feet)		Number of		Block Size (feet)	
Northing	2300.00	Rows	1000	Row	5.00
Easting	64200.00	Columns	620	Column	5.00
Elevation	3200.00	Benches	360	Bench	5.00
Rotation Angle (0.00)					

Grades were estimated by ordinary kriging inside and outside of wireframe grade shells. The wireframe grade shells are very continuous and in the Reward Zone can be traced on section for 4,000 feet of strike length.



Sample Quantiles
5e-04
5e-03
5e-02
5e-01
-2
0
2
Theoretical Quantiles

Figure 17-2
Log Cumulative Frequency Plot of Composites within Wireframes.

A sector search with sectors corresponding to the six faces of a cube with a radius of 150 feet was used in estimation. A maximum of 12 composites (maximum of 2 for each sector) were used and a minimum of 3 composites were required for a Block to be estimated. Estimation was done using kriging, with the inside and outside of the wireframe treated as a hard boundary.

Blocks were classified as:

- Measured - if one of the composites used was within 20 feet of the Block centroid for Blocks with the majority of their volume inside the wireframe;
- Indicated - if there was at least one composite of the 3 to 12 used in estimation within 85 feet of the Block centroid for Blocks with the majority of their volume inside the wireframe;
- Indicated - if at least one of the composites used was within 20 feet of the Block centroid, but the majority of the Block volume was outside the wireframes; and
- Inferred - if one of the three to 12 composites used in estimation was within 150 feet of the Block centroid.

Numerical codes for the wireframes inside/outside the grade shell and Indicated and Inferred are given in Table 17-2.

Table 17-2
Numeric Codes for Inside/Outside Wireframes and Classification

Item	Numeric Code
Inside Wireframes - Measured	101-109
Inside Wireframes - Indicated	201-209
Inside Wireframes - Inferred	301-309
Outside Wireframes - Indicated	299
Outside Wireframes - Inferred	399
Inside Wireframes - Unestimated	1-9
Outside Wireframes - Unestimated	99
Outside Model – Unestimated	9999

A block model tabulation at a cutoff of 0.010 opt Au is summarized in Table 17-3.

Table 17-3
Block Model Tabulation Based on 5-foot composites at a 0.010 opt Au Cutoff

Description	Tons (x1000)	Kriged Au (opt)	Au (Oz)
Measured (inside wireframe)	**1,666**	**0.0286**	**47,704**
Indicated (inside wireframe)	8,338	0.0253	210,948
Indicated (outside wireframe)	126	0.0189	2,381
Inferred (inside wireframe)	875	0.0238	20,864
Inferred (outside wireframe)	2,437	0.0184	44,841
Total Indicated	**8,464**	**0.0252**	**213,330**
Measured+Indicated (inside wireframe)	10,004	0.0259	258,653
Total Measured + Indicated (inside or outside wireframe)	**10,130**	**0.0258**	**261,034**
Total Inferred	**3,312**	**0.0198**	**65,704**

As discussed in Section 17.1, it should be noted that the above table has no allowance for the potential mineability of the ore Blocks. This is contrary to the practice of some mining companies who only state Mineral Resource tonnages and grades if they are potentially mineable in the future under better economics. For example, some gold companies, while reporting Reserves at a $500 gold price, only report Resources within the $600 gold price pit.

CAM believes that the modeling procedures used are acceptable for a feasibility study but notes that these procedures will probably have to be revised as actual production experience is obtained.

17.1.5 Variography

CAM constructed a variety of variograms in various directions. Somewhat surprisingly, given the continuous nature of the wireframe, they were all quite similar. The variogram for the data inside the model area (both inside and outside wireframes) is shown in Figure 17-3.


gamma
0
1
2
3
0
100
200
300
400
separation(Feet)

Figure 17-3
Gold Variogram (all data within model area)

Variogram parameters of the all-data variogram are listed in Table 17-4. The variogram parameters for the all-data variogram were used for grade estimation both inside and outside the wireframes.

Table 17-4 Within Wireframe Variogram Parameters		
Component	Value	Range
Nugget	0.98	0.0
Spherical	0.65	24.1
Spherical	1.20	123.5

17.1.6 Mineral Resource Totals after Re-Blocking

The 5 x 5 x 5-foot block size used in preparation of the geologic resource model is smaller than can be reasonably mined. Accordingly, CAM re-blocked the model to a 10 x 20 x 20-foot block size. Resources for this model are shown in Table 17-5. Tonnages are classified as Measured, Indicated and Inferred, based on the weighted average distance to the nearest composite using the same criteria as in the 5 x 5 x 5-foot model.

The Resource totals are shown in Table 17-5. The mineral Resources shown in Table 17-5 could potentially be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues. However, these issues have been addressed in the Feasibility Study (CAM, 2008), as summarized in section 19, below, and the effects on the Resources are expected to be minimal.

Mineral Resources that are not mineral Reserves do not have demonstrated economic viability. Inferred Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral Reserves.

Table 17-5 Mineral Resource Totals				
Category	Cutoff (opt Au)	Tons (x 1000)	Ave Au Oz/ton	Contained Au, oz
Measured	0.0001	2,522	0.0201	50,669
Indicated	0.0001	17,962	0.0138	248,309
Meas+Ind	0.0001	20,484	0.0146	298,978
Inferred	0.0001	69,570	0.0024	164,988
Measured	0.0010	2,495	0.0203	50,652
Indicated	0.0010	16,320	0.0152	247,520
Meas+Ind	0.0010	18,815	0.0158	298,173
Inferred	0.0010	38,366	0.0039	150,561
Measured	0.0050	2,180	0.0228	49,622
Indicated	0.0050	12,533	0.0189	236,515

Table 17-5 Mineral Resource Totals				
Category	Cutoff (opt Au)	Tons (x 1000)	Ave Au Oz/ton	Contained Au, oz
Meas+Ind	0.0050	14,713	0.0194	286,136
Inferred	0.0050	6,781	0.0115	78,116
Measured	0.0051	2,173	0.0228	49,586
Indicated	0.0051	12,457	0.0190	236,129
Meas+Ind	0.0051	14,630	0.0195	285,716
Inferred	0.0051	6,582	0.0117	77,111
Measured	0.0064	2,057	0.0238	48,919
Indicated	0.0064	11,516	0.0200	230,729
Meas+Ind	0.0064	13,573	0.0206	279,648
Inferred	0.0064	4,825	0.0139	67,128
Measured	0.0100	1,744	0.0266	46,356
Indicated	0.0100	9,259	0.0229	212,265
Meas+Ind	0.0100	11,003	0.0235	258,621
Inferred	0.0100	2,819	0.0182	51,271
Measured	0.0150	1,325	0.0311	41,129
Indicated	0.0150	6,451	0.0275	177,405
Meas+Ind	0.0150	7,775	0.0281	218,534
Inferred	0.0150	1,586	0.0228	36,203
Measured	0.0200	976	0.0360	35,103
Indicated	0.0200	4,349	0.0324	140,913
Meas+Ind	0.0200	5,325	0.0331	176,016
Inferred	0.0200	8,77	0.0273	23,952

17.2 Mineral Reserves

The mineral Reserves reported here are derived from the Feasibility Study carried out by CAM (CAM, 2008), which considered the economic aspects of mining and processing the Resources described above. The Feasibility Study is summarized at length in Section 19 of this report.

17.2.1 Reserves at $ 575 Gold Price

Mineral Reserves are classified as Proven and Probable material contained within the ultimate pits, and summarized using Measured and Indicated Resource classifications. The economic model used to develop Mineral Reserves is based upon a gold price of $575 per troy ounce. Proven and Probable Mineral Reserves for the Reward Project are estimated at 5.18 million tons of ore grading 0.027 troy ounces per ton gold. Waste rock is estimated to be 11.3 million tons for a stripping ratio of 2.18 (tons of

waste per ton of ore). The Reserves for the Project are summarized by classification in Table 17-6. The internal dollar value cutoff used to report reserves covers the costs of ore processing, G&A and incremental ore mining.

Contained metal is estimated to be 137,704 troy ounces of gold. On a contained ounce basis, 23.5 percent of the gold ounces are contained in Proven ore. Recoverable metal is estimated to be 110,163 troy ounces of gold. Silver is considered to be economically insignificant.

Table 17-6
Proven and Probable Mineral Reserves as of December 31, 2007

Material Classification	Ore			Waste Short Tons	Total Short Tons	Strip Ratio
	Short Tons	Au Grade (opt)	Contained Au Ounces			
Proven	1,100,050	0.0294	32,320			
Probable	4,081,290	0.0258	105,384			
Total	5,181,340	0.0266	137,704	11,281,818	16,463,158	2.18

All in-pit Inferred Resources above the internal cutoff grade is considered ore in the mine production schedule and in the cash flow analysis. In-pit Inferred Resource is estimated to be 270,704 tons grading 0.018 ounces per ton gold, and containing 4,973 gold ounces.

The mineral Reserves shown in Table 17-6 may be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues. These issues are discussed in the Feasibility Study (CAM, 2008), and are summarized in section 19, below. The sensitivity analyses in Section 19.10.1 show the effect of several variables on financial results. The Mineral Reserves are dependent on Canyon receiving all necessary permits from state and federal regulatory authorities for mining and mineral processing operations.

17.2 .2 In-pit Mineral Resources at Forward-Looking Gold Price

In-pit mineral Resource is classified as measured and indicated material contained within the ultimate pits and summarized using Measured and Indicated Resource classifications.

The economic model used to develop the in-pit Mineral Resource summary is based upon a forward looking gold price of $700 per troy ounce. Measured and Indicated Mineral Resource for the Reward Project is estimated at 6.42 million tons of ore grading 0.025 troy ounces per ton gold. Waste rock is

estimated to be 14.4 million tons for a stripping ratio of 2.23 (tons of waste per ton of ore). The Mineral Resource for the Project is summarized by classification in Table 17-7.

Contained metal is estimated to be 157,382 troy ounces of gold. On a contained ounce basis, 22.7 percent of the gold ounces are in material classified as Measured. Recoverable metal is estimated to be 125,905 troy ounces of gold.

Table 17-7
Mineral Resource Summary for $700 Gold Price as of December 31, 2007

Material Classification	Ore Tons	Au Grade (opt)	Contained Au Ounces	Waste Tons	Total Tons	Strip Ratio
Measured	1,313,976	0.0273	35,929			
Indicated	5,109,595	0.0238	121,453			
Total	6,423,571	0.0245	157,382	14,355,456	20,779,027	2.23

All in-pit inferred Mineral Resource above the internal cutoff grade is considered ore in the mine production schedule and cash flow analysis. In-pit inferred Mineral Resource is estimated to be 371,715 tons grading 0.017 ounces per ton gold containing 6,124 gold ounces.

The mineral Resources shown in Table 17-7 may be materially affected by environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues. These issues are discussed in the Feasibility Study (CAM, 2008), and are summarized in section 19, below.

18.0 OTHER RELEVANT DATA AND INFORMATION

The authors of this report are not aware of any additional information or explanation necessary to make this report understandable and not misleading.

19.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Canyon Resources Corporation is proposing to permit, develop, construct and operate the Reward Gold Project. Development of the project includes the installation of a crushing and screening circuit, construction of heap leach facilities, mining by open pit methods, and processing ore at a rate of 4,000 tons per day over a mine life of approximately five years.

A feasibility study prepared by CAM, dated 15 February 2008, evaluated four operating cases with various combinations of gold price and owner mining versus contract mining. The four operating cases were:

- Case 1 – Based on reserves using a gold price of US$575 per oz
  - 1A - Self mining, Self Crushing and Stacking
  - 1B - Contract mining, Self Crushing and Stacking
- Case 2 – Based on reserves using a gold price of US$700 per oz
  - 2A - Self mining, Self Crushing and Stacking
  - 2B - Contract mining, Self Crushing and Stacking

Case 1A represents the Base Case summarized in this study and is based on the following:

- Proven and Probable Mineral Reserves based on a gold price of US$575 per troy ounce;
- A mine plan based on the US$575 Mineral Reserves and the inclusion of in-pit Inferred Mineral Resource as ore;
- Self mining with a combination of predominantly used and some new equipment; and
- Self crushing and stacking with new equipment.

During the course of the Feasibility Study, CAM independently obtained data on costs, mining and processing equipment, infrastructure, water supply, etc. from vendors, commercial mining-costs services, local utilities, and in-house CAM data.

The CAM Feasibility Study was completed for Canyon Resources Corporation in February 2008, when Canyon was an independent U.S. company, just prior to its merger on March 18, 2008, into Atna Resources Ltd., a Canadian public company. Therefore, the Feasibility Study was completed according to U.S. SEC guidelines. Pit limits were based on a gold price of $575/oz, using only Measured and Indicated Resource blocks as economic drivers. The mine production schedule was based on mining of all blocks within the ultimate pit limits which met or exceeded the economic cutoff. The production schedule thus included mining and processing of some in-pit Inferred Resource blocks which were above the economic cutoff totaling approximately 3.5% of the contained gold. No Inferred Resources were used

to define the pit limits. Strict exclusion of the contribution of the Inferred Resource blocks would yield a result not materially different, given the accuracy limits of the Feasibility Study.

19.1 Mineral Reserves

The Mineral Reserves defined by the CAM Feasibility Study are summarized in Section 17.2, above. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Proven and Probable Reserves are estimated at 5.18 million tons of ore grading 0.027 troy ounces per ton gold. Waste rock is estimated to be 11.3 million tons for a stripping ratio of 2.18 (tons of waste per ton of ore). The economic model used to develop Mineral Reserves is based upon a gold price of $575 per troy ounce. The internal dollar value cutoff used to report reserves covers the costs of ore processing, G&A and incremental ore mining. All Mineral Reserves are reported using an internal value cutoff grade of $0.01 per ton. Contained metal is estimated to be 137,704 troy ounces of gold. On a contained ounce basis, 23.5 percent of the gold ounces are classified as Proven. Payable (recoverable) metal is estimated to be 110,163 troy ounces of gold.

19.2 Mine Production

Conventional open pit mining methods will be utilized for the Reward Project. A mixture of new and used mining equipment combined with some used equipment from Canyon's Briggs Mine located in California will be utilized for the project.

Material will be excavated with CAT 992 loaders and CAT 777 100-ton haul trucks will be used to haul ore to the crusher and waste to the waste dumps. Waste will be placed in two external waste dumps and placed as in-pit backfill in a portion of the pit excavated in the Good Hope area and in both of the small pits mined in the Gold Ace area.

The mine production schedule was developed for Reward on a monthly basis to deliver 4,000 tons of ore per day to the crusher. Sufficient waste mining is scheduled to assure sustained ore release of the required ore throughout the mine life. Mining will commence in the Good Hope area on the north end of the Reward area followed by the Gold Ace pits and the Bull Moose areas. The mine production schedule summarized by year is shown in Table 19-1. The mine production schedule includes in-pit inferred material scheduled as ore. The in-pit inferred ore material within the production schedule totals 270,704 tons grading 0.0184 ounces per ton gold and contains 4,973 gold ounces. On a contained gold ounce basis, this material is 3.5 percent of the ore in the production schedule.

The mining life is projected to be approximately 3.67 years and gold will be produced for approximately 4.67 years.

Table 19-1
Mine Production Schedule

Item	Units	Year					Total
		Pre-Prod	1	2	3	4	
Ore	Tons	308,327	1,155,472	1,558,100	1,377,729	1,052,415	5,452,043
Au	(opt)	0.028	0.027	0.030	0.022	0.024	0.026
Au Ounces	(cont.)	8,606	31,592	46,583	30,926	24,971	142,677
Waste	Tons	790,479	3,224,530	2,821,903	3,002,274	1,171,929	11,011,115
Total	Tons	1,098,806	4,380,002	4,380,004	4,380,003	2,224,344	16,463,158
SR	W:O	2.6	2.8	1.8	2.2	1.1	2.0

The cutoff grade for the mine schedule is based on net income net of process which is identical to the cutoff used to state reserves. The difference is that in-pit inferred ore material is included in the production schedule while this material is excluded by definition from the reserves. The mine production schedule includes 270,704 tons of inferred resources, grading 0.018 ounces per ton gold containing 4,973 gold ounces. The cutoff grade is constant through the mine life.

19.3 Metallurgy and Ore Processing

19.3.1 Metallurgy

A variety of processing methods and schemes have been evaluated in assessment of the project. Cyanide slurry leaching, heap leaching following crushing, and heap leaching at a run-of-mine (ROM) size distribution have been tested as possible processing methods, either individually or in combination.

Cyanide slurry leaching in the P80 range of 65 to 200 mesh, has been shown to yield recoveries on the order of +90 percent for gold and +70 percent for silver. This process has been eliminated from consideration in this study because the low ore grade and short mine life cannot economically justify the estimated capital and operating costs. Heap leaching following crushing, and heap leaching at a run-of-mine (ROM) size distribution are the remaining alternatives.

Metallurgical test work indicates that desired recovery levels are achieved at an ore crush size of 3/4 inch. To assure a material size after crush of less than 3/4 inch, the crushing product size specification has been fixed at a P80 of 3/8 inch (9.375 mm).

19.3.2 Ore Processing

Achieving an optimum level of gold recovery will require the crushing of 100 percent of the ore. Crushing of ROM ore will begin in a jaw crusher. To maximize the effectiveness of the jaw crusher, the ROM material size should be at or below six inches. Optimization of blasting in the pit to maximize fragmentation at 80 percent passing six inches (P80 of six inches) has been projected as achievable.

Just prior to entering the confines of the leach pad, a measured quantity of alkalinity-control reagent (pebbled quicklime) will be added to the conveyor via a rotary valve suspended from a large overhead storage silo. Mixing will occur during ore placement on the pad.

The leach pad will be loaded in an up-gradient manner, with ore deposited in nominal 20-foot thick lifts. A three foot layer of liner cover material will be placed to protect the liner from punctures. Cyanide-bearing spray solution will be applied for a minimum of 90 days, and subsequent leaching will occur as additional lifts are stacked and leached. The solution will be applied counter current to the placement of new ore, via a network of steel, high-density polyethylene (HDPE), and Yelomine-type (PVC) piping. Wobbler-type sprinklers and drip emitters will be used for uniform distribution of the solution. Gold- and silver-bearing pregnant solution will exit the leach pad via a 12-inch discharge pipe, gravity flowing to a dual-chambered process fluid management tank. The solution will then be pumped to the carbon adsorption section of the wet plant.

The processes of carbon desorption through smelting to doré will be performed at the Briggs facilities in California, approximately 66 miles to the west. Loaded carbon will be trucked from Reward to Briggs and regenerated carbon will be returned by truck to Reward. Canyon currently sells their doré from Briggs to a refinery.

Overall recovery of gold is estimated to be 80 percent, plus two percent from residual recovery. Silver recovery was not estimated at this time.

19.4 Infrastructure

Due to the limited size and scope of the Project, and the proximity to local US Highway 95 and the community of Beatty, the required infrastructure will be minimal, and either mobile or temporary. The crushing and screening system will be portable trailer-mounted units and support facilities, with the exception of the mine maintenance shop, will be office-type trailers acquired for the duration of the Project. Existing roads on the site that will be extensively utilized will be upgraded.

Two key items required for development of the Project are fresh water and electrical power. With the agreement negotiated with Barrick for utilization of their water allotment from the local aquifer, and the positive results of a test well drilled in 2007 at the entrance to the Reward property, an acceptable quantity of fresh water is now available to the Project. A production well will be installed in the vicinity of the test well, and a fresh water storage and piping distribution system will supply water to appropriate locations on site.

Electrical power will be obtained from the local utility 25-kV power line which parallels US Highway 95. The connection to the existing will be at the entrance to the Reward property.

19.5 Environmental, Permitting, Reclamation and Closure

19.5.1 Operating and Environmental Permits

Canyon is required to obtain numerous permits prior to and during the operational period at Reward, as summarized in Table 19-2. The list does not include some routine permits and fees which are non-discretionary, such as annual mining-claim maintenance fees, Abandoned Mine Lands Program fee, licenses for on-highway motor vehicles, etc.

As shown on Table 19-2, the permitting process for Reward is well-advanced. At this point, it appears that the issuance of the necessary permits is reasonably assured for a late 2008 start-up date.

The Reward property is neither subject to any known environmental liabilities nor known mitigation measures.

Table 19-2 Permits for Reward Project		
Permit	**Agency**	**Status and Comments**
GENERAL OPERATING PERMITS		
Plan of Operations/NEPA Analysis	BLM	Plan of Operations deemed complete in May 2007. Draft Environmental Assessment (EA) expected mid-June, final EA expected 30 June. Decision expected 1 September.
Biological Opinion and Assessment	US Fish and Wildlife Service	Biological Opinion expected 11 June 2008.
Reclamation Permit	NDEP-BMRR	Approval expected 1 September 2008, must post bond by 16 September.
Water Pollution Control Permit	NDEP-BMRR	Application deemed complete April 2007 - approval expected 1 April 2008.
Industrial Artificial Pond Permit	NDOW	Routine quarterly reports and annual fee based on ore tons processed.
Class II Air Quality Operating Permit	NDEP-BAPC	Apply for permit 15 February. Permit approved 1 May 2008. First annual report and fee due 1 March 2009 for CY 2008.
WATER ISSUES		
Water Rights Appropriation	NDWR	Will submit designs and costs 20 February 2008; expect approval by 20 April 2008.
Production Well Pilot Hole Drilling	NDEP, BWPC, NDWR, BLM	Permits obtained, drilling complete.
Waters of the US Jurisdictional Determination	USACE	Request for decision of non-jurisdictional status, 1 March 2008, approval expected 1 May 2008.
Section 401 Water Quality Certification	NDEP Bureau of Water Quality Planning	Likely not needed if Waters of US Jurisdiction decision is negative.
Stormwater General Permit	NDEP-BWPC	file Notice of Intent by 1 September 2008, annual report and fee due 1 July 2009.
Public Water Supply	NDEP Bureau of Safe Drinking Water	Not required until >52,000 man-hours, expect to file plan 1 April 2008, renew permit and pay fee 31 October.
HAZARDOUS MATERIALS AND EMISSIONS		
EPA Generator ID	USEPA	Request issuance of EPA Generator ID by 31 August 2008.
Liquefied Petroleum Gas License	Nevada Board for Regulation of LPG	Will apply for license only if volume is 4,000 gallons or more.
NV Mercury Reduction Program	NDEP-BAPC	Request De Minimis determination for assay laboratory sources 30 June 2008. Make application only if necessary.
Hazardous Material Storage Permit	Nevada State Fire Marshall	Application and fee expected 31 August 2008.
Biennial Hazardous Waste Report	USEPA / NDEP-BWM	Submit biennial hazardous waste report by 1 March 2010.
Toxic Release Inventory	USEPA / NDEP-BWM	Annual report and filing fee required. First report likely due 30 June 2009 for calendar year 2008.

Agencies:
- BAPC = Bureau of Air Pollution Control
- BLM = Bureau of Land Management (Las Vegas Field Office)
- BMRR = Bureau of Mining Regulation and Reclamation
- BWM = Bureau of Waste Management
- BWPC = Bureau of Water Pollution Control
- NDEP = Nevada Dept. of Environmental Protection
- NDOW = Nevada Dept. of Wildlife

19.5.2 Reclamation and Closure

Canyon developed a detailed cost estimate for reclamation of the Project. The estimate was developed using the Nevada statutory model and indicates a required reclamation bond cost of $5.23 million dollars.

The Nevada statutory model is an inflexible model that incorporates rental equipment and Davis & Bacon labor rates. Canyon revised the detailed cost estimate for reclamation based on the equipment fleet being owned by Canyon (with the exception of scrapers) and equipment rates from the Nevada Cost Estimator (Cashman Equipment Co., July 2007). The revised reclamation cost estimate is $2.51 million dollars.

19.6 Project Development

Due to the limited scope and size of the Project, it is envisioned that Canyon will provide the necessary experienced personnel to manage and monitor the engineering, procurement and construction activities. Significant portions of the civil and earthwork will be performed directly by Canyon personnel with equipment obtained from the Briggs operation or rented for the limited duration of civil construction.

The Project Summary Development and Construction Schedule developed for the Feasibility Study depicts project duration of 12 months from completion of permitting and Notice to Proceed. The Project will commence with detail engineering including a two- to three-month study phase to finalize design considerations. Major emphasis will be placed on finalizing design criteria and the development of long lead equipment performance specifications and purchase order placement.

A Level 3 Engineering, Procurement and Construction, Critical Path Method (CPM) schedule will be developed during the initial weeks of the detail engineering phase to meet first gold pour, currently envisioned for the second quarter 2009.

Assuming the Project proceeds as planned, the overall development period is envisioned to be approximately 440 calendar days from beginning to first carbon shipment to Briggs.

19.7 Capital Cost

Estimated capital costs were based to the extent possible and practical on the following parameters:

- EPCM performed by owner staff.
- Spare equipment from Briggs used for upgrades and earthwork.
- Earthwork quantities from AutoCAD Civil 3D software.
- Used equipment and facilities.

- Carbon tower from Briggs.
- Crushing and screening units trailer-mounted portable.
- Self-crushing for all aggregate needs.
- Quoted prices, RS Means estimating publications, Canyon data from Briggs, or CAM in-house data.

The total estimated pre-production capital cost for development of the Project is US$24.330 million. This includes US$2.244 million of pre-stripping at the mine. A summary of the capital cost is shown in Table 19-3.

Table 19-3
Summary – Pre-Production Capital Cost (US$)

Description	Item Cost
Infrastructure	
Roads, Water, Electrical Power, & Support Facilities	1,982,404
Fencing	390,860
Sub Total	**2,373,264**
Mining	
Mining; Pre-stripping	2,244,000
Mining Equipment (trucks, loaders, dozers, etc.)	6,661,000
Sub Total	**8,905,000**
Crushing, Screening, Conveying & Stacking	
Crushing & Screening	2,448,661
Conveying & Stacking	1,287,584
Sub Total	**3,736,245**
Heap Leach Facility	**4,846,054**
Process Facility	**799,168**
Communications & Security	**45,000**
TOTAL DIRECT COSTS	20,632,731
OTHER COSTS	727,404
TAXES, FREIGHT & FEES	1,521,454
CONTINGENCY	1,377,215
TOTAL CAPITAL COST	24,330,804

19.8 Operating Costs

The operating costs for the Reward Mine were estimated based on the production schedule, current consumables costs and estimated labor to operate and maintain the mining operations. The direct life-of-mine and unit operating costs excluding reclamation costs are summarized in Table 19-4.

Table 19-4 Operating Cost Summary				
Area	Total Cost ($ x 1000)	Unit Cost Per Total Ton	Unit Cost Per Ore Ton	Unit Cost Per Gold Ounce Sold
Mining	19,615	1.19	3.60	167.66
Processing	19,299	1.17	3.54	164.96
General and Administration	4,621	0.28	0.85	39.50
Total Site Cost	**43,535**	**2.64**	**7.99**	**372.11**
Net Smelter Royalty	2,443	0.15	0.45	20.88
Transportation and Refining Cost	152	0.01	0.03	1.30
Nevada Mineral Extraction Tax	1,738	0.11	0.32	14.86
Total Offsite Cost	**4,333**	**0.26**	**0.79**	**37.04**
TOTAL CASH COST	**47,868**	**2.91**	**8.78**	**409.15**

Mine operating costs were developed by CAM from first principles engineering and include all the parts, supplies, and labor costs associated with mine supervision, operation, and maintenance. The processing costs include power costs, reagents and consumables, labor, and operating and maintenance supplies.

19.9 Royalties and Taxes

19.9.1 Royalties

Any newly mined material at Reward will be subject to production royalties of three percent Net Smelter Return payable to underlying landholders. Annual property holding costs for the Reward land package are approximately $130,000. These costs are included in the G&A operating costs.

19.9.2 Severance Tax

Reward is subject to a Nevada mineral extraction tax of five percent on the net proceeds of the operation. This type of tax is often classified as a severance tax in the US, i.e., a tax levied against the extraction of natural resources. The Nevada Mineral Extraction Tax is included in cash flow in Table 19-9.

19.9.3 Income Taxes

The Reward project will be subject to US federal income taxes and Nevada state income taxes. However, Canyon Resources has a US$90 million loss carry forward from past investments; therefore State and Federal taxes will not apply during the life of the Reward project.

19.10 Economic Evaluation

CAM has developed a mine plan and processing design to mine and treat around 1.36 million tons per year of ore. Based on the total of 5.452 million tons contained in the mineable reserves, a project life of approximately five years is proposed, including nine months of engineering, procurement, construction and development followed by about four years of mine production and two additional years of leaching and reclamation.

The estimates of metal production, capital costs and operating costs are combined in the discounted cash flow evaluation. The economic evaluation is treated on a project basis, assuming 100 percent equity financing, and the base case uses a gold price of US$700 per ounce of gold. All applicable royalties and taxes have been allowed for in the cash flow analysis.

The results of the base case cash flow evaluation are summarized in Table 19-5 showing life-of-mine totals.

Table 19-5
Economic Evaluation Summary

Item	Units (US$)	Value
Pre-production Capital Cost	1000	22,838
Pre-stripping Expense	1000	1,492
Sustaining Capital	1000	0
Reclamation Bond	1000	5,223
Operating Cost [1]	1000	45,274
Cash Operating Cost [1]	Per Ore Ton	8.30
Royalties	1000	2,443
Nevada Mineral Extraction Tax	1000	1,738
Total Costs of Goods Sold [2]	Per Gold Ounce Produced	575
Gold Production	Ounces	116,995
Metal Sales	1000	81,897
Project Cash Flow, Pre-Tax	1000	14,632
Pre-Tax NPV@ 5 % Discount Rate	1000	7,619
Pre-Tax NPV@ 10 % Discount Rate	1000	2,527
Pre-Tax IRR	%	13.2

[1] Off-site costs included, pre-stripping and royalties excluded.
[2] Includes pre-stripping and royalties.

The cash flow indicates a payback period of 3.75 years.

Factors assumed in the development of the cash flow model include:

- Sunk costs are not included.
- Payment of applicable royalties is included.
- Payment of Nevada Gold Tax is included.
- Working capital allowance has been included.
- State and federal income taxes have been included however, Canyon has a US$90 million Loss Carry Forward and taxes are not required.
- All operating and capital costs are based on first-quarter 2008 United States dollars.

19.10.1 Sensitivity Analyses

Sensitivity analysis has been applied to the base case cash flow by varying the gold price, operating costs, grades and capital costs. The IRRs and NPVs at a five percent discount rate for sensitivity to these variables are presented in Table 19-6 and Table 19-7. No variables were changed together, all are single effects.

Table 19-6
Gold Price Sensitivity

Gold Price ($/troy ounce)	IRR (%)	NPV (5%) (US$ x1000)
500	-5.8	-10,298
600	3.7	-1,208
700	13.2	7,619
800	23.3	16,939
900	33.1	26,030

Table 19-7
Capital, Grade and Operating Cost Sensitivities

Variations	Capital Costs		Grade		Operating Cost	
	IRR (%)	NPV (5%) (US$ x1000)	IRR (%)	NPV (5%) (US$ x1000)	IRR (%)	NPV (5%) (US$ x1000)
Minus 20 %	19.9	12,200	(0.4)	(5,065)	21.6	15,106
Base Case	13.2	7,619	13.2	7,619	13.2	7,619
Plus 20 %	8.4	3,494	26.9	20,325	5.7	625

19.10.2 Economic Summary of All Operating Cases

Table 19-8 summarizes the IRRs and NPVs at a five percent discount rate for all operating cases.

Table 19-8 Economic Summary of All Operating Cases			
Case	Description	IRR (%)	NPV (5%) (US$ x1000)
1A	$575 Mineral Reserves, Self Mining	13.2%	7,619
1B	$575 Mineral Reserves, Contract Mining	13.9%	6,502
2A	$700 Mineral Reserves, Self Mining	11.4%	7,153
2B	$700 Mineral Reserves, Contract Mining	10.6%	5,065

Gold will be sold on the open market or by forward sales, depending on management's judgment when production is imminent.

The costs for carbon desorption through smelting to doré and refining are based on historical costs from the Briggs facilities. These costs appear reasonable and are within industry norms.

19.11 Conclusions from Feasibility

The Feasibility Study estimates a Proven and Probable Mineral Reserve for the Reward Project of 5.452 million tons averaging 0.026 ounces of gold per ton, based on a gold price of US$575 per ounce and a discounted cash flow analysis that demonstrates positive project economics after all applicable taxes and royalties.

Economic analyses indicate the Project has a positive rate of return at an assumed gold price of $700.00 per ounce. It is therefore recommended that construction of the Project proceed.

The cash flow is presented in Table 19-9.

Table 19-9
Reward Project Cash Flow – Case 1A (Base Case – $575 Reserves, Self Mining, Self Crushing)

	Period #			1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	Total
	Period		PreStart	Y1-Q1	Y1-Q2	Y1-Q3	Y1-Q4	Y2-Q1	Y2-Q2	Y2-Q3	Y2-Q4	Y3-Q1	Y3-Q2	Y3-Q3	Y3-Q4	Y4-Q1	Y4-Q2	Y4-Q3	Y4-Q4	Year 5	Year 6	
Production Summary																						
Material Mined (tons)																						
Ore			308,327	269,503	365,894	365,471	154,603	369,807	407,466	412,827	368,000	324,518	364,000	368,000	321,212	364,000	406,041	280,374	-	-	-	5,452,043
Waste			790,479	810,496	726,108	738,528	949,396	710,193	684,535	691,174	736,001	755,482	728,001	736,002	782,789	608,002	451,027	112,900	-	-	-	11,011,115
Total			1,098,806	1,080,001	1,092,002	1,103,999	1,103,999	1,080,000	1,092,001	1,104,001	1,104,001	1,079,999	1,092,001	1,104,002	1,104,001	972,002	859,068	393,274	-	-	-	16,463,158
Strip Ratio			2.6	3.0	2.0	2.0	6.1	1.9	1.7	1.7	2.0	2.3	2.0	2.0	2.4	1.7	1.1	0.4	0.0	0.0	0.0	2.0
Ore Grade			0.028	0.026	0.031	0.026	0.024	0.031	0.032	0.029	0.027	0.025	0.021	0.021	0.024	0.025	0.023	0.023	0.000	0.000	0.000	0.026
Contained Ounces			8,606	7,065	11,354	9,433	3,740	11,460	13,167	12,026	9,931	8,243	7,499	7,605	7,579	9,171	9,408	6,392	-	-	-	142,677
Cash Flow Summary																						
							24,384				34,957				28,937				26,237			
Gold Production - Oz Au			-	2,291	5,818	8,188	8,087	8,060	8,985	9,166	8,747	8,246	7,463	6,597	6,631	7,151	7,245	7,029	4,812	2,480	-	116,995
Hedged Gold Sales	0.0%		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Unhedged Gold Sales	100.0%		$-	$1,604	$4,073	$5,732	$5,661	$5,642	$6,289	$6,416	$6,123	$5,772	$5,224	$4,618	$4,641	$5,006	$5,071	$4,920	$3,368	$1,736	$-	$81,897
Gross Revenue			$-	$1,604	$4,073	$5,732	$5,661	$5,642	$6,289	$6,416	$6,123	$5,772	$5,224	$4,618	$4,641	$5,006	$5,071	$4,920	$3,368	$1,736	$-	$81,897
Refining Cost - Au	$1.30		$-	$(3)	$(8)	$(11)	$(11)	$(10)	$(12)	$(12)	$(11)	$(11)	$(10)	$(9)	$(9)	$(9)	$(9)	$(9)	$(6)	$(3)	$-	$(152)
NSR Royalty	3%		$-	$(48)	$(121)	$(171)	$(169)	$(168)	$(188)	$(191)	$(183)	$(172)	$(156)	$(138)	$(138)	$(149)	$(151)	$(147)	$(100)	$(52)	$-	$(2,443)
Net Revenue			**$-**	**$1,553**	**$3,944**	**$5,550**	**$5,481**	**$5,463**	**$6,090**	**$6,213**	**$5,929**	**$5,589**	**$5,059**	**$4,472**	**$4,494**	**$4,847**	**$4,911**	**$4,764**	**$3,262**	**$1,681**	**$-**	**$79,302**
Total Mining			$(1,478)	$(1,430)	$(1,460)	$(1,406)	$(1,390)	$(1,380)	$(1,342)	$(1,346)	$(1,368)	$(1,353)	$(1,322)	$(1,339)	$(1,340)	$(1,279)	$(1,240)	$(619)	$-	$-	$-	$(21,093)
Process Cost			$(14)	$(1,181)	$(1,228)	$(1,261)	$(1,260)	$(1,248)	$(1,265)	$(1,272)	$(1,268)	$(1,251)	$(1,247)	$(1,243)	$(1,243)	$(1,223)	$(1,222)	$(1,180)	$(315)	$(392)	$-	$(19,313)
G&A Cost			$-	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(258)	$(229)	$(517)	$-	$(4,621)
Preproduction Capital			$1,492	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$1,492
Nevada Mineral Extraction Tax			$-	$-	$-	$-	$(244)	$-	$-	$-	$(609)	$-	$-	$-	$(412)	$-	$-	$-	$(474)	$-	$-	$(1,738)
Total Direct Cost			$-	$(2,870)	$(2,946)	$(2,926)	$(3,153)	$(2,887)	$(2,865)	$(2,677)	$(3,503)	$(2,862)	$(2,827)	$(2,840)	$(3,254)	$(2,760)	$(2,721)	$(2,058)	$(1,018)	$(909)	$-	$(45,274)
Operating Profit			**$-**	**$(1,317)**	**$997**	**$2,624**	**$2,329**	**$2,576**	**$3,225**	**$3,336**	**$2,426**	**$2,727**	**$2,232**	**$1,632**	**$1,240**	**$2,087**	**$2,190**	**$2,707**	**$2,244**	**$772**	**$-**	**$34,028**
Direct Unit Cash Cost			*$-*	*$1,253*	*$506*	*$357*	*$390*	*$358*	*$319*	*$314*	*$400*	*$347*	*$379*	*$430*	*$401*	*$386*	*$376*	*$203*	*$212*	*$367*	*$-*	*$387*
Capital Purchase			$(22,853)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(22,853)
Pre-Production Capital			$(1,492)	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(1,492)
Reclamation			$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(226)	$(2,289)	$-	$(2,514)
Reclamation Bonds			$(5,233)	$-	$-	$-	$-		$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$6,679	$1,446
Salvage			$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$6,018	$-	$6,018
Working Capital			$-	$(174)	$93	$69	$(22)	$21	$28	$4	$(64)	$39	$(19)	$(26)	$(34)	$56	$6	$49	$24	$(51)		$-
Net Cash Flow			**$(29,579)**	**$(1,491)**	**$1,091**	**$2,693**	**$2,307**	**$2,598**	**$3,253**	**$3,341**	**$2,362**	**$2,766**	**$2,213**	**$1,606**	**$1,207**	**$2,143**	**$2,196**	**$2,756**	**$2,042**	**$4,450**	**$6,679**	**$14,632**
Cumulative Cash Flow			$(29,579)	$(31,070)	$(29,979)	$(27,286)	$(24,979)	$(22,382)	$(19,128)	$(15,788)	$(13,426)	$(10,660)	$(8,447)	$(6,841)	$(5,634)	$(3,491)	$(1,295)	$1,461	$3,503	$7,953	$14,632	

20.0 INTERPRETATION AND CONCLUSIONS

Following are interpretations and conclusions regarding the Reward Project:

1. The Reward deposit is a vein-stockwork gold-pyrite system of probable epithermal origin, hosted in highly-fractured quartzites, siltstones, and limestones of Cambrian to Late Proterozoic age. It lies within the broad regional fracture zone referred to as the Reward Shear.
2. Drilling, totaling more than 300 holes, has allowed good characterization of the geology and mineralization. Two mineralized zones have been defined: the Reward Zone (3,000+ feet long by up to 200 feet wide) and the Gold Ace Zone (750 feet long, up to 100 feet wide).
3. A review of older drilling and assaying (1987-1999) and statistical comparison with 2006-7 drilling by Canyon shows that the old and new data are suitable for use in estimation of tonnages and grades.
4. Mineral Resource calculations using a kriged block model have defined Measured plus Indicated Mineral Resource containing 11 million short tons grading 0.0235 ounces gold per short ton and containing 258,600 ounces of gold.
5. Based on bottle-roll tests, overall recovery of gold is estimated to be 80 percent, plus two percent from residual recovery. Silver recovery was not estimated at this time.
6. Economic analyses indicate the Project has a positive rate of return at an assumed gold price of $700.00 per ounce.

21.0 RECOMMENDATIONS

Following are recommendations regarding the Reward Project:

1. For small projects such as Reward, CAM believes the data handling procedures are acceptable, but best practices are to use modern database management tools. For example, the database for the project has data used for estimation in several different types of non-uniform tables. The four metallurgical holes used in the tonnage estimate should also be included in the Access database. Mnemonic, rather than numeric, codes indicating geographic locations would be helpful in defining areas.

2. CAM believes that the modeling procedures used are acceptable for a feasibility study but notes that these procedures will probably have to be revised as actual production experiences is obtained.
3. Based on a positive rate of return at an assumed gold price of $700.00 per ounce, it is recommended that construction of the Project proceed.

22.0 REFERENCES

CAM, 2006, Pre-Feasibility Study - Reward Project: consulting report dated 26 January 2006, prepared for Canyon Resources Corporation by Chlumsky, Armbrust & Meyer, LLC (George A. Armbrust Ph.D., C.P.G; Gregory F. Chlumsky; Kenneth L. Meyer; Michael J. Read; Robert L. Sandefur P.E.). 121 pages in pdf format.

CAM, 2008, Feasibility Study - Reward Project: consulting report dated 15 December 2008, prepared for Canyon Resources Corporation by Chlumsky, Armbrust & Meyer, LLC (Fred Barnard, Ph.D., Gregory F. Chlumsky; Kenneth L. Meyer; Michael J. Read; Robert L. Sandefur P.E.). 157 pages in pdf format.

Cornwall, H.R. and Kleinhampl, F.J., 1961, Preliminary Geologic Map and Sections of the Bullfrog Quadrangle, Nevada-California: U.S. Geological Survey, Miscellaneous Field Studies Map MF-177.

Cornwall, H.R. and Kleinhampl, F.J, 1964, Geology of Bullfrog Quadrangle and Ore Deposits related to Bullfrog Hills Caldera, Nye County, Nevada and Inyo County, California,1964: U.S. Geological Survey Professional Paper 454-J

Fridrich, C.J., 1999, Tectonic evolution of the Crater Flat basin, Yucca Mountain region, Nevada, in Wright, L.A., and Troxel, B.W., eds., Cenozoic basins of the Death Valley region: Geological Society of America Special Paper 333.

Golder, 2007, Design report for Reward Mine heap leach facility: consulting report dated 2 March 2007, prepared for Canyon Resources Corporation by Golder Associates Inc., Lakewood, CO. 61 pages in pdf format.

Eliopulos, G.J., 1996, Report on Exploration and Drilling during 1995 at the Reward Property, Nye County, Nevada: internal memo prepared for Barrick Bullfrog, Inc, dated February 9, 1996, 15 pages plus attachments.

Kral, V.E., 1951, Mineral Resources of Nye County, Nevada: University of Nevada Bulletin 50. (also Nevada Bureau of Mines and Geology, Open-File Report 833).

Monsen, S.A., Carr, M.D., Reheis, M.C., and Orkild, P.P., 1990, Geologic map of Bare Mountain, Nye County, Nevada: U.S. Geological Survey Miscellaneous Investigations Map I-2201, scale 1:24,000.

Noble, D.C., Weiss, S.I., and McKee, E.H., 1991, Magmatic and hydro- thermal activity, caldera geology, and regional extension in the western part of the southwestern Nevada volcanic field, in Raines, G.L., Lisle, R.E., Schaefer, R.W., and Wilkinson, W.H., eds., Geology and ore deposits of the Great Basin: Geological Society of Nevada, symposium proceedings, Reno, p. 913-934.

Ristorcelli, S., 1992, Reward Project report: internal report for US Nevada Gold Search Joint Venture, dated 8n September 1992. 7 pages plus numerous attachments, hard copy only.

Swadley, W C, and Parrish, L.D., 1988, Surficial geologic map of the Bare Mountain quadrangle, Nye County, Nevada: U.S. Geological Survey Miscellaneous Investigations Series Map I-1826, scale 1:48,000.

23.0 DATE AND SIGNATURE PAGE

Certificate of Author:

a) Fred Barnard
1835 Alkire Street
Golden, Colorado 80401 USA

I am a consulting minerals geologist, affiliated with Chlumsky, Armbrust and Meyer LLC at 200 Union Boulevard, Suite 430, Lakewood, Colorado 80228, USA.

b) This certificate applies to the Technical Report titled "NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada" and dated 21 March, 2008.

c) I am Professional Geologist #7432 in the state of California, in good standing. I obtained a B. A. degree in Geology from the University of California at Berkeley in 1963 and a Ph.D. degree in Geology from the University of Colorado at Boulder in 1968. Since 1968 I have practiced continuously as a geologist in the mining industry, as a corporate employee of INCO and later of Anaconda Minerals, and subsequently since 1985 as an independent consultant. I have been involved in the geology, exploration, and evaluation of metallic and some non-metallic mineral deposits in about 40 countries. I am a Fellow of the Society of Economic Geologists, a Member of the Geological Society of America, and Certified Mineral Appraiser #2006-2 of the American Association of Mineral Appraisers. My professional work has included field visits to mines and prospects of epithermal and detachment-related gold systems in the U.S.A., and other countries for the purposes of carrying out or reviewing geology, sampling programs, project evaluation, and/or resource/ reserve validation.

I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

d) I visited the Reward property on July 21, 2007.

e) I am responsible for Sections 1 to 13, 15, and 18 to 23 of the cited Technical Report.

f) As defined in National Instrument 43-101, I am independent of the issuer, Atna Resources, Ltd.

g) I have had no prior involvement with the Reward property.

h) I have read National Instrument 43-101 and Form 43-101F1, and have prepared this report in compliance with those documents.

i) As of the date of this Certificate, to the best of the my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

j) I hereby notify the Securities Commissions of all provinces of Canada of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 21st day of March 2008.

_______________________________ Sealed

Signed, Fred Barnard, Ph.D., California Professional Geologist

REGISTERED GEOLOGIST
FRED BARNARD
21 March 2008
No. 7432
STATE OF CALIFORNIA

Certificate of Author:

a) Gregory F. Chlumsky
13092 W. LaSalle Circle
Lakewood, Colorado 80228
Phone (303) 986-2363
gchlumsky@cam-llc.com

I am an Independent Consulting Process Engineer, at the above address.

b) This certificate applies to the Technical Report titled "NI 43-101 Technical Report Reward Gold Project, Nye County, Nevada" and dated 21 March, 2008.

c) I am a member in Good Standing of the Mining and Metallurgical Society of America and have been for 15 years. I am a recognized QP in Metallurgy and Process from that Organization with QP Member Number 01117QP. I have over 35 years of experience in Metallurgy and Process Costing. I graduated from the Colorado School of Mines with a BS degree in Chemistry and a minor in Chemical Engineering, and have practiced my profession continuously since 1970.

I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

d) I visited the Reward property on March 20, 2008.

e) I am responsible for Section 19 of the cited Technical Report.

f) As defined in Canadian National Instrument 43-101, I am independent of the issuers, Atna Resources Ltd.

g) I was involved in various technical studies on the Reward property during the period 2004-2007, on behalf of Canyon Resources Corporation, which at that time was an independent company listed on the American Stock Exchange. None of these reports was filed in Canada.

h) I have read National Instrument 43-101 and Form 43-101F1, and have prepared this report in compliance with those documents.

i) As of the date of this Certificate, to the best of the my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

j) I hereby notify the Securities Commissions of all provinces of Canada of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 21st day of March, 2008.

Signed, Gregory F. Chlumsky

Certificate of Author:

a) Robert L. Sandefur
1139 So. Monaco
Denver, CO 80224 USA

I am a Consulting Geostatistician, affiliated with Chlumsky, Armbrust and Meyer LLC at 200 Union Boulevard, Suite 430, Lakewood, Colorado 80228, USA.

b) This certificate applies to the Technical Report titled "NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada" and dated 21 March, 2008

c) I am a Certified Professional Engineer (Number 11370) in the state of Colorado, USA, and a member of the Society for Mining, Metallurgy, and Exploration (SME). I graduated from the Colorado School of Mines with a Professional (BS) degree in engineering physics (geophysics minor) in 1966 and subsequently obtained a Masters of Science degree in physics from the Colorado School of Mines in 1973. I have practiced my profession as a geostatistical resource analyst continuously since 1969. From 1969 to present, I have worked on mining projects in over 20 countries, have statistically analyzed more than 400 mineral deposits, and have personally visited more than 50 operating metal mines.

I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

d) I visited the Reward property on March 20, 2008.

e) I am responsible for the preparation of sections 14 and 17 of this report.

f) As defined in Canadian National Instrument 43-101, I am independent of the issuer, Atna Resources, Ltd.

g) I was involved in various technical studies on the Reward property during the period 2004-2007, on behalf of Canyon Resources Corporation, which at that time was an independent company listed on the American Stock Exchange. None of these reports was filed in Canada.

h) I have read National Instrument 43-101 and Form 43-101F1, and the report has been prepared in compliance with that Instrument and Form.

i) As of the date of this Certificate, to the best of the my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

j) I hereby notify the Securities Commissions of all provinces of Canada of my consent to the filing of this Technical Report with stock exchanges and other regulatory authorities in Canada, and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 21st day of March 2008

R L Sandefur

Signed, Robert L. Sandefur, P.E.

Sealed


COLORADO REGISTERED
ROBERT LEE SANDEFUR
21 MAR 08
11370
PROFESSIONAL ENGINEER

APPENDIX A1

PRE-2006 DRILLING

A1.1 Drill Hole Collars

Table A1-1 Drill Hole Collars (Pre-2006)						
Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (Feet)
88-01	65,405.55	3,080.71	3,744.00	0	90	200
88-02	65,591.73	3,073.26	3,739.21	0	90	400
88-03	65,798.26	3,062.66	3,752.34	0	90	420
88-04	65,996.16	3,049.48	3,768.74	0	90	520
88-05	65,790.62	2,858.20	3,738.23	0	90	460
88-06	66,022.05	2,898.13	3,755.62	0	90	560
88-07	64,797.87	3,766.04	3,852.00	0	90	360
88-08	66,235.47	3,476.87	3,829.01	0	90	345
88-09	66,245.15	3,119.65	3,798.27	0	90	340
88-10	66,237.93	2,715.42	3,759.55	0	90	340
88-11	66,274.64	2,322.70	3,718.22	0	90	300
88-12	66,609.02	1,408.73	3,240.00	0	90	345
88-13	66,763.45	759.81	3,240.00	0	90	370
88-14	66,596.75	1,410.20	3,240.00	0	90	273
88-15	66,621.29	1,410.50	3,240.00	0	90	340
88-16	66,707.58	1,398.95	3,240.00	0	90	380
88-17	66,617.06	1,509.55	3,240.00	0	90	520
88-18	66,907.06	501.97	3,240.00	270	60	500
88-19	66,761.85	452.36	3,240.00	270	60	500
88-20	67,203.45	-563.91	3,240.00	270	60	600
88-21	66,718.90	3,266.11	3,846.01	270	60	600
88-22	66,678.45	2,301.31	3,732.65	270	60	620
89-01	66,888.65	1,592.06	3,705.75	270	60	500
89-02	66,641.90	3,610.17	3,871.00	270	60	260
89-03	66,743.34	2,788.58	3,810.00	290	60	700
89-04	66,886.29	957.32	3,240.00	270	60	460
89-05	66,843.11	157.02	3,240.00	270	60	200
89-06	66,905.87	-121.16	3,240.00	270	60	200
89-07	66,978.05	-400.13	3,240.00	270	60	300
89-08	66,394.75	3,522.41	3,842.99	0	90	400
89-09	66,621.26	3,009.22	3,815.01	270	60	480
89-10	66,592.13	2,601.41	3,765.79	270	60	420
89-11	66,825.26	1,975.43	3,706.40	270	60	600
91-01	65,389.67	2,876.80	3,706.57	270	60	480
91-02	65,167.23	2,891.73	3,699.84	270	60	150
91-03	66,710.47	3,521.39	3,875.00	270	60	695
91-04	66,487.50	3,826.67	3,874.00	270	60	510
91-05	66,478.81	4,220.51	3,965.00	270	60	570
91-06	65,879.86	4,869.19	4,126.00	270	60	460
91-07	66,041.47	4,590.81	4,060.00	270	60	500

Table A1-1 Drill Hole Collars (Pre-2006)						
Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (Feet)
91-08	66,300.79	4,203.84	3,958.86	270	60	600
91-09	65,913.95	5,702.20	4,267.43	270	60	695
91-10	65,992.72	6,151.58	4,198.53	270	60	715
91-11	65,694.23	6,691.47	4,132.95	270	60	295
91-12	65,941.21	6,661.91	4,175.28	270	60	600
91-13	65,591.21	2,873.06	3,722.81	270	60	525
91-14	65,442.85	2,681.92	3,696.23	270	60	355
91-15	65,486.98	2,489.96	3,681.47	270	60	215
91-16	65,346.95	3,067.82	3,735.93	270	60	435
91-17	66,704.14	3,797.34	3,892.00	270	60	500
GA-01	64,787.21	3,612.37	3,815.53	0	90	200
GA-02	64,742.13	3,588.42	3,837.44	0	90	200
GA-03	64,755.68	3,652.59	3,838.82	0	90	150
GA-04	63,963.13	4,188.68	3,834.36	0	90	130
GA-05	63,940.62	4,152.53	3,831.08	0	90	100
GA-06	63,915.45	4,114.24	3,833.70	0	90	150
GA-07	63,627.23	4,267.78	3,867.82	0	90	190
GA-08	63,586.52	4,232.91	3,865.20	0	90	175
GA-09	63,629.04	4,320.41	3,887.83	0	90	190
GA-10	63,665.36	4,331.96	3,887.18	0	90	180
GA-11	63,705.97	4,341.86	3,886.85	0	90	170
GA-12	63,781.92	4,307.38	3,878.65	0	90	175
GA-13	64,077.76	4,200.56	3,855.35	0	90	190
GA-14	64,451.38	3,870.14	3,894.07	85	60	235
GA-15	64,438.03	3,871.65	3,893.74	0	90	200
GA-16	64,491.67	3,869.23	3,892.26	0	90	205
GA-17	66,638.26	109.61	3,240.00	155	45	200
GA-18	66,607.35	170.93	3,240.00	230	45	200
GA-19	64,421.10	3,834.58	3,866.00	0	90	155
GA-20	63,386.12	4,416.80	3,887.51	0	90	200
GA-21	62,608.76	4,971.72	3,828.45	90	45	180
GA-22	62,523.30	5,095.51	3,827.80	75	45	180
GA-23	62,778.12	4,981.82	3,850.11	0	90	200
GA-24	63,190.49	4,602.03	3,866.84	0	90	200
GA-25	64,906.01	3,413.25	3,788.75	0	90	220
GA-26	64,815.62	3,543.93	3,813.26	50	60	150
GA-27	62,600.72	4,970.24	3,827.80	85	70	120
GA-28	64,914.47	3,277.40	3,774.65	0	90	200
GA-29	63,931.56	3,501.12	3,636.85	45	60	200
GA-30	63,890.62	3,409.48	3,615.20	48	60	200
GA-31	63,826.45	3,329.30	3,593.22	45	60	200
GA-32	64,626.31	3,703.90	3,856.04	110	55	340

Table A1-1 Drill Hole Collars (Pre-2006)						
Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (Feet)
GA-34	60,483.76	7,973.10	3,240.00	0	90	240
GA-36	64,967.16	3,475.59	3,786.10	225	60	195
GA-37	62,811.42	5,007.58	3,867.17	0	90	160
GA-38	63,648.13	4,216.47	3,857.32	0	90	100
GA-39	63,705.02	4,297.21	3,862.57	0	90	120
GA-40	64,468.97	3,929.66	3,921.76	0	90	155
GA-41	64,393.21	3,780.15	3,865.00	0	90	70
GA-42	64,889.70	3,396.85	3,793.15	224	60	160
GA-43	63,035.83	3,613.25	3,598.79	28	60	400
GA-44	62,690.36	4,907.25	3,812.05	96	60	140
GA-45	62,730.74	4,945.31	3,829.76	0	90	120
GA-46	62,700.72	5,021.82	3,844.86	0	90	120
GA-47	62,693.87	3,630.61	3,614.87	28	60	240
GA-48	62,645.61	3,479.49	3,600.76	36	60	220
GA-49	65,362.04	2,909.15	3,699.84	0	90	200
HMC-01	64,818.31	6,235.53	3,700.01	0	90	300
HMC-02	65,903.71	2,866.34	3,752.34	0	90	300
HMC-03	66,070.05	1,342.29	3,240.00	0	90	305
HMC-04	66,088.72	265.45	3,240.00	0	90	305
R-01	65,620.64	6,135.17	4,108.96	0	90	300
R-02	66,026.51	6,004.69	4,206.77	0	90	160
R-03	65,071.43	4,805.94	4,222.71	0	90	160
R-04	65,661.29	5,443.57	4,292.00	270	60	140
R-05	65,592.26	5,685.89	4,234.16	0	90	200
R-06	65,651.38	5,913.78	4,180.00	270	60	260
R-07	65,630.71	4,684.25	4,054.00	0	90	200
R-08	65,716.77	4,759.58	4,057.00	65	70	35
R-09	65,716.77	4,759.58	4,057.00	35	70	100
R-10	65,774.18	5,407.81	4,285.00	260	60	320
R-11	65,680.38	5,821.75	4,190.85	265	70	250
R-12	65,619.95	6,135.66	4,109.03	250	60	40
R-12A	65,604.17	6,144.36	4,106.93	250	60	300
R-13	65,689.90	6,263.29	4,136.19	315	60	140
R-14	65,658.79	6,268.70	4,129.63	275	60	135
R-15	65,708.93	5,680.54	4,227.70	235	70	300
R-16	65,684.48	6,192.78	4,113.23	205	60	261
R-17	65,956.37	4,935.96	4,165.00	270	60	263
R-18	65,887.86	5,015.78	4,170.48	270	45	192
R-19	65,861.78	4,716.86	4,069.00	90	45	362
R-20	65,922.25	4,873.46	4,133.08	90	87	493
R-21	65,761.35	5,110.30	4,173.43	270	50	148
R-22	66,005.32	4,810.40	4,126.00	270	60	400

Table A1-1 Drill Hole Collars (Pre-2006)						
Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (Feet)
R95-126	65,683.96	6,303.58	4,140.49	270	47.5	200
R95-127	65,718.97	6,137.86	4,137.67	270	45	300
R95-128	65,720.02	6,023.13	4,145.51	270	45	225
R95-129	65,773.76	5,914.04	4,177.83	270	45	300
R95-130	65,681.99	5,503.31	4,272.41	270	55	300
R95-131	65,682.02	5,503.28	4,272.38	270	75	500
R95-132	65,909.91	5,798.66	4,237.43	270	60	700
R95-133	65,777.07	5,607.41	4,257.52	270	45	400
R95-134	65,883.93	5,609.78	4,280.95	270	60	700
R95-135	65,829.46	5,413.12	4,293.00	270	70	715
R95-136	65,894.62	5,257.09	4,264.15	270	65	585
R95-137	65,772.28	5,251.64	4,234.19	270	55	290
R95-138	66,018.44	5,088.78	4,253.45	270	60	655
R95-139	66,047.77	4,968.70	4,209.82	270	60	600
R95-140	66,519.16	4,115.19	3,944.00	270	60	600
R95-141	67,808.20	-1,875.72	3,240.00	270	45	600
R95-142	67,416.77	-1,897.24	3,240.00	270	45	600
R95-143	67,016.05	-1,912.24	3,240.00	270	45	600
R95-144	67,272.44	-1,065.91	3,240.00	270	45	600
R95-145	65,914.11	2,415.03	3,710.67	240	45	800
R95-146	66,889.77	-1,082.74	3,240.00	270	45	600
R95-147	66,422.02	2,026.71	3,693.94	240	45	900
R95-148	65,505.25	2,774.44	3,709.00	270	45	600
R95-149	65,389.11	2,968.77	3,718.77	270	60	500
R95-150	65,820.05	6,991.08	4,094.00	270	45	530
R95-151	65,703.32	6,412.83	4,164.90	270	45	300
R95-152	65,772.28	6,247.18	4,144.61	270	45	350
R95-153	65,893.74	6,017.19	4,182.28	270	45	400
R95-154	65,876.02	5,913.22	4,196.00	270	50	400
R95-155	65,908.24	5,799.38	4,236.67	270	50	480
R95-156	65,824.38	5,501.02	4,288.82	270	55	500
R95-158	65,821.26	8,592.49	3,240.00	90	45	600
R95-159	65,552.10	8,402.33	3,240.00	90	45	600
R95-165	65,658.70	5,606.92	4,249.61	270	45	180
R95-166	65,824.31	5,068.24	4,170.74	270	45	200
R95-167	65,950.03	4,800.85	4,120.00	270	45	300
R95-168	66,426.31	4,110.27	3,931.24	270	45	200
R95-169	66,428.58	4,110.27	3,931.27	270	60	450
R95-170	66,475.79	4,215.32	3,965.00	270	45	400
R95-171	66,261.32	4,197.28	3,955.16	270	45	150
R95-172	65,996.29	4,590.49	4,054.00	270	45	200
R95-173	66,019.16	4,727.03	4,104.00	270	45	400

Table A1-1 Drill Hole Collars (Pre-2006)						
Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (Feet)
R95-174	65,834.48	4,718.67	4,067.00	270	45	400
R95-175	66,031.37	4,804.27	4,129.00	270	75	700
R95-176	65,895.15	4,873.66	4,129.96	270	70	400
R95-177	65,798.10	4,870.83	4,095.00	270	45	125
R95-178	66,049.31	4,965.95	4,210.28	270	42	450
R95-179	65,826.87	5,014.83	4,153.12	270	70	400
R95-180	66,015.23	5,088.91	4,253.12	270	45	500
R95-181	65,739.67	5,113.12	4,182.45	270	42	100
R95-182	65,838.06	5,255.22	4,242.69	270	56	400
R95-183	65,726.90	5,251.31	4,234.95	270	45	150
R95-184	65,767.42	5,407.05	4,285.00	270	45	300
R95-185	65,962.63	4,933.96	4,168.00	270	60	445
R95-186	65,675.99	5,400.95	4,289.51	270	45	235
R95-187	65,924.90	5,500.69	4,322.12	270	60	805
R95-188	65,630.61	5,504.59	4,286.46	270	45	145
R95-189	65,781.14	5,609.97	4,255.03	270	60	540
R95-190	65,610.63	5,604.79	4,264.00	270	45	125
R95-191	65,818.44	5,714.24	4,236.62	270	60	400
R95-192	65,691.54	5,707.02	4,216.61	270	45	200
R95-193	65,665.06	5,707.19	4,219.33	270	45	155
R95-194	65,678.32	5,825.46	4,190.07	270	45	145
R95-195	65,770.51	5,824.11	4,200.40	270	50	350
R95-196	65,629.46	5,817.75	4,205.12	270	45	100
R95-197	65,598.26	5,908.66	4,194.46	270	45	100
R95-198	65,626.77	6,022.41	4,157.14	270	45	100
R95-199	65,586.68	6,150.62	4,105.16	270	45	100
R95-200	65,813.88	6,137.89	4,149.94	270	45	350
R95-201	65,839.01	6,253.18	4,163.79	270	55	500
R95-202	65,834.52	6,416.27	4,184.82	270	45	500
R95-203	65,598.53	6,414.80	4,160.24	270	45	425
R95-204	65,814.50	6,883.20	4,152.40	270	45	500
R95-205	65,830.38	6,992.85	4,095.00	270	60	600
R95-206C	65,719.95	6,141.04	4,138.39	270	45	252
R95-207C	65,683.50	5,500.03	4,272.78	270	55	272
R95-208C	65,952.33	4,811.09	4,120.00	270	45	249.2
R95-209	65,963.45	4,933.66	4,168.00	270	40	315
R95-210	65,885.07	5,009.97	4,172.81	270	70	465
R95-211	65,826.90	5,004.17	4,150.79	270	45	500
RE-001	66,528.17	4,016.28	3,922.54	270	60	405
RE-002	66,467.48	4,014.56	3,922.03	270	60	325
RE-003	66,342.34	4,002.88	3,907.14	270	60	305
RE-004	66,231.69	4,304.02	3,991.00	270	60	310

Table A1-1 Drill Hole Collars (Pre-2006)						
Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (Feet)
RE-005	66,319.06	4,289.61	3,997.95	270	60	485
RE-006	66,324.08	4,298.23	3,998.15	270	80	465
RE-007	66,175.19	4,403.61	4,015.00	270	60	265
RE-008	66,258.78	4,398.48	4,027.00	270	60	445
RE-009	65,793.69	3,314.27	3,774.89	270	45	505
RE-010	65,935.63	3,476.40	3,800.28	270	60	505
RE-011	66,246.85	4,485.84	4,058.00	270	60	525
RE-012	66,124.81	4,501.36	4,036.00	270	60	310
RE-013	67,128.48	3,800.51	3,950.00	270	60	605
RE-014	66,627.18	3,998.01	3,930.83	270	60	505
RE-015	67,164.67	4,031.40	3,958.59	270	60	605
RE-016	65,874.57	4,171.08	3,927.53	270	60	515
RE-017	65,865.75	3,838.47	3,845.00	270	60	505
RE-018	66,055.30	4,589.19	4,062.00	270	75	345
RE-019	65,832.05	5,318.38	4,265.00	270	60	445
RE-020	65,828.01	5,317.20	4,265.00	270	45	285
RE-021	64,824.14	4,840.99	4,251.50	270	60	605
RE-022	64,952.22	4,921.78	4,250.12	270	45	405
RE-023	65,122.91	5,027.66	4,275.11	270	45	405
RE-024	65,505.21	5,289.94	4,313.49	270	45	375
RE-025	65,766.44	5,165.06	4,198.71	270	75	385
RE-026	65,700.24	5,307.14	4,268.58	270	45	265
RE-026A	65,686.07	5,305.07	4,269.08	270	45	235
RE-027	65,763.75	5,165.33	4,198.76	270	45	165
RE-028	66,465.00	3,903.56	3,893.78	270	60	305
RE-029	66,570.20	3,908.40	3,900.00	270	60	505
RE-030	66,085.64	4,402.44	4,001.00	270	60	145
RE-031	66,170.65	4,307.00	3,986.00	270	60	245
RE-032	66,233.83	4,344.46	4,005.00	270	60	265
RE-033	66,230.20	4,263.67	3,976.00	270	65	205
RE-034	65,073.86	5,597.86	4,095.94	270	45	605
RE-035	66,441.41	3,044.89	3,805.07	270	60	505
RE-036	66,492.70	3,639.73	3,862.00	270	70	405
RE-037	65,669.26	5,658.87	4,236.69	270	70	245
RE-038	65,684.39	5,503.42	4,275.36	270	80	290
RE-039	66,626.80	3,470.75	3,856.00	270	65	475
RE-040	66,594.92	3,740.87	3,880.37	270	60	495
RE-041	66,688.08	3,908.32	3,910.84	270	60	510
RE-042	65,057.45	1,895.63	3,604.33	0	90	605
RE-043	64,784.85	1,190.03	3,533.31	0	90	605
RE-044	67,298.58	1,493.72	3,756.75	270	60	505
RE-045	66,587.99	550.62	3,636.63	270	60	505

Table A1-1 Drill Hole Collars (Pre-2006)						
Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (Feet)
RE-046	66,217.70	462.58	3,601.17	270	60	505
RE-047	66,853.44	57.94	3,598.33	90	60	505
RE-048	66,503.56	-463.73	3,522.22	270	45	605
RE-049	66,765.55	-454.50	3,540.97	270	45	505
RE-050	67,262.91	-749.66	3,511.02	270	45	505
RE-051	67,796.13	-862.50	3,521.38	270	45	505
RE-052	68,343.61	-1,102.88	3,551.13	270	45	505
RE-054	64,939.33	-337.45	3,451.04	270	45	705
RE-055	63,813.77	-450.51	3,367.65	270	60	605
RE-056	67,196.29	1,485.44	3,743.28	270	60	605
RE-057	63,959.29	2,862.85	3,537.52	270	60	505
RE-058	62,949.82	3,574.62	3,599.19	270	60	505
RE-059	66,868.08	3,651.49	3,906.95	270	60	505
RE-060	66,835.92	3,470.00	3,885.00	270	60	505
RE-061	66,924.98	3,474.79	3,890.73	270	70	505
RE-62	64,349.43	3,947.45	3,877.69	0	90	125
RE-63	64,491.72	3,833.65	3,858.00	270	55	145
RE-64	64,519.95	3,827.87	3,860.00	0	90	145
RE-65	64,586.51	3,777.75	3,876.00	0	90	165
RE-66	64,609.84	3,895.36	3,915.20	0	90	145
RE-67	64,724.45	3,599.16	3,839.26	270	40	165
RE-68	64,769.34	3,505.45	3,815.81	0	90	125
RE-69	64,870.77	3,698.06	3,833.45	0	90	125
RE-70	64,817.58	3,436.98	3,813.01	0	90	125
RE-71	64,854.99	3,500.64	3,807.93	0	90	145
RE-72	64,908.75	3,358.19	3,786.53	0	90	125
RE-73	64,973.33	3,408.23	3,779.43	0	90	145
RE-74	65,040.69	3,199.52	3,746.91	270	60	225
RE-75	65,148.22	3,003.33	3,716.51	270	60	225
RE-76	65,271.41	2,901.14	3,701.26	270	60	315
RE-77	65,391.41	2,799.43	3,701.00	270	45	345
RE-78	65,330.37	2,692.66	3,690.00	270	60	345
RE-79	65,463.48	2,599.73	3,692.00	270	45	505
RE-TRA	66,045.87	4,712.16	4,104.22	300.79	-0.62	140
RE-TRB	65,903.25	4,750.65	4,089.55	311.5	-8.21	70
RE-TRC	66,034.81	4,534.53	4,037.68	292.9	6.3	60

A1.2 Results of Pre-2006 Holes

Table A1-2
Results of Pre-2006 Holes (Intervals with Au >=0.100 opt)

Hole ID	From	To	Au (opt)
88-12	240	245	0.870
88-12	245	250	0.334
88-18	450	455	0.138
91-01	225	230	0.106
91-01	250	255	0.139
91-01	255	260	0.121
91-01	270	275	0.112
91-01	275	280	0.103
91-03	370	375	0.142
91-03	375	380	0.106
91-06	90	95	0.109
91-06	95	100	0.102
91-06	100	105	0.146
91-06	110	115	0.106
91-06	120	125	0.142
91-06	125	130	0.276
91-06	130	135	0.161
91-06	135	140	0.157
91-06	160	165	0.112
91-06	165	170	0.146
91-09	525	530	0.119
91-09	530	535	0.519
91-14	110	115	0.175
91-14	150	155	0.138
91-14	335	340	0.344
GA-08	40	45	0.186
GA-16	50	55	0.163
GA-17	20	25	0.100
GA-17	25	30	0.102
GA-19	40	45	1.254
GA-23	65	70	0.145
GA-25	15	20	0.102
GA-25	85	90	0.105
GA-41	5	10	0.131
GA-42	75	80	0.187
GA-46	20	25	0.137
R-01	45	50	0.113
R-01	50	55	0.110
R-01	70	75	0.194
R-01	105	110	0.146

Table A1-2 Results of Pre-2006 Holes (Intervals with Au >=0.100 opt)			
Hole ID	From	To	Au (opt)
R-01	130	135	0.124
R-01	165	170	0.154
R-06	70	75	0.106
R-06	80	85	0.208
R-15	175	180	0.135
R-17	113	118	0.114
R-17	118	123	0.133
R-17	158	163	0.126
R-17	173	178	0.120
R-17	183	188	0.124
R-17	193	198	0.158
R-17	198	203	0.207
R-17	203	208	0.126
R-17	208	213	0.153
R-18	122	127	0.132
R-18	142	147	0.134
R-20	328	333	0.120
R-20	368	373	0.167
R-21	100	105	0.149
R-21	105	110	0.174
R-22	45	50	0.118
R-22	85	90	0.111
R-22	135	140	0.108
R-22	140	145	0.100
R-22	335	340	0.107
R95-127	90	95	0.185
R95-127	95	100	0.216
R95-127	100	105	0.104
R95-127	105	110	0.149
R95-127	110	115	0.149
R95-127	115	120	0.140
R95-129	165	170	0.355
R95-130	65	70	0.118
R95-130	95	100	0.206
R95-130	100	105	0.233
R95-130	110	115	0.105
R95-130	120	125	0.230
R95-130	125	130	0.141
R95-130	130	135	0.156
R95-131	135	140	0.136
R95-134	665	670	0.124
R95-134	670	675	0.124

Table A1-2 Results of Pre-2006 Holes (Intervals with Au >=0.100 opt)			
Hole ID	From	To	Au (opt)
R95-134	675	680	0.125
R95-134	680	685	0.130
R95-139	350	355	0.146
R95-140	305	310	0.125
R95-152	150	155	0.139
R95-152	155	160	0.169
R95-152	170	175	0.139
R95-152	190	195	0.106
R95-152	195	200	0.156
R95-156	315	320	0.106
R95-165	50	55	0.111
R95-166	165	170	0.159
R95-166	170	175	0.169
R95-167	10	15	0.120
R95-167	15	20	0.133
R95-167	20	25	0.137
R95-167	25	30	0.105
R95-167	30	35	0.117
R95-167	35	40	0.137
R95-167	55	60	0.134
R95-167	70	75	0.117
R95-167	85	90	0.114
R95-167	90	95	0.115
R95-167	95	100	0.118
R95-170	180	185	0.133
R95-170	185	190	0.157
R95-172	25	30	0.143
R95-175	65	70	0.143
R95-175	80	85	0.101
R95-175	400	405	0.106
R95-175	405	410	0.210
R95-175	410	415	0.130
R95-176	75	80	0.124
R95-176	130	135	0.160
R95-176	195	200	0.109
R95-176	200	205	0.155
R95-176	205	210	0.155
R95-176	210	215	0.194
R95-176	215	220	0.277
R95-176	220	225	0.225
R95-178	405	410	0.104
R95-179	215	220	0.104

Table A1-2 Results of Pre-2006 Holes (Intervals with Au >=0.100 opt)			
Hole ID	From	To	Au (opt)
R95-179	220	225	0.197
R95-179	225	230	0.141
R95-179	250	255	0.115
R95-183	65	70	0.102
R95-185	180	185	0.114
R95-185	185	190	0.118
R95-185	195	200	0.121
R95-185	200	205	0.130
R95-185	205	210	0.195
R95-185	210	215	0.118
R95-185	235	240	0.128
R95-185	265	270	0.156
R95-185	375	380	0.125
R95-189	240	245	0.146
R95-189	250	255	0.133
R95-189	255	260	0.136
R95-189	265	270	0.219
R95-189	270	275	0.101
R95-189	275	280	0.163
R95-189	280	285	0.147
R95-194	45	50	0.105
R95-194	50	55	0.102
R95-194	55	60	0.192
R95-196	0	5	0.109
R95-200	225	230	0.194
R95-200	230	235	0.184
R95-200	285	290	0.117
R95-206C	95	100	0.252
R95-206C	115	120	0.147
R95-207C	90	95	2.045
R95-207C	105	110	0.125
R95-208C	50	55	0.155
R95-208C	55	60	0.115
R95-208C	90	95	0.139
R95-208C	95	100	0.194
R95-208C	100	105	0.152
R95-208C	105	110	0.155
R95-208C	115	120	0.127
R95-209	200	205	0.106
R95-209	220	225	0.118
R95-209	225	230	0.182
R95-209	230	235	0.121

Table A1-2
Results of Pre-2006 Holes (Intervals with Au >=0.100 opt)

Hole ID	From	To	Au (opt)
R95-209	260	265	0.123
R95-210	165	170	0.112
R95-210	210	215	1.105
RE-004	105	110	0.100
RE-004	110	115	0.308
RE-004	115	120	0.175
RE-004	150	155	0.213
RE-004	155	160	0.314
RE-005	225	230	0.202
RE-005	230	235	0.177
RE-005	240	245	0.578
RE-005	260	265	0.133
RE-005	265	270	0.242
RE-005	270	275	0.138
RE-006	195	200	0.150
RE-006	210	215	0.219
RE-006	315	320	0.732
RE-007	60	65	0.102
RE-014	490	495	0.108
RE-018	5	10	0.160
RE-019	285	290	0.102
RE-019	300	305	0.127
RE-026A	30	35	0.158
RE-030	110	115	0.102
RE-032	135	140	0.111
RE-032	185	190	0.227
RE-038	130	135	0.110
RE-038	140	145	0.120
RE-64	45	50	0.280
RE-74	35	40	0.180
RE-74	40	45	0.112
RE-77	265	270	0.104
RE-79	250	255	0.787
RE-79	260	265	0.105